Form 10-K, Exhibit 13
period 1993-12-31
COLONIAL GAS CO
filed 1994-03-18
CIK 60653

[EXHIBIT 13a TO COLONIAL GAS COMPANY
           FORM 10-K FOR YEAR ENDING DECEMBER 31, 1993]


CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts) Year Ended December 31,
                                            1993       1992       1991

Operating Revenues                       $166,261   $145,054   $137,719
Cost of gas sold                           90,915     75,143     73,288
  Operating Margin                         75,346     69,911     64,431
Operating Expenses:
  Operations                               32,748     31,481     29,764
  Maintenance                               5,631      5,477      5,124
  Depreciation and amortization             6,831      5,914      5,488
  Local property taxes                      2,496      2,059      1,683
  Other taxes                               1,359      1,300      1,184
   Total Operating Expenses                49,065     46,231     43,243
Income Taxes:
  Federal income tax                        6,111      5,390      3,803
  State franchise tax                       1,280      1,139        963
   Total Income Taxes                       7,391      6,529      4,766
Utility Operating Income                   18,890     17,151     16,422
Other Operating Income (Expense):
  Truck transportation revenues             7,558      9,799      8,087
  Truck transportation expenses,
   including income taxes and interest     (7,163)    (9,622)    (8,678)
   Truck Transportation Net Income(Loss)      395        177       (591)
  Other, net of income taxes                 (186)      (141)      (142)
   Total Other Operating Income(Expense)      209         36       (733)
Non-Operating Income, Net of Income Taxes   1,064        922        769
Income Before Interest and Debt Expense    20,163     18,109     16,458
Interest and Debt Expense                   8,141      7,466      8,141
Net Income                               $ 12,022   $ 10,643   $  8,317

Average Common Shares Outstanding           7,931      7,728      7,529

Income per Average Common Share          $   1.52   $   1.38   $   1.10

Dividends Paid per Common Share          $  1.235   $  1.213   $  1.193


The accompanying notes are an integral part of these statements.

[END OF CONSOLIDATED STATEMENTS OF INCOME]

CONSOLIDATED BALANCE SHEETS

Assets                                       December 31,
(In Thousands)                             1993        1992
Utility Property:
At original cost                        $260,570    $236,515
  Accumulated depreciation               (57,857)    (52,700)
     Net Utility Property                202,713     183,815
Non-Utility Property - Net                 3,235       4,039
     Net Property                        205,948     187,854

Capital Leases - Net                       3,914       4,366

Current Assets:
Cash and cash equivalents                  5,482       4,433
Accounts receivable                       16,156      18,535
  Allowance for doubtful accounts         (1,682)     (1,187)
Accrued utility revenues                   7,170       5,492
Unbilled gas costs                        16,759      18,881
Fuel inventory - at average cost          13,717      13,432
Materials and supplies - at average cost   3,812       3,868
Prepayments and other current assets       6,254       8,309

     Total Current Assets                 67,668      71,763

Deferred Charges and Other Assets:
Unrecovered deferred income taxes         12,689      12,928
Unrecovered environmental costs incurred   4,062       3,119
Unrecovered environmental costs accrued    5,300      13,800
Unrecovered transition costs accrued       2,000           -
Unrecovered pension costs                  3,215       2,962
Excess cost of investments over net
assets acquired                            2,798       2,798
Other                                      4,524       3,332
     Total Deferred Charges and
     Other Assets                         34,588      38,939
Total Assets                            $312,118    $302,922

CONSOLIDATED BALANCE SHEETS

Capitalization and Liabilities               December 31,
(In Thousands)                             1993        1992
Capitalization:
Common Equity:
Common Stock                            $ 26,739    $ 26,122
Premium on Common Stock                   45,799      42,133
Retained earnings                         21,745      19,516
     Total Common Equity                  94,283      87,771
Long-Term Debt                            87,432      90,750
     Total Capitalization                181,715     178,521
Capital Lease Obligations                  3,149       3,591

Current Liabilities:
Current maturities of long-term debt       3,318       1,500
Current capital lease obligations            765         776
Notes payable                             32,600      24,500
Gas inventory purchase obligations        15,233      14,741
Accounts Payable                          12,161      12,543
Accrued interest                           1,017       1,024
Pipeline refunds due customers             2,076       1,456
Accrued pipeline charges                     305         911
Current deferred income taxes              2,212       4,323
Other current liabilities                  3,726       2,793
     Total Current Liabilities            73,413      64,567

Deferred Credits and Reserves:
Deferred income taxes - Funded            23,395      19,054
Deferred income taxes - Unfunded          12,689      12,928
Deferred income taxes - Due customers      1,238       1,293
Accrued environmental costs                5,300      13,800
Accrued transition costs                   2,000           -
Unamortized investment tax credits         4,449       4,703
Pension reserve                            3,586       3,331
Other deferred credits and reserves        1,184       1,134
     Total Deferred Credits and
     Reserves                             53,841      56,243
Total Capitalization and Liabilities    $312,118    $302,922


The accompanying notes are an integral part of these statements.

[END OF CONSOLIDATED BALANCE SHEETS]

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              Year Ended December 31,
(In Thousands)                               1993      1992      1991
Cash Flows From Operating Activities:
Net Income                                 $12,022   $10,643   $ 8,317
Adjustments to reconcile net income
to net cash:
  Depreciation and amortization              7,703     6,995     6,524
  Deferred income taxes                      2,139     6,264     2,176
  Amortization of investment tax credits      (255)     (259)     (273)
  Provision for uncollectible accounts       2,102     1,697     1,516
  Other, net                                   190       832       893
                                            23,901    26,172    19,153
Changes in current assets and liabilities:
  Accounts receivable                          773    (5,133)   (1,779)
  Accrued utility revenues                  (1,678)    1,366    (1,745)
  Unbilled gas costs                         2,122    (9,183)   (7,494)
  Fuel inventory                              (285)   (1,664)      468
  Materials and supplies                        56      (199)      158
  Prepayments and other current assets       2,055    (3,027)     (557)
  Accounts payable                            (382)       35     1,499
  Accrued interest                              (7)     (135)      (90)
  Pipeline refunds due customers               620       (20)   (1,222)
  Accrued pipeline charges                    (606)   (2,189)    3,100
  Current deferred income taxes             (2,111)    4,323         -
  Other current liabilities                    933       (39)    1,076
Net Cash Provided by Operating Activities   25,391    10,307    12,567
Cash Flows From Investing Activities:
Utility capital expenditures               (25,703)  (26,948)  (16,685)
Non-utility capital expenditures              (453)     (218)     (629)
Sale of non-utility assets                     586         -         -
Change in deferred accounts                   (354)   (4,781)      880
Net Cash Used in Investing Activities      (25,924)  (31,947)  (16,434)
Cash Flows From Financing Activities:
Dividends paid on Common Stock              (9,793)   (9,379)   (8,981)
Issuance of Common Stock                     4,283     4,286     2,776
Issuance of long-term debt                       -    45,000         -
Retirement of long-term debt                (1,500)  (15,634)   (6,628)
Change in notes payable                      8,100    (3,500)   15,900
Change in gas inventory purchase
obligations			               492     3,015    (1,554)
Net Cash Provided by Financing Activitie     1,582    23,788     1,513
Net Increase (Decrease) in Cash and
Cash Equivalents 			     1,049     2,148    (2,354)
Cash and Cash Equivalents at Beginning
of Year 			             4,433     2,285     4,639
Cash and Cash Equivalents at End of Year   $ 5,482   $ 4,433   $ 2,285
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest - net of amount capitalized       $ 8,891    $8,390   $ 7,921
Income and state franchise taxes           $ 4,939    $3,639   $ 2,455

The accompanying notes are an integral part of these statements.

[END OF CONSOLIDATED STATEMENTS OF CASH FLOWS]

CONSOLIDATED STATEMENTS OF COMMON EQUITY

(In Thousands Except Per Share Amounts) Year ended December 31,
                                            1993       1992      1991

Common Stock
  $3.33 par value; authorized 15,000 shares;
   outstanding, 8,030 in 1993, 7,844 in 1992,
   and 7,625 in 1991
  Beginning of year                        $26,122    $25,391  $24,806
   Issuance of Common Stock through
     Dividend Reinvestment and Common
      Stock Purchase Plan and three
      employee savings plans (186 shares
      in 1993, 219 shares in 1992 and 176
      shares in 1991)                          617        731      585

  End of year                              $26,739    $26,122  $25,391

Premium on Common Stock
  Beginning of year                        $42,133    $38,578  $36,387
   Issuance of Common Stock through
     Dividend Reinvestment and Common
      Stock Purchase Plan and three
      employee savings plans                 3,666      3,555    2,191

  End of year                              $45,799    $42,133  $38,578

Retained Earnings
  Beginning of year                        $19,516    $18,252  $18,916
   Net income                               12,022     10,643    8,317
   Cash dividends on Common Stock ($1.235
     a share in 1993, $1.213 a share in
      1992 and $1.193 a share in 1991)      (9,793)    (9,379)  (8,981)

  End of year                              $21,745    $19,516  $18,252

      Total Common Equity                  $94,283    $87,771  $82,221


The accompanying notes are an integral part of these statements.

[END OF CONSOLIDATED STATEMENTS OF COMMON EQUITY]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A:  Summary of Significant Accounting Policies

Principles   of   Consolidation  -  The   consolidated   financial
statements include the accounts of the Company and its subsidiaries. All material intercompany items have been eliminated in consolidation.

Utility Regulation - The Company's utility operations are subject to regulation by the Massachusetts Department of Public Utilities
(DPU) with respect to rates charged for natural gas sales and transportation, among other things. The Company's policies conform with generally accepted accounting principles, as applied to regulated public utilities.

Utility Property and Non-Utility Property - Utility property and non-utility property are stated at original cost, including labor, materials, taxes and overheads. The amount of interest capitalized as a component of construction overheads amounted to $227,000, $181,000 and $156,000 in 1993, 1992 and 1991, respectively.

The original cost of depreciable utility property retired, together with the cost of removal, net of salvage, is charged to accumulated depreciation. Depreciation applicable to the Company's utility property in service is calculated in accordance with depreciation rates as approved by the DPU. The composite depreciation rate was approximately 2.91% through October 31, 1993, which was increased to approximately 3.77% effective with a rate increase as approved by the DPU on November 1, 1993. The composite depreciation rate is applied to the utility property balance at the beginning of each year. Depreciation on non-utility property is computed by various methods.

Operating Revenues - Operating revenues are accrued based upon the amount of gas delivered to utility customers through the end of the accounting period. Accrued utility revenues of $7,170,000 and $5,492,000, as reported in the Consolidated Balance Sheets at December 31, 1993 and 1992, respectively, represent the accrual of unbilled operating revenues net of related gas costs. The Company's policy is to record lost margins and financial incentives relating to the Company's demand side management programs as revenue when earned by the Company and approved by the DPU. No lost margins or incentives have been recorded to date.

Unbilled Gas Costs - The Company charges or credits its utility customers for increases or decreases in gas costs from those reflected in its base tariffs by applying a cost of gas adjustment clause (CGAC). In accordance with the CGAC, any under or over recoveries of gas costs are charged or credited to the unbilled gas cost account and recorded as a current asset or liability. Such under or over recoveries are collected or refunded, with interest accrued at the prime rate, in subsequent periods. Unbilled gas costs as of December 31, 1993 includes $305,000 of accrued pipeline charges relating to restructured gas supply contracts. It also includes $2,833,000 of transition costs that have been paid but not yet recovered from utility customers (see
Note I).

Pipeline Refunds Due Customers - The Company periodically receives refunds from interstate pipeline companies related to rate adjustments ordered by the Federal Energy Regulatory Commission
(FERC). All of the refunds are returned to utility customers under methods approved by the DPU.

Excess Cost of Investments over Net Assets Acquired - This asset arose principally from the pre-1971 acquisitions of utility operations. No amortization has been provided since, in the opinion of management, there has been no diminution in value of the applicable investments.

Income  Taxes - The Company records deferred income taxes for  the income tax effect of the difference between book and tax depreciation and all other temporary book and tax differences, in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Unamortized investment tax credits, which were allowed under Federal income tax laws prior to 1987, have been deferred and are being amortized as a credit to income tax expense over the estimated service lives of the corresponding assets.

Interest and Debt Expense - Interest and debt expense includes interest on long-term debt, interest on short-term notes payable and regulatory interest. As approved by the DPU, regulatory interest is interest expense or income charged or credited on regulatory assets or liabilities.

Pension Plans - The Company and its subsidiaries have defined benefit pension plans covering substantially all employees. These include two qualified union plans, one qualified plan for non-union employees, and various unqualified individual deferred compensation agreements covering certain key employees and retirees. The Company's funding policy is to contribute annually an amount at least equal to the normal cost plus a 30-year amortization of the unfunded actuarially calculated accrued liability and additional contributions to fund the unqualified individual deferred compensation plans.

Cash and Cash Equivalents - For the purposes of the Consolidated Balance Sheets and Statements of Cash Flows, the Company considers cash investments with an original maturity of three months or less to be cash equivalents.

Note B:  Federal Income Tax

During 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). During 1991, the Company recorded deferred income taxes under Statement of Financial Accounting Standards No. 96 "Accounting for Income Taxes" (SFAS 96). The adoption of SFAS 109 had no significant impact on the Company's financial statements. SFAS 109 requires, among other things, the recording of cumulative deferred income taxes on all temporary timing differences. Prior to October 1981 as approved by the DPU, the Company did not record deferred income taxes but rather "flowed through" tax benefits to utility customers. At December 31, 1993, the Company has a liability of $12,689,000 on the Consolidated Balance Sheet as Deferred Income Taxes - Unfunded and a corresponding unrecovered deferred charge. The liability represents the tax effect of pre-1981 timing differences for which deferred income taxes had not been provided, increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The Company is recovering these unfunded deferred taxes from utility customers over the remaining book life of utility property.
      The Company has a liability (Deferred Income Taxes- Due Customers) of $1,238,000 at December 31, 1993, representing the amount of pre-July 1, 1987 deferred income taxes that were recorded in excess of the current Federal statutory income tax rate. This amount is being returned to utility customers over the remaining book life of utility property.

Federal income tax expense is comprised of the following components:

                                        Year Ended December 31,
(In Thousands)                          1993      1992     1991
Charged (credited) to operations:
Current                                $5,191    $(362)  $2,348
Deferred:
  Unbilled gas costs                   (1,753)   3,590        -
  Accelerated depreciation              2,157    2,092    1,727
  Cost of removal                         190      149      138
  Construction contribution                 -        -     (343)
  Environmental response costs            (33)    (223)    (175)
  Pension                                 141      131      110
  Recovery of unfunded deferred taxes     556      578      572
  Miscellaneous                           (93)    (316)    (311)
Amortization of investment tax credits   (245)    (249)    (263)
     Total                              6,111    5,390    3,803
Charged (credited) to other income        578      486      (90)
     Total Federal income tax expense  $6,689   $5,876   $3,713

The effective Federal income tax rate and the reasons for the difference from the statutory Federal income tax rate are as follows:

                                         1993     1992     1991
Statutory Federal income tax rate          35%      34%      34%
Increases (reductions) in taxes
resulting from:
   Amortization of investment tax credits  (1)      (2)      (2)
   Construction contribution                -        -       (3)
   Recovery of unfunded deferred taxes      3        4        5
   Miscellaneous items                     (1)       -       (3)
     Effective Federal income tax rate     36%      36%      31%

Temporary differences which gave rise to the following deferred tax assets and liabilities at December 31, 1993 are:

(In Thousands)                      Deferred Tax Assets (Liabilities)
Construction contributions                $   1,176
Other                                           940
   Total deferred tax assets                  2,116
Accelerated depreciation                    (32,333)
Cost of removal                              (2,105)
Unbilled gas costs                           (2,212)
Environmental response costs                 (1,634)
Other                                        (2,128)
   Total deferred tax liabilities           (40,412)
Total deferred taxes                      $ (38,296)

Note C:  Capital Stock

As a result of the 3 for 2 stock split effective July 29, 1992, the par value of the Company's Common Stock changed from $5.00 per share to $3.33 per share. Also during 1992, the number of authorized shares was increased from 8,000,000 to 15,000,000.
  Pursuant to the Company's dividend reinvestment and common stock purchase plan, stockholders can automatically reinvest their cash dividends and can invest optional limited amounts of cash payments in newly issued shares.
   The Company has authorized and unissued 547,559 shares of Class A Preferred Stock, $25 par value, of which 100,000 shares have been designated a Junior Preferred Stock series and reserved for issuance under the Rights Plan described below, and 370,000 shares of Class B Preferred Stock, $1 par value.
   On November 9, 1993, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") and declared a dividend distribution of one share purchase right (a "Right") for each outstanding share of the Company's Common Stock, to stockholders of record on December 1, 1993. Each Right entitles the holder to purchase one one-hundredth of a share of the Company's Series A-1 Junior Participating Preferred Stock, par value $25 per share, at a price of $60 per share, subject to adjustment. The exercise of the Rights is subject to obtaining DPU approval. The description and terms of the Rights are set forth in a Rights Agreement between the Company and The First National Bank of Boston. The Rights attach to each outstanding share issued and to be issued and expire on December 1, 2003. The Rights do not carry voting or dividend rights, have no dilutive effect and do not impact the earnings of the Company.
   The Rights only become exercisable, or separately transferable, 10 days after a person or group acquires, or announces an intention to acquire, beneficial ownership of 20% or more of the Company's Common Stock. The Rights are redeemable by the Board at a price of $.01 per Right, at any time prior to the earliest of the expiration of ten days after the acquisition by a person or group of beneficial ownership of 20% or more of the Company's Common Stock; and the final expiration date.

Note D:  Retained Earnings

The Company's ability to pay dividends on its Common Stock from retained earnings is restricted by the first mortgage bond indenture and by the bank line of credit. Under the most restrictive covenant, approximately $15,776,000 of retained earnings was available to pay dividends on Common Stock as of December 31, 1993.

Note E:  Long-Term Debt

The composition of long-term debt is as follows:
                                               December 31,
   (In Thousands)                            1993        1992
First mortgage bonds:
  14.00%  Series CC  due 1999             $  2,750    $  3,250
   8.86%  Series CD  due 2001                8,000       9,000
   9.40%  Series CE  due 1997               15,000      15,000
  10.25%  Series CF  due 2004               20,000      20,000
   8.05%  Series CG  due 1999               20,000      20,000
   8.80%  Series CH  due 2022               25,000      25,000
        Total                               90,750      92,250
Less: Long-term debt due within one year     3,318       1,500

Total long-term debt                      $ 87,432    $ 90,750

The aggregate amount of maturities and sinking fund requirements for the years 1994, 1995, 1996, 1997, and 1998 are $3,318,000,
$8,318,000,  $8,318,000, $8,318,000, and $3,318,000, respectively.
In addition to these normal sinking fund requirements, the Company will have the option to call all or a portion of the Series CC first mortgage bonds on or after June 15, 1994.
  The first mortgage bonds are collateralized by utility property. The Company's first mortgage bond indenture includes, among other provisions, limitations on the issuance of long-term debt, leases and the payment of dividends from retained earnings.

Note F:  Short-Term Debt

In June 1993, the Company established a one-year bank line of credit of $60,000,000 with a consortium of five banks to replace its expiring $50,000,000 bank line of credit. The bank line of credit allows the Company to borrow on a demand basis up to $60,000,000, less whatever amount has been borrowed through the Company's gas inventory trust (described below). The line of credit allows the Company the option to borrow under four alternative rates: prime rate, certificate of deposit rate, eurodollar rate (LIBOR), and a competitive bid option. At December 31, 1993, the credit available under the bank line of credit was $12,167,000. The weighted average interest rates for the Company's short-term debt were 3.64% and 3.76% at December 31, 1993 and 1992, respectively.
  The Company has an agreement with a single-purpose Massachusetts trust, the Company's gas inventory trust, under which the Company sells supplemental gas inventory to the trust at the Company's cost. The Company's agreement with the trust requires it to repurchase such inventory at cost when needed and reimburse the trust for expenses incurred to finance the gas inventory. The trust finances such purchases of inventory by borrowing under a bank line of credit with a maximum borrowing commitment of $30,000,000 that is complementary to and on similar terms as the Company's bank line of credit described above. The DPU has approved the inventory trust arrangement and has permitted the cost of such gas inventory, including fees and financing costs, to be recovered through the Company's CGAC. During 1993, 1992 and 1991 approximately $390,000, $433,000 and $671,000, respectively, of financing costs were incurred by the trust.

Note G:  Lease Obligations

The Company leases certain facilities and equipment used in its operations. In accordance with accounting for regulated public utilities, the Company has capitalized certain of these leases and reflects lease payments as rental expense in the periods to which they relate. This capitalization has no impact on the Company's net income.
   Assets held under capital leases amounted to approximately $7,475,000 and $8,329,000 at December 31, 1993 and 1992,
respectively. Accumulated amortization on assets held under capital leases amounted to approximately $3,561,000 and $3,963,000 at December 31, 1993 and 1992, respectively.
   The most significant agreements which meet the criteria for capital lease classification are a lease which expires in 1998 for a liquefied natural gas storage tank in South Yarmouth,
Massachusetts and a lease which expires in 2002 for office facilities in Lowell, Massachusetts. Both leases have fair market renewal options at the end of their initial terms.
   Total rental expense for the years 1993, 1992 and 1991 approximated $1,808,000, $1,984,000 and $2,163,000, respectively.
At December 31, 1993, the future minimum payments (including interest) under the Company's lease agreements are: $1,069,000 in 1994; $917,000 in 1995; $719,000 in 1996; $572,000 in 1997;
$389,000 in 1998; and $882,000 thereafter.

Note H:  Employee Benefit Plans

Savings Plans - The Company sponsors three employee 401(k) Savings Plans. The Company's matching contribution, exclusive of plan administration costs, was $418,000, $316,000 and $291,000 for 1993, 1992 and 1991, respectively.

Pension  Plans  -  The Company and its subsidiaries  have  various
defined   benefit   pension  plans  covering   substantially   all
employees.

Net   periodic   pension  cost  is  comprised  of  the   following
components:

                                           Year Ended December 31,
(In Thousands)                             1993     1992       1991

Benefits earned during the period       $ 1,031    $ 958      $ 752
Interest cost on projected benefit
obligation  			          2,690    2,500      2,093
Actual return on plan assets             (2,656)    (469)    (7,839)
Net amortization and deferral               325   (1,760)     6,276
Net periodic pension cost                $1,390   $1,229     $1,282

Assumptions used in actuarial calculations were as follows:

                                           Year Ended December 31,
                                           1993     1992       1991

Weighted average discount rate             7.25%    8.00%      8.00%
Future compensation increases              5.00%    5.50%      5.50%
Expected long-term rate of return
on assets  			           9.00%    9.00%      9.00%

The funded status of the plans at December 31, 1993 and 1992 is as follows:

                               1993                       1992
                          Assets   Accumulated       Assets   Accumulated
                          Exceed      Benefits       Exceed      Benefits
                     Accumulated        Exceed  Accumulated        Exceed
(In Thousands)          Benefits        Assets     Benefits        Assets

Projected benefit
obligations:
Vested                 $(23,689)      $(9,208)    $(19,728)      $(8,287)
Nonvested                  (562)         (356)        (420)         (414)
Accumulated             (24,251)       (9,564)     (20,148)       (8,701)
Due to recognition of
future salary increases  (5,665)           (6)      (4,978)            -
             Total      (29,916)       (9,570)     (25,126)       (8,701)
Plan assets at fair      28,250         5,186       26,226         4,799
value
Projected benefit
obligation
  (in excess of) less
  than plan assets       (1,666)       (4,384)       1,100        (3,902)
Unrecognized net loss
  (gain)	          1,695	          909       (1,203)          281
Unrecognized
  transition amount       2,818         2,312        2,665         2,681
Additional liability
  accrued                     -        (3,215)           -        (2,962)
Prepaid (accrued)
  pension costs          $2,847       $(4,378)      $2,562       $(3,902)

Assets of the employee benefit plans are invested in domestic and international equities, medium-term domestic fixed income securities, international fixed income securities and other short-term debt instruments.

Postretirement Life and Health Benefit Plan - The Company sponsors a postretirement benefit plan that covers substantially all employees. The plan provides medical, dental and life insurance benefits. The plan is contributory for retirees, with respect to postretirement medical and dental benefits; the plan is noncontributory with respect to life insurance benefits.
      During 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). Prior to 1993, expense was recognized when benefits were paid, which was $148,000 and $168,000 in 1992 and 1991, respectively. In accordance with SFAS 106, the Company began recording the cost for this plan on an accrual basis for 1993. As permitted by SFAS 106, the Company will record the transition obligation over a twenty-year period. The Company's cost under this plan for 1993 was $817,000. A regulatory asset of $431,000 has been recorded, leaving a net expense of $386,000. This regulatory asset represents the excess of postretirement benefits on the accrual basis over the paid amounts for the period of January 1, 1993 until November 1, 1993, the effective date of the DPU's approval of the Company's new rates. Currently, the DPU allows Massachusetts utilities to recover the tax deductible portion of these postretirement benefits.
      Beginning in 1990, the Company has funded a portion of these costs through the combination of a trust under Section 501(c)(9) of the Internal Revenue Code and separate accounts of the trust under Section 401(h) of the Internal Revenue Code. The Company is currently funding an amount each year equal to the maximum tax deductible amount.
      The following table sets forth the Plan's funded status reconciled with the amounts recognized in the Company's financial statements at December 31, 1993:

(In Thousands)

Accumulated postretirement
benefit obligation:
     Retirees                                    $(2,523)
     Fully eligible active plan participants      (1,629)
     Other active plan participants               (2,388)
                                                  (6,540)
Plan assets at fair value                          2,940
Accumulated postretirement benefit obligation
     in excess of plan assets                     (3,600)
Unrecognized net (gain) from past experience
     different from that assumed and from
     changes in assumptions                          (60)
Unrecognized transition obligation                 5,123
Prepaid postretirement benefit cost               $1,463


Net periodic postretirement benefit cost for 1993 included the following components:

(In Thousands)

Service cost - benefits attributable to service
     during the period                            $  268
Interest cost on accumulated postretirement
     benefit obligation                              478
Actual return on plan assets                        (202)
Net amortization and deferral                        273
Net periodic postretirement benefit cost             817
Regulatory asset                                    (431)
Net expense                                       $  386

      For measurement purposes, a 9% (8% for medical costs after age 65 and 4.5% for dental costs) annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate for medical costs was assumed to decrease gradually to 5% for 2001 (to 4.5% for 2004 for medical costs after age 65) and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $935,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost for 1993 by $124,000.
      The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25%. The expected long-term rate of return on plan assets was 9% for assets in the Section 401(h) accounts and, after estimated taxes, was 6% for assets in the Section 501(c)(9) trust.


Postemployment Benefits - The Company plans to adopt prospectively for 1994 Statement of Financial Accounting Standards No. 112 "Employer's Accounting for Postemployment Benefits" (SFAS 112). This statement requires accrual accounting for benefits to former or inactive employees after employment but before retirement. The adoption of SFAS 112 should not have a significant effect on the Company's results of operations.

Note I:  Other Commitments

Long-Term Obligations - The Company has contracts, which expire at various dates through the year 2012, for the acquisition of gas supplies and the storage and delivery of natural gas stored underground. The contracts contain minimum payment provisions which correspond to gas purchases that, in the opinion of management, are not in excess of the Company's requirements. Based on current rates, the minimum payments under these contracts total $518,000,000 through the year 2012, of which approximately $48,000,000 is due during each of the next five years.

FERC Order No. 636 Transition Costs - As a result of FERC Order 636, several of the Company's interstate pipeline service providers have been required to unbundle their supply and transportation services. This unbundling has caused the interstate pipeline companies to incur substantial costs in order to comply with Order 636. These transition costs include four types: (1) unrecovered gas costs (gas costs that have been incurred but not yet recovered by the pipelines when they were providing bundled service to local distribution companies); (2) gas supply realignment costs (the cost of renegotiating existing gas supply contracts with producers); (3) stranded costs (unrecovered costs of assets that can not be assigned to customers of unbundled services); and (4) new facilities costs (costs of new facilities required to physically implement Order 636).
   Pipelines are expected to be allowed to recover prudently incurred transition costs from customers such as the Company, primarily through a demand charge, after approval by FERC. The Company's transition cost liabilities are estimated to range from $5,100,000 to $12,000,000. Through December 31, 1993, the Company
has paid $3,100,000 of transition costs. The Company is recovering these costs from its customers, as approved by the DPU. As of December 31, 1993, the Company has recorded on the balance sheet a long-term liability of $2,000,000 ("Accrued Transition Costs") and based upon rate recovery, has recorded a regulatory asset of $2,000,000 ("Unrecovered Transition Costs Accrued"). Actual transition costs to be incurred depends on various factors, and therefore future costs may differ from the amounts discussed above.

Note J:  Contingencies
Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DPU ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1993, the Company had incurred $7,750,000 of environmental response costs related to these sites, $1,521,000 for the former gas manufacturing site and $6,229,000 for the related disposal sites. The Company expects to continue incurring costs arising from these environmental matters.
   As of December 31, 1993 the Company has recorded on the balance sheet a long-term liability of $5,300,000 representing estimated future response costs relating to these sites based on the Company's preferred methods of remediation; of this amount $2,200,000 relates to the gas manufacturing site. Based upon the DPU order approving rate recovery of environmental response costs, a regulatory asset of $5,300,000 has been recorded on the balance sheet ("Unrecovered Environmental Costs Accrued"). This amount has decreased from the prior year estimate based upon the completion of certain remedial actions and a lower expectation of future costs due to changes in environmental regulations and a better understanding of on-site exposures. Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.
  As of December 31, 1993, the Company had settled claims relating to this matter with all liability insurers and other known potentially responsible parties ("PRP"), except for one. The Company expects to receive $250,000 in 1994 from that PRP. In accordance with the DPU order referred to above, half the costs incurred in pursuing insurers and other PRP are recovered from the ratepayers through the CGAC and half are initially borne by the Company. Also, per this order, any insurance and other proceeds are applied first to the Company's costs of pursuing recovery from insurers and other PRP, with the remainder divided equally between the ratepayers and shareholders.
   The table below summarizes the environmental response costs incurred and insurance and other proceeds received relating to these environmental response costs:

(In Thousands)              	               Insurance and
                                               Other Proceeds
             Response Costs                               Recorded as
                      Recovered    Period    Returned     Non-Operating
                       from       of Rate       to           Income
Year       Incurred   Customers   Recovery   Customers    Net of Taxes

1988        $  853    $  488     1990-1997         -              -
1989         4,031     2,303     1990-1997         -              -
1990           639       274     1991-1998         -              -
1991           374       107     1992-1999    $  851         $  525
1992           617        88     1993-2000     1,121            673
1993         1,236         -     1994-2001       469            290
Total       $7,750    $3,260                  $2,441         $1,488

Note K:  Fair Value of Financial Instruments
In accordance with Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Values of Financial Instruments", the following methods and assumptions were used to estimate the fair value for the following financial instruments:

Cash and Cash Equivalents and Short-term Debt - The carrying amount approximates fair value.

Long-Term Debt - The fair value of long-term debt is estimated based on the rates available to the Company at the end of each respective year for debt of the same remaining maturities. The carrying amount of long-term debt (including current maturities) was $90,750,000 and $92,250,000 as of December 31, 1993 and 1992,
respectively. The fair value of long-term debt was $104,562,000 and $101,440,000 as of December 31, 1993 and 1992, respectively.

Under current regulatory treatment, any premiums paid to refinance long-term debt, would be recovered over the life of the new debt, and would not have a significant impact on the Company's results of operations.

Note L:  Quarterly Financial Data (Unaudited)
(In Thousands Except Per Share Amounts)
                   			           Income
                              Utility             (Loss) Per
                             Operating     Net     Average    Dividends
                 Operating    Income     Income    Common      Paid Per
Quarter Ended    Revenues     (Loss)     (Loss)     Share       Share
1993
December 31       $55,289    $8,780      $6,945     $ .87       $.310
September 30       12,259    (2,738)     (3,722)     (.47)       .310
June 30            20,587    (1,417)     (3,235)     (.41)       .310
March 31           78,126    14,265      12,034      1.53        .305
1992
December 31       $50,261    $7,547      $5,568     $ .71       $.305
September 30       12,458    (2,713)     (3,922)     (.51)       .305
June 30            18,251    (1,838)     (3,614)     (.47)       .303
March 31           64,084    14,155      12,611      1.65        .300

In the opinion of management, the quarterly financial data includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of such information. The Company typically reports profits during the first and fourth quarters of each year while incurring losses during the second and third quarters. This is due to significantly higher natural gas sales during the colder months to satisfy customers' heating needs.

Note M:  Reclassifications

Certain amounts in the prior years have been reclassified to conform with the 1993 financial statement presentation.

[END OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Shareholders of Colonial Gas Company

We have audited the accompanying consolidated balance sheets of Colonial Gas Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows, and common equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Colonial Gas Company and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
  As discussed in Note H to the Consolidated Financial Statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions.


Boston, Massachusetts
January 18, 1994

[END OF REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net Income and Dividends
Net income was $12,022,000 or $1.52 per common share in 1993 compared to $10,643,000 or $1.38 per common share in 1992, and $8,317,000 or $1.10 per common share in 1991.
   Net income was impacted by significantly colder-than-normal temperatures in 1993 and 1992 and significantly warmer-than-normal temperatures in 1991, which is summarized as follows:
                                          1993      1992     1991
Percent colder (warmer) than normal
  Peak Season (January - April and
    November - December)	          8.0%      2.6%     (8.1)%
  Off-Peak Season (May - October)         3.7%     17.9%    (15.4)%
  Year Average                            7.3%      4.8%     (9.2)%

Percent colder (warmer) than prior year
  Peak Season (January - April and
    November - December)  		  5.2%     11.7%      3.2%
  Off-Peak Season (May - October)       (12.1)%    39.4%    (12.6)%
  Year Average                            2.4%     15.5%      0.7%

Other items which had an impact on net income are discussed in the following sections.
   Dividends per common share were $1.235 in 1993, $1.213 in 1992 and $1.193 in 1991. The Company has paid dividends for 57 consecutive years, and has increased dividends each year for the past fourteen years.


Operating Revenues
Operating revenues were $166,261,000 in 1993, $145,054,000 in 1992 and $137,719,000 in 1991. Operating revenues are impacted by the volumes of gas sold and transported, changes in base rates, as approved by the Massachusetts Department of Public Utilities
(DPU), and the pass-through of gas costs to customers via a cost of gas adjustment clause (CGAC).
   The volumes of gas sold are affected by fluctuations in weather and the number of customers being served. Firm customers increased by 11,239 over the last three years, an increase of 9.3%, which increase has added to sales volume. The chart below summarizes volumes of gas sold and transported and firm customers:
                                       1993     1992      1991
Gas sold (In MMcf)
   Firm                               18,935   18,542    16,689
   Interruptible                       1,030    1,508     1,631
Gas transported
   Firm                                4,163    1,997     1,133
   Interruptible                       4,026    2,820     3,352
         Total gas sold and
         transported (In MMcf)	      28,154   24,867    22,805

Firm Customers                       132,188  127,965   123,185


  Operating revenues increased $21,207,000, or 14.6%, from 1992 to 1993. This increase resulted primarily from weather that was colder than the prior year, a growing customer base and a 4.9% rate increase effective November 1, 1993. Temperatures were 2.4% colder than the comparable 1992 period and 7.3% colder than normal. This cooler weather pattern, together with continued customer growth, helped raise firm gas sales by 2.1% or 393,000 Mcf.
   Operating revenues increased $7,335,000, or 5.3%, from 1991 to 1992. This increase resulted primarily from weather that was colder than the prior year and a growing customer base. Temperatures were 15.5% colder than the comparable 1991 period and 4.8% colder than normal. This cooler weather pattern, together with continued customer growth, helped raise firm gas sales by 11.1% or 1,853,000 Mcf.

Cost of Gas Sold
Average cost of gas sold per Mcf was $4.53 in 1993, $3.73 in 1992 and $3.98 in 1991. Cost of gas sold is based upon the sales volumes, the price and mix of gas purchased and used to satisfy demand, and profits on interruptible sales, which flow back to the customers as a credit through the CGAC.

     The Company distributes natural gas purchased under long-term contracts as well as gas purchased on the spot market. The following table summarizes the sources of gas purchased by the
Company:

(In MMcf)                                1993    1992     1991
Gas purchased
  Pipeline firm                         9,804   8,292    5,053
  Pipeline spot                         5,179   8,341    9,604
  Underground storage                   3,501   2,666    3,018
  LNG/Other                             1,832   1,668      999
     Total gas purchased               20,316  20,967   18,674

Underground storage consists primarily of spot gas purchased and injected into storage during the summer and fall for use during the following winter.

Operating Expenses
Operations  expense  was  $32,748,000  in  1993,  an  increase  of
$1,267,000  or  4.0%,  from  1992, and  $31,481,000  in  1992,  an increase of $1,717,000, or 5.8%, from 1991. The increase in 1993 was primarily due to increased labor and medical insurance costs and and an increase in bad debt expense. The majority of the increase  in  1992 was the result of increased labor  and  medical insurance costs.
   Maintenance expense increased $154,000, or 2.8%, in 1993 from 1992 and increased $353,000, or 6.9%, in 1992 from 1991.
    Depreciation and amortization expense increased 15.5% or $917,000 in 1993 and 7.8% or $426,000 in 1992. The increase in
1993 was primarily due to an increase in utility property and to increased depreciation rates as a result of the Company's 1993 rate order. The increase in 1992 was the result of an increase in utility property.
  Local property and other taxes increased 14.8% in 1993 from 1992 and 17.2% in 1992 from 1991 due to higher property and payroll taxes, and additional property subject to property taxes.

Income Taxes
Total Federal income and state franchise taxes increased 13.2% or $862,000 in 1993 and 37% or $1,763,000 in 1992 as a result of a higher level of income.

Other Operating Income (Expense)
Other operating income (expense), net of income taxes was $209,000 in 1993, $36,000 in 1992 and $(733,000) in 1991. Other operating income includes results from the Company's wholly-owned energy trucking subsidiary (Transgas) and appliance sales.
  Transgas' improved financial results in 1993 are attributable to the closing of its unprofitable bulk cement trucking operation during the first half of the year. The closing of this operation permitted Transgas to reduce overhead expenses. In addition, trucking equipment associated with this operation were sold at prices exceeding net book value. Transgas' LNG transportation revenue increased due to renewed demand from natural gas distribution companies as a result of colder than normal weather throughout the Northeast during the winter of 1992/1993. However, this increase was more than offset by the decline in its portable pipeline business.
   Transgas returned to profitability in 1992 after a loss in 1991 due to more normal weather, which increased demand for supplemental fuels throughout the region. In addition, portable pipeline sales rose dramatically in 1992 due to increases in construction and maintenance projects by pipeline companies.
   Factors affecting the future financial results of Transgas include the amount of liquefied natural gas ("LNG") used by local distribution companies throughout the northeast United States to satisfy requirements of their customers; the price of domestic and Canadian natural gas compared to imported LNG; and the level of construction and major maintenance projects of interstate pipeline companies which drives the demand for portable pipeline services.

Non-Operating Income
Non-operating income, net of income taxes, was $1,064,000 in 1993, $922,000 in 1992 and $769,000 in 1991. Non-operating income includes interest income and miscellaneous other income. Included in non-operating income were recoveries of $290,000, $673,000 and $525,000 in 1993, 1992 and 1991, respectively, resulting from settlements reached with insurers and other potentially responsible parties relating to enviromental response costs as described under "Environmental Matters". Also included in non-
operating income for 1993 is an insurance recovery of $509,000 relating to a line of business that was discontinued in 1979.

Interest and Debt Expense
Interest and debt expense increased 9.0% in 1993 and decreased 8.3% in 1992. The increase in 1993 was due to the issuance of $45 million of long-term debt in June 1992 partially offset by a decrease in interest expense on regulatory assets and decreased levels of short-term debt and lower short-term interest rates. The decrease in 1992 was primarily due to reduced levels of long-term debt during the first six months of the year and a decrease in interest expense on regulatory assets, offset by increased levels of short-term debt.

Effects of Inflation
Inflation generally has a negative impact upon the Company's profitability since the rates charged to the Company's utility customers, excluding changes in the cost of gas sold, cannot be increased without formal proceedings before the DPU. Changes in the cost of gas sold are automatically reflected in customer rates pursuant to semi-annual adjustments under the CGAC. In the absence of authorized rate increases, the Company must look to increased productivity and higher sales volumes to offset inflationary increases in its other costs of operations. The present regulatory process permits the Company to earn a rate of return based on the historical cost of utility property without recognition to the current replacement cost. The Company's policy is to file for an increase in rates only when increases in productivity and customers are not sufficient to counteract the impact of inflation.

Regulatory Matters
During 1990, the DPU ruled that the Company and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations through the CGAC as described under "Environmental Matters".
   In August 1992, the DPU approved the second phase of the Company's demand side management program. When completed this program is expected to save over $15 million in gas costs that would have been incurred over the lives of the installed conservation measures. In order to achieve these savings, Colonial is investing $8 million over a two-year period in customer conservation measures such as insulation, heating systems controls and water heating conservation devices. As a result, Colonial expects to reduce customer bills by a net $7 million from the levels they would have been at if no conservation occurred. Colonial has been authorized by the DPU to fully recover all costs associated with the program through the CGAC. In addition, the Company is also authorized to recover the margins lost as a result of this program and, if certain milestones are met, to receive an additional financial incentive of up to $400,000. In January 1994, the Company filed a request with the DPU to extend the operation of this program from September 1994 until September 1995. A ruling is expected shortly.
  In October 1992, the Company received authorization from the DPU to extend natural gas service into the Town of Eastham, Massachusetts. Eastham, located at the eastern end of Cape Cod, provides Colonial with new growth opportunities. Colonial believes that there are 5,000 homes and businesses in Eastham that currently utilize other fuels such as oil, electricity and propane which present opportunities for natural gas conversions. The Company has added 104 customers in the town since facilities were constructed in the fourth quarter of 1992.
   In November 1992, the DPU approved Colonial's request for two new rate schedules which are designed to overcome equipment cost disadvantages that existed in the natural gas air conditioning and small scale cogeneration markets. By reducing , if not eliminating, these cost disadvantages, the Company expects to increase sales into these markets and increase the usage of its distribution system during off peak periods. The Company has used these new rate schedules to make proposals to potentially large customers and expects to continue to pursue this new market opportunity in 1994.
  In April 1993, the Company applied for a $10.75 million or 7.87% increase in its base rates. This was only the second base rate increase requested by Colonial since 1984. Effective November 1, 1993, the Company received DPU approval of a settlement agreement that called for a base rate increase designed to produce additional revenues of $6.7 million or 4.9% annually. In addition to this rate increase, the DPU approved a proposal to expand the eligibility criteria for Colonial's discount rate to be applied to
low-income   residential  heating  customers.
  The table below summarizes the Company's recent rate activity:

   Results of the Company's Request to Increase Base Revenue

                            Requested                  Approved
 Date Effective         Amount     Percentage      Amount    Percentage

November 1, 1984    $ 4.30 million    3.73%     $2.8 million    2.4%
November 1, 1990    $12.80 million    9.86%     $7.9 million    5.6%
November 1, 1993    $10.75 million    7.87%     $6.7 million    4.9%

  In response to new marketing opportunities which may result from the Federal Energy Regulatory Commission ("FERC") Order 636 and the unbundling of interstate pipeline services, Colonial requested in its 1993 rate filing and gained DPU approval to offer a firm transportation service on the Company's distribution system in order to provide customers with an alternative to traditional firm sales service. The DPU order also permits the Company to retain 10% of the revenues generated from releasing the Company's interstate pipeline transportation capacity to third parties above a threshold of $2,500,000 for 1994. In 1993, the Company earned $2,200,000 in capacity release revenue that was credited back to firm customers and had no impact on earnings.
  In October 1993, the DPU approved Colonial's proposal for a rate targeted at the natural gas vehicle market. The approved rates remain in effect over the course of a "market-development" period that extends until January 1, 1997. To assist Colonial in selling additional quantities of natural gas to the natural gas powered vehicle market, the authorized rate is to be indexed $.50 below the retail price of gasoline, provided that it cannot fall below a floor rate equal to Colonial's marginal cost of gas plus 5%. As of December 31, 1993, these rates are approximately equal to $0.70 per gallon equivalent for retail customers.
   By the fall of 1993, two interstate pipelines serving Colonial had implemented Order 636. Order 636, issued in 1992, required interstate pipeline companies to "unbundle" gas supply, transportation and storage services previously provided under a unified tariffed service. Now, the Company is responsible for procuring gas supplies and storage services to meet its load requirements, with the pipelines providing transportation only service. In general, Colonial pays negotiated rates for gas supplies and FERC-approved tariffed rates for transportation and storage services. On November 9, 1993, the Company filed each of its gas supply purchase contracts to be reviewed by the DPU, which has not previously exercised jurisdiction with respect to the Company's base load supplies. These FERC ordered changes may increase the contracting, supply and regulatory risk for the Company. At the same time, they could also create a more competitive market for gas supply which would permit the Company to achieve savings in its cost of gas. Because the new rules have recently been implemented, the Company cannot now predict their impact, but it does not expect them to have a material direct effect on its results of operations.

Environmental Matters
Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DPU ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1993, the Company had incurred $7,750,000 of environmental response costs related to these sites, $1,521,000 for the former gas manufacturing site and $6,229,000 for the related disposal sites. The Company expects to continue incurring costs arising from these environmental matters.
   As of December 31, 1993 the Company has recorded on the balance sheet a long-term liability of $5,300,000 representing estimated future response costs relating to these sites based on the Company's preferred methods of remediation; of this amount $2,200,000 relates to the gas manufacturing site. Based upon the DPU order approving rate recovery of environmental response costs, a regulatory asset of $5,300,000 has been recorded on the balance sheet ("Unrecovered Environmental Costs Accrued"). This amount has decreased from the prior year estimate based upon the completion of certain remedial actions and a lower expectation of future costs due to changes in environmental regulations and a better understanding of on-site exposures. Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.
  As of December 31, 1993, the Company had settled claims relating to this matter with all liability insurers and other known potentially responsible parties ("PRP"), except for one. The Company expects to receive $250,000 in 1994 from that PRP. In accordance with the DPU order referred to above, half the costs incurred in pursuing insurers and other PRP are recovered from the ratepayers through the CGAC and half are initially borne by the Company. Also, per this order, any insurance and other proceeds are applied first to the Company's costs of pursuing recovery from insurers and other PRP, with the remainder divided equally between the ratepayers and shareholders.
   The table below summarizes the environmental response costs incurred and insurance and other proceeds received relating to these environmental response costs:

(In Thousands)              	               Insurance and
                                               Other Proceeds
             Response Costs                               Recorded as
                      Recovered    Period    Returned     Non-Operating
                       from       of Rate       to           Income
Year       Incurred   Customers   Recovery   Customers    Net of Taxes

1988        $  853    $  488     1990-1997         -              -
1989         4,031     2,303     1990-1997         -              -
1990           639       274     1991-1998         -              -
1991           374       107     1992-1999    $  851         $  525
1992           617        88     1993-2000     1,121            673
1993         1,236         -     1994-2001       469            290
Total       $7,750    $3,260                  $2,441         $1,488

Accounting Standards
During 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). During 1991, the Company recorded deferred income taxes under Statement of Financial Accounting Standards No. 96 "Accounting for Income Taxes" (SFAS 96). The adoption of SFAS 109 had no significant impact on the Company's financial statements.

During 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). Prior to 1993, expense was recognized when benefits were paid, which was $148,000 and $168,000 in 1992 and 1991, respectively. In accordance with SFAS 106, the Company began recording the cost for this plan on an accrual basis for 1993. As permitted by SFAS 106, the Company will record the transition obligation over a twenty-year period. The Company's cost under this plan for 1993 was $817,000. A regulatory asset of $431,000 has been recorded, leaving a net expense of
$386,000. This regulatory asset represents the excess of postretirement benefits on the accrual basis over the paid amounts for the period of January 1, 1993 until November 1, 1993, the effective date of the DPU's approval of the Company's new rates. Currently the DPU allows Massachusetts utilities to recover the tax deductible portion of these postretirement benefits.

The Company plans to adopt prospectively for 1994 Statement of Financial Accounting Standards No. 112 "Employer's Accounting for Postemployment Benefits" (SFAS 112). This statement requires accrual accounting for benefits to former or inactive employees after employment but before retirement. The adoption of SFAS 112 should not have a significant impact on the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES
The Company's liquidity is affected by its ability to generate funds from operations and to access capital markets. The Company's operations are seasonal with its cash flow reflecting this seasonality. The Company typically generates approximately 70 percent of its annual operating revenues during the November through April heating season, which results in a high level of cash flow from operations from late winter through early summer. As a result of this seasonality, the Company's liquidity can be affected by significant variations in weather. Short-term borrowings are highest during the fall and early winter months due to the completion of the annual construction program and seasonal working capital requirements.
   The Company's capital additions were $26,156,000 in 1993, $27,166,000 in 1992 and $17,314,000 in 1991. The Company's 1994
capital expenditure forecast is $27,000,000. The Company has completed a comprehensive planning effort which resulted in the development of a long-range capital plan. This plan calls for annual capital expenditures averaging $28,400,000 over the next five years as set forth in the chart below:


(In Thousands)          1994      1995     1996     1997     1998

Distribution          $18,100   $19,900  $20,200  $22,500  $22,300
Production              1,400     3,800    5,900    3,200    1,000
Information Systems     4,400     4,200    4,300      700      700
Automated Meter
  Reading               1,600     1,100    1,000    1,000    1,100
General                 1,500       300      300    1,100      300
     Total Capital
     Expenditures     $27,000   $29,300  $31,700  $28,500  $25,400

   The Company has a $60 million credit facility that expires in June 1994. Up to $30 million of the credit facility can be used by the Company's gas inventory trust. This facility allows the Company the option to borrow under any one of four alternative
rates.   The  Company  expects  to  make  new  short-term   credit
arrangements prior to the expiration of the credit facility.
  The Company has raised permanent capital during the last three years as follows:
(In Thousands)                       1993      1992        1991
Common Stock Under
  Dividend Reinvestment
  and Common Stock
  Purchase Plan and three
  Employee Savings Plans           $4,283     $4,286      $2,776
Long-Term Debt
   Series  CG,  8.05%,
     due entirely  in  1999             -    $20,000           -
   Series  CH,  8.80%,
     due entirely  in  2022             -    $25,000           -

The equity and debt components of the Company's capital structure at the end of the year is shown in the table below:

                                     1993      1992        1991
Equity                                52%       49%         62%
Long-Term Debt                        48%       51%         38%

[END OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS]

SELECTED FINANCIAL DATA

(For the Years Ending December 31)
(In Thousands Except Per
Share Amounts)                          1993      1992      1991      1990
Balance Sheet Data:
Assets:
Utility property - net              $202,713  $183,815  $162,736  $151,480
Non-utility property - net             3,235     4,039     4,767     5,076
Capital leases - net                   3,914     4,366     4,557     4,962
Current assets                        67,668    71,763    53,472    46,393
Deferred charges and other assets     34,588    38,939    38,789    29,925
     Total                          $312,118  $302,922  $264,321  $237,836
Capitalization and Liabilities:
Capitalization:
Common equity                       $ 94,283  $ 87,771  $ 82,221  $ 80,109
Preferred stock                            -         -         -         -
Long-term debt                        87,432    90,750    50,410    64,604
     Total Capitalization            181,715   178,521   132,631   144,713
Capital lease obligations              3,149     3,591     3,838     4,233
Current liabilities                   73,413    64,567    73,993    47,729
Deferred credits and reserves         53,841    56,243    53,859    41,161
     Total                          $312,118  $302,922  $264,321  $237,836

Income Statement Data:
Operating revenues                  $166,261  $145,054  $137,719  $134,298
Cost of gas sold                     (90,915)  (75,143)  (73,288)  (78,930)
Operating margin                      75,346    69,911    64,431    55,368
Operating expenses (including
  income taxes)                      (56,456)  (52,760)  (48,009)  (42,853)
Utility operating income              18,890    17,151    16,422    12,515
Other income - net of income taxes     1,273       958        36     1,625
Interest and debt expense             (8,141)   (7,466)   (8,141)   (8,445)
Accounting change                          -         -         -         -
Preferred stock dividends                  -         -         -         -
Net income applicable to
  common stock                      $ 12,022  $ 10,643  $  8,317  $  5,695

Capitalization Ratios:
Common Stockholders' equity            51.9%     49.2%     62.0%     55.4%
Preferred stocks                           -         -         -         -
Long-term debt                         48.1%     50.8%     38.0%     44.6%

Common Stock Data (a):
Average shares outstanding             7,931     7,728     7,529     6,963
Income per share (b)                   $1.52     $1.38     $1.10     $0.82
Dividends paid per share:
  Common stock                        $1.235    $1.213    $1.193   $1.167
  Class A common stock                     -         -         -        -
  Per weighted average common share   $1.235    $1.213    $1.193   $1.167
Dividend payout rate                     81%       88%      108%     142%
Book value per share                  $11.74    $11.19    $10.78   $10.75
Dividends as a percent of book value     11%       11%       11%      11%
Market price per share                $22.50    $21.25    $17.50   $15.00
Market price as a percent of
  book value                            192%      190%      162%     139%
Return on average common equity        13.2%     12.5%     10.2%     7.8%
___________________________________________________________________________
(a) Adjusted to reflect 3 for 2 stock split on July 29, 1992.
(b) 1988 includes the cumulative effect of an accounting change in the amount of $2,014 ($.50 per share).

SELECTED FINANCIAL DATA
(For the Years Ending December 31)
(In Thousands Except Per
  Share Amounts)                        1989      1988      1987
Balance Sheet Data:
Assets:
Utility property - net              $139,764  $131,450  $121,034
Non-utility property - net             3,893     2,793     3,167
Capital leases - net                   5,853     6,679     6,563
Current assets                        56,753    50,414    36,757
Deferred charges and other assets     27,464    21,050    20,376
     Total                          $233,727  $212,386  $187,897
Capitalization and Liabilities:
Capitalization:
Common equity                       $ 66,568  $ 63,027  $ 58,238
Preferred stock                            -         -         -
Long-term debt                        69,512    55,102    58,572
     Total Capitalization            136,080   118,129   116,810
Capital lease obligations              4,714     5,457     5,556
Current liabilities                   54,590    53,375    34,781
Deferred credits and reserves         38,343    35,425    30,750
     Total                          $233,727  $212,386  $187,897

Income Statement Data:
Operating revenues                  $139,892  $115,851  $117,947
Cost of gas sold                     (82,189)  (63,401)  (65,093)
Operating margin                      57,703    52,450    52,854
Operating expenses (including
  income taxes)                      (41,525)  (38,844)  (38,343)
Utility operating income              16,178    13,606    14,511
Other income - net of income taxes       956     1,046       233
Interest and debt expense             (8,217)   (7,369)   (6,740)
Accounting change                          -     2,014         -
Preferred stock dividends                  -         -         -
Net income applicable to
  common stock                      $  8,917  $  9,297  $  8,004

Capitalization Ratios:
Common Stockholders' equity            48.9%     53.4%     49.9%
Preferred stocks                           -         -         -
Long-term debt                         51.1%     46.6%     50.1%

Common Stock Data (a):
Average shares outstanding             6,200      6,065    5,948
Income per share (b)                   $1.44      $1.53    $1.35
Dividends paid per share:
  Common stock                        $1.140     $1.113   $1.087
  Class A common stock                     -      $ .80    $ .76
  Per weighted average common share   $1.140     $1.013   $ .987
Dividend payout rate                      79%        66%     73%
Book value per share                  $10.62     $10.27    $9.69
Dividends as a percent of book value     11%        11%      11%
Market price per share                $14.67     $13.00   $11.83
Market price as a percent of
  book value                            138%       127%     122%
Return on average common equity        13.8%      15.3%    14.2%
____________________________________________________________________
(a) Adjusted to reflect 3 for 2 stock split on July 29, 1992.
(b) 1988 includes the cumulative effect of an accounting change in the amount of $2,014 ($.50 per share).



SELECTED FINANCIAL DATA

(For the Years Ending December 31)
(In Thousands Except Per
  Share Amounts)                        1986      1985     1984
Balance Sheet Data:
Assets:
Utility property - net              $111,214  $102,959 $ 95,526
Non-utility property - net             3,665     3,834    3,213
Capital leases - net                   9,201     8,432    9,022
Current assets                        37,234    45,411   47,172
Deferred charges and other assets      4,235     4,676    4,605
     Total                          $165,549  $165,312 $159,538
Capitalization and Liabilities:
Capitalization:
Common equity                       $ 54,569  $ 46,053 $ 42,300
Preferred stock                            -     6,672    7,227
Long-term debt                        47,528    40,007   46,252
     Total Capitalization            102,097    92,732   95,779
Capital lease obligations              8,258     9,533   10,292
Current liabilities                   41,151    50,413   43,250
Deferred credits and reserves         14,043    12,634   10,217
     Total                          $165,549  $165,312 $159,538

Income Statement Data:
Operating revenues                  $126,099  $128,165 $121,732
Cost of gas sold                     (75,157)  (80,623) (76,851)
Operating margin                      50,942    47,542   44,881
Operating expenses (including
  income taxes)                      (37,938)  (35,312) (33,214)
Utility operating income              13,004    12,230   11,667
Other income - net of income taxes       383     1,201      862
Interest and debt expense             (5,861)   (6,010)  (6,385)
Accounting change                          -         -        -
Preferred stock dividends               (312)     (724)    (763)
Net income applicable to common stock $7,214    $6,697   $5,381

Capitalization Ratios:
Common Stockholders' equity            53.4%     49.7%    44.3%
Preferred stocks                           -      7.2%     7.5%
Long-term debt                         46.6%     43.1%    48.2%

Common Stock Data (a):
Average shares outstanding             5,588     5,193    4,524
Income per share (b)                   $1.29     $1.29    $1.19
Dividends paid per share:
  Common stock                        $1.060    $1.033   $1.007
  Class A common stock                 $ .72     $ .68    $ .64
  Per weighted average common share   $ .960    $ .920   $ .887
Dividend payout rate                     74%       71%      74%
Book value per share                   $9.25     $8.73    $8.27
Dividends as a percent of book value     11%       12%      12%
Market price per share                $14.33    $11.59   $10.50
Market price as a percent of
  book value                            155%      133%     127%
Return on average common equity        14.3%     15.2%    14.0%
_____________________________________________________________________
(a) Adjusted to reflect 3 for 2 stock split on July 29, 1992
(b) 1988 includes the cumulative effect of an accounting change in the amount of $2,014 ($.50 per share).

[END OF SELECTED FINANCIAL DATA]


SHAREHOLDER INFORMATION

Corporate Headquarters
Colonial Gas Company
40 Market Street
P.O. Box 3064
Lowell, MA 01853-3064
(508) 458-3171
FAX: (508) 459-2314

Stock Listing
Colonial  Gas  Company  Common Stock  is  traded  on  the  NASDAQ
National Market System under the trading symbol "CGES". Stock trading activity is reported in financial publications under the abbreviation of ColGas or ClnGas.

Annual Meeting
The Annual Meeting of Stockholders will be held on April 20, 1994 at 10:00 A.M. at The First National Bank of Boston, 100 Federal
Street, Boston, Massachusetts.

Annual Report - Form 10-K
A copy of the Company's 1993 Annual Report on Form 10-K as filed with the Securities and Exchange Commission, will be sent free of charge to any shareholder who contacts Lisa Lynch, Manager of Financial Services, at the corporate headquarters address above.

Transfer Agent
The First National Bank of Boston
P.O. Box 644
Mail Stop: 45-02-09
Boston, MA  02102-0644
(617) 575-2900
1-800-442-2001 (Outside MA)
1-800-827-1446 (Inside MA)

Independent Certified Public Accountants
Grant Thornton
98 North Washington Street
Boston, MA  02114
(617) 723-7900

Corporate Counsel
Palmer & Dodge
One Beacon Street
Boston, MA 02108
(617) 573-0100

Dividends
The Company has paid dividends on Common Stock for 57 consecutive years and has increased dividends each year for the past fourteen years. Common Stock dividends are payable when declared by the Board of Directors.

Anticipated Record Date       Anticipated Payment Date
March 1, 1994                 March 15, 1994
June 1, 1994                  June 15, 1994
September 1, 1994             September 15, 1994
December 1, 1994              December 15, 1994

Dividend Reinvestment Plan
The Company's Dividend Reinvestment and Common Stock Purchase Plan (DRIP) provides shareholders of record with an economical and convenient method for purchasing additional shares of the Company's Common Stock without paying any brokerage fees.
  Participants in the plan may elect to purchase additional Colonial shares at a 5% discount from the market price by reinvesting all or a portion of their dividends with no brokerage fees. Participants in the plan may also make optional cash purchases of Common Stock at the market price in amounts ranging from a minimum of $10 to a maximum of $5,000 per calendar quarter, with no brokerage fees.
   Additional information describing the plan, including a prospectus and enrollment information, can be obtained by contacting  the  Company's Transfer Agent or  Investor  Relations
Department.

Investment Dates
The investment date for optional cash investments under the DRIP will be the fifteenth day of each month or, if that day is not a business day, the preceding business day. Optional cash investments must be received by the Company's Transfer Agent five business days before the investment date. The dates below will help you plan for any optional cash investments.

Date Investment Must Be Received By Transfer Agent
April 7, 1994
May 5, 1994
June 7, 1994
July 7, 1994
August 5, 1994
September 7, 1994
October 5, 1994
November 4, 1994
December 7, 1994


SHAREHOLDER INFORMATION

Market Prices and Dividends
The following table reflects the high and low bid prices as reported by the NASDAQ National Market System, for shares of the Company's Common Stock for 1993 and 1992, and the quarterly dividends paid per share.

                              Bid Prices      Dividends
                            High     Low    Paid per Share
_________________________________________________________________

1993                         __________________________________

The Year                   $26.50   $20.00      $1.235
4th Quarter                 25.00    21.75        .310
3rd Quarter                 26.50    24.00        .310
2nd Quarter                 25.00    20.00        .310
1st Quarter                 25.25    21.25        .305


1992                         __________________________________

The Year                   $23.50   $16.67      $1.213
4th Quarter                 22.13    20.50        .305
3rd Quarter                 23.50    18.50        .305
2nd Quarter                 19.00    18.00        .303
1st Quarter                 19.33    16.67        .300


_________________________________________________________________

Shareholders and Record Holders
At December 31, 1993, there were approximately 15,000
shareholders of the Company's Common Stock, including 5,783 shareholders of record.

Market Makers
Colonial currently has the following market makers: A. G. Edwards
&  Sons,  Inc.; Edward D. Jones & Co.; First Albany  Corporation;
Herzog,  Heine, Geduld, Inc.; Kidder, Peabody, & Co.; and  Tucker
Anthony Incorporated.

Investment Information
Colonial  Gas  Company  is a corporate  member  of  the  National
Association of Investors Corporation (NAIC). The Company is also a participant in NAIC's Low Cost Investment Plan.

[END OF SHAREHOLDER INFORMATION]



           [END OF EXHIBIT 13a TO COLONIAL GAS COMPANY
           FORM 10-K FOR YEAR ENDING DECEMBER 31, 1993]