Form 10-K, Exhibit 13
COLONIAL GAS CO
filed 1995-03-24
CIK 60653

[EXHIBIT 13a TO COLONIAL GAS COMPANY
           FORM 10-K FOR YEAR ENDED DECEMBER 31, 1994]


CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts) Year Ended December 31,
                                        1994     1993      1992

Operating Revenues                   $166,259  $166,261  $145,054
Cost of gas sold                       87,458    90,915    75,143
  Operating Margin                     78,801    75,346    69,911
Operating Expenses:
  Operations                           32,823    32,748    31,481
  Maintenance                           5,996     5,631     5,477
  Depreciation and amortization         9,235     6,831     5,914
  Local property taxes                  2,740     2,496     2,059
  Other taxes                           1,441     1,359     1,300
  Restructuring charge                  3,185         -         -
   Total Operating Expenses            55,420    49,065    46,231
Income Taxes:
  Federal income tax                    4,806     6,111     5,390
  State franchise tax                   1,058     1,280     1,139
   Total Income Taxes                   5,864     7,391     6,529
Utility Operating Income               17,517    18,890    17,151
Other Operating Income (Expense):
  Truck transportation revenues        12,066     7,558     9,799
  Truck transportation expenses, including
   income taxes and interest          (10,579)   (7,163)   (9,622)
   Truck Transportation Net Income      1,487       395       177
  Other, net of income taxes             (151)     (186)     (141)
   Total Other Operating Income         1,336       209        36
Non-Operating Income, Net of 		  565     1,064	      922
Income Taxes
Income Before Interest and Debt        19,418    20,163    18,109
   Expenses
Interest and Debt Expense               8,409     8,141     7,466
Net Income                            $11,009   $12,022   $10,643

Average Common Shares Outstanding       8,119     7,931     7,728

Income per Average Common Share         $1.36     $1.52     $1.38

Dividends Paid per Common Share        $1.255    $1.235    $1.213


The accompanying notes are an integral part of these statements.

        [END OF CONSOLIDATED STATEMENTS OF INCOME]

CONSOLIDATED BALANCE SHEETS

Assets                                   December 31,
(In Thousands)                          1994     1993
Utility Property:
At original cost                     $287,158  $260,570
  Accumulated depreciation            (65,473)  (57,857)

     Net Utility Property             221,685   202,713
Non-Utility Property - Net              3,479     3,235

     Net Property                     225,164   205,948

Capital Leases - Net                    2,948     3,914

Current Assets:

Cash and cash equivalents               9,026     5,482
Accounts receivable                    13,846    16,156
  Allowance for doubtful accounts     (1,670)   (1,682)
Accrued utility revenues                6,148     7,170
Unbilled gas costs                     12,178    16,759
Fuel inventory - at average cost       12,959    13,717
Materials and supplies-at average cost  3,537     3,812
Prepayments and other current assets    9,544     6,254

     Total Current Assets              65,568    67,668

Deferred Charges and Other Assets:
Unrecovered deferred income taxes      11,471    12,689
Unrecovered environmental costs incurred4,577     4,062
Unrecovered environmental costs accrued 3,800     5,300
Unrecovered transition costs accrued    4,700     2,000
Unrecovered pension costs               2,607     3,215
Excess cost of investments over net
     assets acquired                    2,798     2,798
Other                                   7,715     4,524
     Total Deferred Charges and
     Other Assets                      37,668    34,588

Total Assets                         $331,348  $312,118

CONSOLIDATED BALANCE SHEETS

Capitalization and Liabilities            December 31,
(In Thousands)                          1994      1993

Capitalization:

Common Equity:

Common Stock                          $27,397   $26,739
Premium on Common Stock                49,211    45,799
Retained earnings                      22,567    21,745

     Total Common Equity               99,175    94,283

Long-Term Debt                         77,923    87,432

     Total Capitalization             177,098   181,715

Capital Lease Obligations               2,237     3,149

Current Liabilities:
Current maturities of long-term debt    8,449     3,318
Current capital lease obligations         712       765
Notes payable                          49,500    32,600
Gas inventory purchase obligations     13,860    15,233
Accounts payable                        9,635    12,161
Accrued interest                        1,085     1,017
Pipeline refunds due customers          2,289     2,076
Accrued pipeline charges                    -       305
Current deferred income taxes           2,139     2,212
Other current liabilities               3,713     3,726

     Total Current Liabilities         91,382    73,413

Deferred Credits and Reserves:
Deferred income taxes - Funded         29,373    23,395
Deferred income taxes - Unfunded       11,471    12,689
Deferred income taxes - Due customers     378     1,238
Accrued environmental costs             3,800     5,300
Accrued transition costs                4,700     2,000
Unamortized investment tax credits      4,215     4,449
Pension reserve                         2,973     3,586
Other deferred credits and reserves     3,721     1,184

     Total Deferred Credits and
     Reserves                          60,631    53,841

Total Capitalization and Liabilities $331,348  $312,118

          [END OF CONSOLIDATED BALANCE SHEETS]


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         Year Ended December 31,
(In Thousands)                          1994    1993   1992
Cash Flows From Operating Activities:
Net Income                            $11,009  $12,022 $10,643

Adjustments to reconcile net income to net cash:

  Depreciation and amortization        10,150    7,703   6,995
  Deferred income taxes                 3,555    2,139   6,264
  Amortization of investment tax
  credits                                (234)    (255)   (259)
  Provision for uncollectible accounts  1,803    2,102   1,697
  Other, net                              811      190     832
                                       27,094   23,901  26,172

Changes in current assets and liabilities:

  Accounts receivable                     495      773  (5,133)
  Accrued utility revenues              1,022   (1,678)  1,366
  Unbilled gas costs                    4,581    2,122  (9,183)
  Fuel inventory                          758     (285) (1,664)
  Materials and supplies                  275       56    (199)
  Prepayments and other current assets (3,290)   2,055  (3,027)
  Accounts payable                     (2,526)    (382)     35
  Accrued interest                         68       (7)   (135)
  Pipeline refunds due customers          213      620     (20)
  Accrued pipeline charges               (305)    (606) (2,189)
  Current deferred income taxes           (73)  (2,111)  4,323
  Other current liabilities               (13)     933     (39)

Net Cash Provided by Operating

  Activities                            28,299  25,391  10,307
Cash Flows From Investing Activities:
 Utility capital expenditures          (28,195)(25,703)(26,948)
 Non-utility capital expenditures         (876)   (453)   (218)
 Sale of non-utility assets                  -     586       -
 Change in deferred accounts              (716)   (354) (4,781)
Net Cash Used in Investing
  Activities                           (29,787)(25,924)(31,947)
Cash Flows From Financing Activities:
Dividends paid on Common Stock         (10,187) (9,793) (9,379)
Issuance of Common Stock                 4,070   4,283   4,286
Issuance of long-term debt                 741       -  45,000
Retirement of long-term debt            (5,119) (1,500)(15,634)
Change in notes payable                 16,900   8,100  (3,500)
Change in gas inventory purchase
  obligations                           (1,373)    492   3,015
Net Cash Provided by Financing
  Activities                             5,032   1,582  23,788
Net Increase in Cash and Cash
Equivalents                              3,544   1,049   2,148
Cash and Cash Equivalents at
Beginning of Year                        5,482   4,433   2,285
Cash and Cash Equivalents at
  End of Year                           $9,026 $ 5,482  $4,433

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:

Interest - net of amount capitalized   $ 9,283  $8,891  $ 8,390
Income and state franchise taxes       $ 7,282  $4,939  $ 3,639

The accompanying notes are an integral part of these statements.

          [END OF CONSOLIDATED STATEMENT OF CASH FLOWS]

CONSOLIDATED STATEMENTS OF COMMON EQUITY

                                        Year ended December 31,
(In Thousands Except Per Share Amounts)   1994     1993    1992

Common Stock
  $3.33 par value; authorized 15,000 shares;
   outstanding, 8,227 in 1994, 8,030 in 1993,
   and 7,844 in 1992
  Beginning of year                    $26,739   $26,122   $25,391
   Issuance of Common Stock through
     Dividend Reinvestment and Common
      Stock Purchase Plan and
      Employee savings plan (197 shares
      in 1994, 186 shares in 1993 and 219
      shares in 1992)                      658       617       731

  End of year                          $27,397   $26,739   $26,122

Premium on Common Stock
  Beginning of year                    $45,799   $42,133   $38,578
   Issuance of Common Stock through
     Dividend Reinvestment and Common
      Stock Purchase Plan and
      Employee savings plan              3,412     3,666     3,555

  End of year                          $49,211   $45,799   $42,133

Retained Earnings
  Beginning of year                    $21,745   $19,516   $18,252
   Net income                           11,009    12,022    10,643
   Cash dividends on Common Stock
   ($1.255 a share in 1994, $1.235
   a share in 1993 and $1.213 a share
   in 1992)                            (10,187)   (9,793)   (9,379)

  End of year                          $22,567   $21,745   $19,516

      Total Common Equity              $99,175   $94,283   $87,771


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

Utility Property and Non-Utility Property - Utility property and non-utility property are stated at original cost, including labor, materials, taxes and overheads. The amount of interest capitalized as a component of construction overheads amounted to $294,000, $227,000 and $181,000 in 1994, 1993 and 1992, respectively.
      The original cost of depreciable utility property retired, together with the cost of removal, net of salvage, is charged to accumulated depreciation. Depreciation applicable to the Company's utility property in service is calculated in accordance with depreciation rates as approved by the DPU. The composite depreciation rate was approximately 2.91% through October 31, 1993, which was increased to approximately 3.77% effective with a rate increase as approved by the DPU on November 1, 1993. The composite depreciation rate is applied to the utility property balance at the beginning of each year. Depreciation on non-utility property is computed by various methods.

Operating Revenues - Operating revenues are accrued based upon the amount of gas delivered to utility customers through the end of the accounting period. Accrued utility revenues of $6,148,000 and $7,170,000, as reported in the Consolidated Balance Sheets at December 31, 1994 and 1993, respectively, represent the accrual of unbilled operating revenues net of related gas costs. The Company's policy is to record lost margins and financial incentives relating to the Company's demand side management programs as revenue when earned by the Company and approved by the DPU. No lost margins or incentives have been recorded to date.

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

Interest and Debt Expense - Interest and debt expense includes interest on long-term debt, interest on short-term notes payable and regulatory interest. As approved by the DPU, regulatory interest is interest income credited on regulatory assets or interest expense charged on regulatory liabilities.

Pension Plans - The Company and its subsidiaries have defined benefit pension plans covering substantially all employees. These include two qualified union plans, one qualified plan for non-union employees, and various unqualified individual retirement agreements covering certain key employees and retirees. The Company's funding policy is to contribute annually an amount at least equal to the normal cost plus a 30-year amortization of the unfunded actuarially calculated accrued liability and additional contributions to fund the unqualified individual retirement agreements.

Cash and Cash Equivalents - For the purposes of the Consolidated Balance Sheets and Statements of Cash Flows, the Company considers cash investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments - In accordance with Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Values of Financial Instruments", the fair value amounts are disclosed below. These fair value amounts are not necessarily indicative of the amounts that the Company could realize in a current market exchange.
      The carrying amount of cash and cash equivalents and short-term debt approximates fair value.
      The fair value of long-term debt is estimated based on the rates available to the Company at the end of each respective year for debt of the same remaining maturities. The carrying amount of long-term debt (including current maturities) was $86,372,000 and $90,750,000 as of December 31, 1994 and 1993, respectively. The fair value of long-term debt was $88,425,000 and $104,562,000 as of December 31, 1994 and 1993, respectively.
      Under current regulatory treatment, any premiums paid to refinance long-term debt, would be recovered over the life of the new debt, and would not have a significant impact on the Company's results of operations.

Reclassifications - Reclassifications are made periodically to previously issued financial statements to conform to the current year presentation.


Note B:  Federal Income Tax

The Company records deferred income taxes for the income tax effect of the difference between book and tax depreciation and all other temporary book and tax differences, in accordance with SFAS
109. Prior to October 1981 as approved by the DPU, the Company did not record deferred income taxes but rather "flowed through" tax benefits to utility customers. At December 31, 1994, the Company has a liability of $11,471,000 on the Consolidated Balance Sheet as Deferred Income Taxes - Unfunded and a corresponding unrecovered deferred asset. The liability represents the tax effect of pre-1981 timing differences for which deferred income taxes had not been provided, increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The Company is recovering these unfunded deferred taxes from utility customers over the remaining book life of utility property.
      The Company has a liability (Deferred Income Taxes- Due Customers) of $378,000 at December 31, 1994, representing the amount of pre-July 1, 1987 deferred income taxes that were recorded in excess of the Federal statutory income tax rate of 34%. This liability is being returned to utility customers over the remaining book life of utility property. This liability is also charged for any Federal income taxes at rates above 34%. Federal income tax expense is comprised of the following components:
                                    Year Ended December 31,
(In Thousands)                      1994     1993     1992
Charged (credited) to operations:
Current                            $2,157   $5,191   $(362)
Deferred:
  Unbilled gas costs                 (106)  (1,753)  3,590
  Accelerated depreciation          2,167    2,157   2,092
  Cost of removal                     173      190     149
  Demand side management costs      1,115        -       -
  Early retirement pension costs     (830)       -       -
  Environmental response costs        137      (33)   (223)
  Pension                             (10)     141     131
  Recovery of unfunded deferred
  taxes                               398      556     578
  Miscellaneous                      (165)     (93)   (316)
Amortization of investment tax
  credits                            (230)    (245)   (249)
     Total                          4,806    6,111   5,390
Charged to other income             1,014      578     486
     Total Federal income tax
  expense                          $5,820   $6,689  $5,876

The effective Federal income tax rate and the reasons for the difference from the statutory Federal income tax rate are as follows:
                                           1994    1993   1992

Statutory Federal income tax rate           35%     35%    34%
Increases (reductions) in taxes resulting from:
   Amortization of investment tax credits   (1)     (1)    (2)
   Recovery of unfunded deferred taxes       2       3      4
   Miscellaneous items                      (1)     (1)     -
     Effective Federal income tax rate      35%     36%    36%

Temporary differences which gave rise to the following deferred tax assets (liabilities) are:

                                        December 31,
(In Thousands)                         1994        1993

Construction contributions           $1,117   $   1,176
Early retirement pension costs          995           -
Other                                   943         940
   Total deferred tax assets          3,055       2,116
Accelerated depreciation            (34,698)    (32,333)
Cost of removal                      (2,364)     (2,105)
Unbilled gas costs                   (2,139)     (2,212)
Environmental response costs         (1,839)     (1,634)
Transition costs                     (1,045)          -
Demand side management costs         (1,803)          -
Pension                                (915)          -
Other                                (1,235)     (2,128)
   Total deferred tax
   liabilities                      (46,038)    (40,412)
Total deferred taxes               $(42,983)   $(38,296)


Note C:  Capital Stock

As a result of the 3 for 2 stock split effective July 29, 1992, the par value of the Company's Common Stock changed from $5.00 per share to $3.33 per share. Also during 1992, the number of authorized shares was increased from 8,000,000 to 15,000,000.
  Pursuant to the Company's dividend reinvestment and common stock purchase plan, stockholders can automatically reinvest their cash dividends and can invest optional limited amounts of cash payments in newly issued shares.
   The Company has authorized and unissued 547,559 shares of Class A Preferred Stock, $25 par value, of which 100,000 shares have been designated a Junior Preferred Stock series and reserved for issuance under the Rights Plan described below, and 370,000 shares of Class B Preferred Stock, $1 par value.
   The Company has a Shareholder Rights Plan pursuant to which one share purchase right (a "Right") for each outstanding share of the Company's Common Stock was issued to stockholders of record on December 1, 1993. Each Right entitles the holder to purchase one one-hundredth of a share of the Company's Series A-1 Junior Participating Preferred Stock, par value $25 per share, at a price of $60 per share, subject to adjustment. The exercise of the Rights is subject to obtaining DPU approval. The description and terms of the Rights are set forth in a Rights Agreement between the Company and The First National Bank of Boston. The Rights attach to each outstanding share issued and to be issued and expire on December 1, 2003. The Rights do not carry voting or dividend rights, have no dilutive effect and do not impact the earnings of the Company.
   The Rights only become exercisable, or separately transferable, 10 days after a person or group acquires, or announces an intention to acquire, beneficial ownership of 20% or more of the Company's Common Stock. The Rights are redeemable by the Board at a price of $.01 per Right at any time prior to the expiration of ten days after the acquisition by a person or group of beneficial ownership of 20% or more of the Company's Common Stock.

Note D:  Retained Earnings

The Company's ability to pay dividends on its Common Stock from retained earnings is restricted by the first mortgage bond indenture and by the bank line of credit. Under the most restrictive covenant, approximately $19,027,000 of retained earnings was available to pay dividends on Common Stock as of December 31, 1994.



Note E:  Long-Term Debt

The composition of long-term debt is as follows:

                                         December 31,
   (In Thousands)                        1994          1993
First mortgage bonds:
  14.00%  Series CC      due 1999       $  500    $     2,750
   8.86%  Series CD      due 2001        7,000          8,000
   9.40%  Series CE      due 1997       15,000         15,000
  10.25%  Series CF      due 2004       18,182         20,000
   8.05%  Series CG      due 1999       20,000         20,000
   8.80%  Series CH      due 2022       25,000         25,000
        Total                           85,682         90,750
Note payable                               690              -
Less: Long-term debt due within one
  year                                  (8,449)        (3,318)

Total long-term debt                   $77,923        $87,432

The aggregate amount of maturities and sinking fund requirements for the years 1995, 1996, 1997, 1998, and 1999 are $8,449,000,
$7,959,000, $7,970,000, $2,982,000, and $22,920,000, respectively.
  The first mortgage bonds are collateralized by utility property. The Company's first mortgage bond indenture includes, among other provisions, limitations on the issuance of long-term debt, leases and the payment of dividends from retained earnings. The note payable is collateralized by equipment.

Note F:  Short-Term Debt

In July 1994, the Company established a three-year bank line of credit of $75,000,000 with a consortium of four banks. The bank line of credit allows the Company to borrow on a demand basis up to $75,000,000, less whatever amount has been borrowed through the Company's gas inventory trust (described below). The line of credit allows the Company the option to borrow under four alternative rates: prime rate, certificate of deposit rate, eurodollar rate (LIBOR), and a competitive bid option. At December 31, 1994, the credit available under the bank line of credit was $11,640,000. The weighted average interest rates for short-term debt were 6.25% and 3.59% at December 31, 1994 and 1993, respectively.
  The Company has an agreement with a single-purpose Massachusetts trust, the Company's gas inventory trust, under which the Company sells supplemental gas inventory to the trust at the Company's cost. The Company's agreement with the trust requires it to repurchase such inventory at cost when needed and reimburse the trust for expenses incurred to finance the gas inventory. The trust finances such purchases of inventory by borrowing under a bank line of credit with a maximum borrowing commitment of $30,000,000 that is complementary to and on similar terms as the Company's bank line of credit described above. The DPU has approved the inventory trust arrangement and has permitted the cost of such gas inventory, including fees and financing costs, to be recovered through the Company's CGAC. During 1994, 1993 and 1992 approximately $504,000, $390,000 and $433,000, respectively, of financing costs were incurred by the trust.

Note G:  Lease Obligations

The Company leases certain facilities and equipment used in its operations. In accordance with accounting for regulated public utilities, the Company has capitalized certain of these leases and reflects lease payments as rental expense in the periods to which they relate. This capitalization has no impact on the Company's net income.
   Assets held under capital leases amounted to approximately $7,230,000 and $7,475,000 at December 31, 1994 and 1993,
respectively. Accumulated amortization on assets held under capital leases amounted to approximately $4,282,000 and $3,561,000 at December 31, 1994 and 1993, respectively.
   The most significant agreements which meet the criteria for capital lease classification are a lease which expires in 1998 for a liquefied natural gas storage tank in South Yarmouth,
Massachusetts and a lease which expires in 2002 for office facilities in Lowell, Massachusetts. Both leases have fair market renewal options at the end of their initial terms.
   Total rental expense for the years 1994, 1993 and 1992 approximated $2,049,000, $1,808,000 and $1,984,000, respectively.
At December 31, 1994, the future minimum payments (including interest) under the Company's lease agreements are: $937,000 in 1995; $754,000 in 1996; $612,000 in 1997; $381,000 in 1998;
$255,000 in 1999; and $609,000 thereafter.

Note H:  Employee Benefit Plans

Savings Plan - The Company sponsors an employee 401(k) Savings Plan. The Company's matching contribution, exclusive of plan administration costs, was $387,000, $418,000 and $316,000 for 1994, 1993 and 1992, respectively.

Pension  Plans  -  The Company and its subsidiaries  have  various
defined   benefit   pension  plans  covering   substantially   all
employees.

Net   periodic   pension  cost  is  comprised  of  the   following
components:

                                   Year Ended December 31,
(In Thousands)                     1994      1993     1992

Benefits earned during the
  period                          $1,195    $1,031    $958
Interest cost on projected
  benefit obligation               2,803     2,690   2,500
Actual return on plan assets          77    (2,656)   (469)
Net amortization and deferral     (2,657)      325  (1,760)
Net periodic pension cost         $1,418    $1,390  $1,229

Assumptions used in actuarial calculations were as follows:

                                    Year Ended December 31,
                                   1994      1993     1992

Weighted average discount rate     8.50%     7.25%     8.00%
Future compensation increases      5.00%     5.00%     5.50%
Expected long-term rate of
  return on assets                 9.00%     9.00%     9.00%

The funded status of the plans at December 31, 1994 and 1993 is as follows:

                       1994                 1993
                       Assets      Accumu-     Assets    Accumu-
                       Exceed      lated       Exceed    lated
                       Accumu-     Benefits    Accumu-   Benefits
                       lated       Exceed      lated     Exceed
                       Benefits    Assets      Benefits  Assets

(In Thousands)
Projected benefit
obligations:
  Vested              $(21,897)   $(8,544)   $(23,689)  $(9,208)
  Nonvested             (2,988)      (563)       (562)     (356)
Accumulated            (24,885)    (9,107)    (24,251)   (9,564)
Due to recognition of
future                  (4,664)       (42)     (5,665)       (6)
     salary increases
          Total        (29,549)    (9,149)    (29,916)   (9,570)
Plan assets at fair     27,715      5,259      28,250     5,186
value
Projected benefit
obligation
     (in excess of)     (1,834)    (3,890)     (1,666)   (4,384)
less than
     plan assets
Unrecognized net loss     (227)       513       1,695       909
(gain)
Unrecognized             2,059      1,430       2,265     1,612
transition amount
Unrecognized prior         448        706         553       700
service cost
Additional liability         -     (2,607)          -    (3,215)
accrued
Prepaid (accrued)         $446    $(3,848)     $2,847   $(4,378)
pension costs

Assets of the employee benefit plans are invested in domestic and international equities, medium-term domestic fixed income securities, international fixed income securities and other short-term debt instruments.

Additional benefits upon retirement were given to 47 employees who accepted the voluntary early retirement program in 1994. The additional loss of $2,537,000 as a result of this program was recorded as a restructuring charge in the fourth quarter of 1994.

Postretirement Life and Health Benefit Plan - The Company sponsors a postretirement benefit plan that covers substantially all employees. The plan provides medical, dental and life insurance benefits. The plan is contributory for retirees, with respect to postretirement medical and dental benefits; the plan is noncontributory with respect to life insurance benefits.
      During 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). Prior to 1993, expense was recognized when benefits were paid, which was $148,000 in 1992. In accordance with SFAS 106, the Company began recording the cost for this plan on an accrual basis in 1993. As permitted by SFAS 106, the Company will record the transition obligation over a twenty-year period. The Company's cost under this plan for 1994 and 1993 was $694,000 and $817,000, respectively. A regulatory asset of $431,000 was recorded in 1993, leaving a net expense of $386,000. This regulatory asset represents the excess of postretirement benefits on the accrual basis over the paid amounts for the period of January 1, 1993 until November 1, 1993, the effective date of the DPU's approval of the Company's new rates. Currently, the DPU allows Massachusetts utilities to recover the tax deductible portion of these postretirement benefits.
      Beginning in 1990, the Company has funded a portion of these costs through the combination of a trust under Section 501(c)(9) of the Internal Revenue Code and separate accounts of the trust under Section 401(h) of the Internal Revenue Code. The Company is currently funding an amount each year equal to the maximum tax deductible amount.
      The following table sets forth the plan's funded status reconciled with the amounts recognized in the Company's financial statements at December 31, 1994 and 1993:

(In Thousands)                       1994       1993

Accumulated postretirement
benefit obligation:
     Retirees                     $(2,416)   $(2,523)
     Fully eligible active plan    (1,457)    (1,629)
     participants
     Other active plan             (1,782)    (2,388)
     participants
                                   (5,655)    (6,540)
Plan assets at fair value           3,135      2,940

Accumulated postretirement
     benefit obligation            (2,520)    (3,600)
     in excess of plan assets
Unrecognized net (gain) from
     past experience
     different from that assumed   (1,016)       (60)
     and from changes in assumptions

Unrecognized transition             4,854      5,123
     obligation
Prepaid postretirement benefit     $1,318     $1,463
     cost

Net periodic postretirement benefit cost included the following components:

                                Year Ended
                                December 31,
(In Thousands)                  1994      1993

Service cost - benefits
attributable to service         $202      $268
     during the period
Interest cost on accumulated
postretirement                   455       478
     benefit obligation
Actual return on plan assets     143      (202)
Net amortization and deferral   (106)      273
Net periodic postretirement      694       817
benefit cost
Regulatory asset                   -      (431)

Net expense                     $694      $386

     For measurement purposes, an 8.5% (8% for medical costs after age 65 and 4.5% for dental costs) annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate for medical costs was assumed to decrease gradually to 4.5% for 2001 (to 4.5% for 2004 for medical costs after age 65) and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $748,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost for 1994 by $100,000.
      The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% and 7.25% for 1994 and 1993, respectively. The expected long-term rate of return on plan assets was 9% for assets in the Section 401(h) accounts and, after estimated taxes, was 6% for assets in the
Section 501(c)(9) trust for all years presented.


Postemployment Benefits - During 1994, the Company adopted Statement of Financial Accounting Standards No. 112 "Employer's Accounting for Postemployment Benefits" (SFAS 112). This statement requires accrual accounting for benefits to former or inactive employees after employment but before retirement. The adoption of SFAS 112 did not have a significant effect on the Company's results of operations.

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

FERC Order 636 Transition Costs - As a result of FERC Order 636, several of the Company's interstate pipeline service providers have been required to unbundle their supply and transportation services. This unbundling has caused the interstate pipeline companies to incur substantial costs in order to comply with Order
636. These transition costs include four types: (1) unrecovered gas costs (gas costs that have been incurred but not yet recovered by the pipelines when they were providing bundled service to local distribution companies); (2) gas supply realignment costs (the cost of renegotiating existing gas supply contracts with producers); (3) stranded costs (unrecovered costs of assets that can not be assigned to customers of unbundled services); and (4) new facilities costs (costs of new facilities required to physically implement Order 636).
   Pipelines are expected to be allowed to recover prudently incurred transition costs from customers such as the Company, primarily through a demand charge, after approval by FERC. The Company's transition cost liabilities are estimated to range from $10,200,000 to $14,900,000, of which the Company has paid $5,500,000 through December 31, 1994. The Company is recovering these costs from its customers, as approved by the DPU on October 20, 1994. As of December 31, 1994, the Company has recorded on the balance sheet a long-term liability of $4,700,000 ("Accrued Transition Costs") and, based upon rate recovery, has recorded a regulatory asset of $4,700,000 ("Unrecovered Transition Costs Accrued"). Actual transition costs to be incurred depends on various factors, and therefore future costs may differ from the amounts discussed above.

Note J:  Contingencies
Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DPU ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1994, the Company had incurred environmental response costs of $2,608,000 related to the former gas manufacturing site and $6,463,000 on the related disposal sites. The Company expects to continue incurring costs arising from these environmental matters.
  As of December 31, 1994, the Company has recorded on the balance sheet a long-term liability of $3,800,000 representing estimated future response costs relating to these sites based on the Company's preferred methods of remediation, of which $2,038,000 relates to the gas manufacturing site. Based upon the DPU order approving rate recovery of environmental response costs, a regulatory asset of $3,800,000 has been recorded on the balance sheet ("Unrecovered Environmental Costs Accrued"). Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.
  As of December 31, 1994, the Company had settled claims relating to these matters with all liability insurers and other known potentially responsible parties (PRP). In accordance with the DPU order referred to above, half the costs incurred in pursuing insurers and other PRP are recovered from the ratepayers through the CGAC and half are initially borne by the Company. Also, per this order, any insurance and other proceeds are applied first to the Company's costs of pursuing recovery from insurers and other PRP, with the remainder divided equally between the ratepayers and shareholders.
   The table below summarizes the environmental response costs incurred and insurance and other proceeds received relating to these environmental response costs:



(In Thousands)     Response Costs        Insurance and Other Proceeds

                Recovered     Period                  Recorded as Non-
                     from    of Rate    Returned to   Operating Income
Year   Incurred  Customers   Recovery     Customers   Net of Taxes

1988   $   853   $   610     1990-1997          -            -
1989     4,031     2,879     1990-1997          -            -
1990       639       365     1991-1998          -            -
1991       374       160     1992-1999    $   851      $   525
1992       617       176     1993-2000      1,121          673
1993     1,236       175     1994-2001        469          290
1994     1,321         -     1995-2002        122           75

Total   $9,071    $4,365                   $2,563       $1,563

Note K:  Quarterly Financial Data (Unaudited)
(In Thousands Except Per Share Amounts)

                                               Income
                           Utility             (Loss) Per
                           Operating   Net     Average    Dividends
                Operating  Income      Income  Common     Paid
Quarter Ended   Revenues    (Loss)     (Loss)   Share     Per Share

1994
December 31    $48,077     $6,741    $4,782    $  .58    $.315
September 30    13,026     (3,132)   (4,834)     (.59)    .315
June 30         19,073     (1,849)   (3,338)     (.41)    .315
March 31        86,083     15,757    14,399      1.79     .310

1993
December 31    $55,289     $8,780    $6,945    $  .87    $.310
September 30    12,259     (2,738)   (3,722)     (.47)    .310
June 30         20,587     (1,417)   (3,235)     (.41)    .310
March 31        78,126     14,265    12,034      1.53     .305

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

Note L:  Restructuring Charge

In the fourth quarter of 1994, the Company recorded a restructuring charge of $3,185,000 ($1,965,000 after-tax or $.24 per share). This amount includes $2,537,000 for the cost of a voluntary early retirement program which was accepted by 47 employees and $648,000 for costs accrued by the Company in connection with the closure of two retail appliance stores.

    [END OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Shareholders of Colonial Gas Company

We have audited the accompanying consolidated balance sheets of Colonial Gas Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows, and common equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Colonial Gas Company and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
  As discussed in Note H to the Consolidated Financial Statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions.



Grant Thornton LLP

Boston, Massachusetts
January 18, 1995

[END OF REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS]


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net Income and Dividends
Net income and income per average common share were $11,009,000 ($1.36), $12,022,000 ($1.52) and $10,643,000 ($1.38) for the three years ended December 31, 1994, 1993, and 1992, respectively. Before a restructuring charge after-tax of $1,965,000 or $.24 per share, 1994 net income and income per average common share were $12,974,000 ($1.60).
   Net income was impacted by significantly colder-than-normal temperatures in 1994, 1993 and 1992, which is summarized as follows:

                                          1994    1993   1992
Percent colder (warmer) than normal
  Peak Season (January - April and
  November - December)                    4.3%    7.5%   2.2%
  Off-Peak Season (May - October)         7.5%    4.2%  18.6%
  Year Average                            4.8%    7.0%   4.6%

Percent colder (warmer) than prior year
  Peak Season (January - April and
  November - December)                   (2.9)%   5.2%  11.7%
  Off-Peak Season (May - October)         3.2%  (12.1)% 39.4%
  Year Average                           (2.1)%   2.4%  15.5%

Other items which had an impact on net income are discussed in the following sections.
   Dividends paid per common share were $1.255 in 1994, $1.235 in 1993 and $1.213 in 1992. The Company has paid dividends for 58 consecutive years, and has increased dividends each year for the past 15 years.


Operating Revenues

Operating revenues were $166,259,000 in 1994, $166,261,000 in 1993 and $145,054,000 in 1992. Operating revenues are impacted by the volumes of gas sold and transported, changes in base rates as approved by the Massachusetts Department of Public Utilities
(DPU), and the pass-through of gas costs to customers via a cost of gas adjustment clause (CGAC).
   The volumes of gas sold are affected by fluctuations in weather and the number of customers being served. Firm customers increased by 13,459 over the last three years, an increase of 10.9%, which increase has added to sales volume. The chart below summarizes volumes of gas sold and transported and number of firm customers:

                                      1994     1993    1992
(In MMcf)
Gas sold
   Firm                              18,716  18,935  18,542
   Non-Firm                             729   1,030   1,508
Gas transported
   Firm                               6,090   4,163   1,997
   Non-Firm                           4,185   4,026   2,820
Total gas sold and
transported (In MMcf)                29,720  28,154  24,867

Firm Customers                      136,644 132,188 127,965


   Operating revenues were unchanged from 1993 to 1994. Utility revenues were positively impacted during 1994 by a 3.4% customer growth and a 4.9% rate increase which became effective in November 1993. Weather, although 4.8% colder than normal, was 2.1% warmer than 1993.
  Operating revenues increased $21,207,000, or 14.6%, from 1992 to 1993. This increase resulted primarily from weather that was colder than the prior year, a growing customer base, a 4.9% rate increase effective November 1, 1993 and increased gas costs passed on to customers through the CGAC. Temperatures were 2.4% colder than the comparable 1992 period and 7.0% colder than normal. This cooler weather pattern, together with continued customer growth, helped raise firm gas sales by 2.1% or 393,000 Mcf.

Cost of Gas Sold
Average cost of gas sold per Mcf was $4.48 in 1994, $4.53 in 1993 and $3.73 in 1992. Cost of gas sold is based upon the sales volumes, the price and mix of gas purchased and used to satisfy demand, and profits on non-firm sales, which flow back to the customers as a credit through the CGAC.

     The Company distributes natural gas purchased under long-term contracts as well as gas purchased on the spot market. The following table summarizes the sources of gas purchased by the
Company:

(In MMcf)                              1994     1993    1992
Gas purchased
  Pipeline                           14,392   14,983  16,633
  Underground storage                 3,112    3,501   2,666
  LNG/Other                           2,390    1,832   1,668
     Total gas purchased             19,894   20,316  20,967

Underground storage consists primarily of spot gas purchased and injected into storage during the summer and fall for use during the following winter.

Operating Expenses
Operations expense was $32,823,000 in 1994, an increase of $75,000 or 0.2%, from 1993, and $32,748,000 in 1993, an increase of
$1,267,000, or 4.0%, from 1992. In 1994, the Company conducted a self-examination to fundamentally downshift its cost structure. The Company expects to lower its operations and maintenance costs by approximately 6% in 1995. The increase in 1993 was primarily due to increased labor and medical insurance costs and and an increase in bad debt expense.
   Maintenance expense increased $365,000, or 6.5%, in 1994 from 1993 and increased $154,000, or 2.8%, in 1993 from 1992. The increase in 1994 was primarily due to increased labor resulting from colder weather during the first quarter.
    Depreciation and amortization expense increased 35.2% or $2,404,000 in 1994 and 15.5% or $917,000 in 1993. The increase in
1994 and 1993 was primarily due to the increased depreciation rates as a result of the Company's 1993 rate order and an increase in utility property.
   Local property and other taxes increased 8.5% in 1994 from 1993 and 14.8% in 1993 from 1992 due to higher property and payroll taxes, and additional property subject to property taxes.
   A restructuring charge of $3,185,000 ($1,965,000 after-tax or $.24 per share) was recorded during the fourth quarter of 1994. This amount includes $2,537,000 for the cost of a voluntary early retirement program which was accepted by 47 employees and $648,000 for costs accrued by the Company in connection with the closure of two retail appliance stores.

Income Taxes
Total Federal income and state franchise taxes decreased 20.7% or $1,527,000 in 1994 as a result of less income. Total Federal income and state franchise taxes inceased 13.2% or $862,000 in 1993 as a result of a higher level of income.

Other Operating Income (Expense)
Other operating income (expense), net of income taxes was $1,336,000 in 1994, $209,000 in 1993 and $36,000 in 1992. Other
operating income includes results from the Company's wholly-owned energy trucking subsidiary (Transgas) and appliance sales. As discussed previously, the Company's retail appliance sales operation was discontinued as of December 31, 1994.
   Transgas' 1994 financial results were driven by extremely cold weather in the first quarter of 1994 which generated a significant increase in demand for the truck transportation of liquefied natural gas (LNG) and propane throughout the first three quarters of 1994.
  Transgas' improved financial results in 1993 are attributable to the closing of its unprofitable bulk cement trucking operation during the first half of the year. The closing of this operation permitted Transgas to reduce overhead expenses. In addition, trucking equipment associated with this operation was sold at prices exceeding net book value. Transgas' LNG transportation revenue in 1993 increased due to renewed demand from natural gas distribution companies as a result of colder than normal weather throughout the Northeast during the winter of 1992/1993. However, this increase was more than offset by the decline in its portable pipeline business.
   Factors affecting the future financial results of Transgas include the amount of LNG used by local distribution companies throughout the northeast United States to satisfy requirements of their customers; the price of domestic and Canadian natural gas compared to imported LNG; and the level of construction and major maintenance projects of interstate pipeline companies which drives the demand for portable pipeline services.

Non-Operating Income
Non-operating income, net of income taxes, was $565,000 in 1994, $1,064,000 in 1993 and $922,000 in 1992. Non-operating income includes interest income and miscellaneous other income. Included in non-operating income were recoveries of $75,000, $290,000 and $673,000 in 1994, 1993 and 1992, respectively, resulting from settlements reached with insurers and other potentially responsible parties relating to enviromental response costs as described under "Environmental Matters". Also included in non-
operating income for 1993 is an insurance recovery of $509,000 relating to a line of business that was discontinued in 1979.

Interest and Debt Expense
Interest and debt expense increased 3.3% and 9.0% in 1994 and 1993, respectively. The increase in 1994 was due to increased levels of short-term debt and higher short-term interest rates partially offset by a decrease in interest on long-term debt due to paydowns in 1993. The increase in 1993 was due to the issuance of $45 million of long-term debt in June 1992 partially offset by a decrease in interest expense on regulatory assets and decreased levels of short-term debt and lower short-term interest rates.

Effects of Inflation
Inflation generally has a negative impact upon the Company's profitability since the rates charged to the Company's utility customers, excluding changes in the cost of gas sold, cannot be increased without formal proceedings before the DPU. Changes in the cost of gas sold are automatically reflected in customer rates pursuant to semi-annual adjustments under the CGAC. In the absence of authorized rate increases, the Company must look to increased productivity and higher sales volumes to offset inflationary increases in its other costs of operations. The present regulatory process permits the Company to earn a rate of return based on the historical cost of utility property without recognition of the current replacement cost. The Company's policy is to file for an increase in rates only when increases in productivity and customers are not sufficient to counteract the impact of inflation. The Company has set a goal to defer its next base rate increase until at least to and perhaps beyond the year 2000.

Regulatory Matters
Environmental response costs and demand side management (DSM) program costs are recovered through the CGAC, as approved by the DPU. The environmental response costs recovered through the CGAC relate to the Company's former gas manufacturing operations, as described under "Environmental Matters". The Company's DSM programs are in their third year and are expected, based on methodology approved by the DPU, to save approximately $25.5 million in gas costs that would have been incurred over the lives of the installed conservation measures. In order to achieve these savings, Colonial and its participating customers will have invested approximately $14 million over the three-year period in customer conservation measures such as insulation, heating systems controls and water heating conservation devices. As a result, Colonial expects to reduce customer bills by approximately $11.5 million from the levels they would have been at if no conservation occurred. In addition, the Company is allowed to recover the margins lost as a result of this program and financial incentives based on the attainment of performance goals. The Company anticipates filing in 1995 for approximately $400,000 of financial incentives.
   In 1993, the Company applied for what was only its second base rate increase request since 1984. Effective November 1, 1993, the Company received DPU approval of a settlement agreement that called for a base rate increase designed to produce additional revenues of $6.7 million or 4.9% annually. In addition to this rate increase, the DPU approved a proposal to expand the eligibility criteria for Colonial's discount rate for low-income residential heating customers and allowed the Company to retain 10% of the revenues generated from releasing the Company's interstate pipeline transportation capacity to third parties above an initial threshold of $2,500,000. In 1994, the Company received $3,313,000 of capacity release revenue, $3,232,000 of which was credited back to firm customers and $81,000 of which was retained by the Company.
   The table below summarizes the Company's recent requests to increase base revenue:

                 Increase Requested         Increase Approved

 Date Effective   Amount          Percen-  Amount      Percen-
                                  tage			 tage

November 1, 1984  $ 4.30 million  3.73%    $2.8 million   2.4%
November 1, 1990  $12.80 million  9.86%    $7.9 million   5.6%
November 1, 1993  $10.75 million  7.87%    $6.7 million   4.9%


   In 1993, Colonial began unbundling its firm sales service to commercial and industrial customers by offering a tariffed firm transportation-only service. Pursuant to this service, a customer procures its own gas supply and contracts with Colonial for firm transportation service through Colonial's distribution system. As of December 31, 1994, six customers had opted for tariffed firm
transportation  service,  representing  less  than  1.5%  of   the
Company's annual firm load.
   In 1994, the DPU opened two industry-wide proceedings which may
result   in   guidelines   for  the  further   unbundling   and/or
deregulation  of the Company's business. One of those  proceedings
is    addressing   whether   interruptible   transportation    and
interruptible sales service on local distribution company ("LDC") systems, and the release of interstate pipeline capacity by LDCs,
should   be  structured  or  priced  differently.  The  other   is
addressing whether and how the traditional cost-of-service/rate-of-return method of regulating gas and electric utilities might be replaced with some type of alternative "incentive" method. The DPU has stated that it intends to issue rulings in these two proceedings early in 1995. The Company anticipates that, when issued, the rulings may contain general guidelines on the matters covered by the proceedings. Until issued, the Company cannot predict what changes might be required or permitted in the
Company's   interruptible  transportation  service,  interruptible
sales   service,  capacity  release  policies  or   overall   rate
practices. In the interim, the Company is analyzing specific incentive regulation options which it could propose to the DPU as a means of benefiting its customers and shareholders.

Environmental Matters
Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DPU ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1994, the Company had incurred environmental response costs of $2,608,000 related to the former gas manufacturing site and $6,463,000 on the related disposal sites. The Company expects to continue incurring costs arising from these environmental matters.
  As of December 31, 1994, the Company has recorded on the balance sheet a long-term liability of $3,800,000 representing estimated future response costs relating to these sites based on the Company's preferred methods of remediation, of which $2,038,000 relates to the gas manufacturing site. Based upon the DPU order approving rate recovery of environmental response costs, a regulatory asset of $3,800,000 has been recorded on the balance sheet ("Unrecovered Environmental Costs Accrued"). Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.
  As of December 31, 1994, the Company had settled claims relating to these matters with all liability insurers and other known potentially responsible parties (PRP). In accordance with the DPU order referred to above, half the costs incurred in pursuing insurers and other PRP are recovered from the ratepayers through the CGAC and half are initially borne by the Company. Also, per this order, any insurance and other proceeds are applied first to the Company's costs of pursuing recovery from insurers and other PRP, with the remainder divided equally between the ratepayers and shareholders.
   The table below summarizes the environmental response costs incurred and insurance and other proceeds received relating to these environmental response costs:

(In                   Response Costs        Insurance and Other
Thousands)                                       Proceeds

                     Recovered    Period    Returned  Recorded as
                          from   of Rate         to   Non-Operating
Year       Incurred  Customers  Recovery  Customers   Income Net of Taxes



1988     $  853    $  610     1990-1997         -           -
1989      4,031     2,879     1990-1997         -           -
1990        639       365     1991-1998         -           -
1991        374       160     1992-1999    $  851      $  525
1992        617       176     1993-2000     1,121         673
1993      1,236       175     1994-2001       469         290
1994      1,321         -     1995-2002       122          75

  Total  $9,071    $4,365                  $2,563      $1,563

Accounting Standards
During 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). Prior to 1993, expense was recognized when benefits were paid, which was $148,000 in 1992. In accordance with SFAS 106, the Company began recording the cost for this plan on an accrual basis in 1993. As permitted by SFAS 106, the Company will record the transition obligation over a twenty-year period. The Company's cost under this plan for 1994 and 1993 was $694,000 and $817,000, respectively. A regulatory asset of $431,000 was been recorded in 1993, leaving a net expense of $386,000. This regulatory asset represents the excess of postretirement benefits on the accrual basis over the paid amounts for the period of January 1, 1993 until November 1, 1993, the effective date of the DPU's approval of the Company's new rates. Currently the DPU allows Massachusetts utilities to recover the tax deductible portion of these postretirement benefits.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities
The Company's liquidity is affected by its ability to generate funds from operations and to access capital markets. The Company's operations are seasonal with its cash flow reflecting this seasonality. The Company typically generates approximately 70 percent of its annual operating revenues during the November through April heating season, which results in a high level of cash flow from operations from late winter through early summer. As a result of this seasonality, the Company's liquidity can be affected by significant variations in weather. Short-term borrowings are highest during the fall and early winter months due to the completion of the annual construction program and seasonal working capital requirements.

Investing Activities
The Company invests in property, plant and equipment to improve and protect its distribution system, and to expand its system to meet customer demand. Capital expenditures were $28,195,000 in 1994, $25,703,000 in 1993 and $26,948,000 in 1992. The Company's
long-range plan calls for annual utility expenditures, of which over 40% is budgeted for new business, averaging $27,140,000 over the next five years as set forth below:


(In Thousands)          1995     1996     1997     1998     1999

Distribution          $20,200   $20,700  $22,700  $22,300  $26,500
Production              1,000     1,400    1,000    1,000      700
Information Systems     4,200     4,300    1,000      700      500
Automated Meter         1,200     1,100    1,100   $1,100    1,100
Reading
General                   200       300      700      300      400

     Total Capital    $26,800   $27,800  $26,500  $25,400  $29,200
     Expenditures

Financing Activities
The Company has a $75 million credit facility which allows it to meet its seasonal working capital needs. The present facility expires in June 1997. Up to $30 million of the credit facility can be used by the Company's gas inventory trust. The credit facility allows the Company the option to borrow under any one of four alternative rates.
  The Company has raised permanent capital during the last three years as follows:
(In Thousands)                    1994     1993         1992
Common Stock Under
  Dividend Reinvestment
  and Common Stock
  Purchase Plan and
  Employee Savings Plan         $4,070   $4,283      $ 4,286
Long-Term Debt
  Series CG, 8.05%, due
  entirely in 1999                   -        -      $20,000
  Series CH, 8.80%, due
  entirely in 2022                   -        -      $25,000
  Note Payable                  $  741        -            -

   The equity and debt components of the Company's capital structure at the end of the year is shown in the table below:

                                        1994    1993   1992

Equity                                   56%     52%    49%
Long-Term Debt                           44%     48%    51%

   As of April 1994, the quarterly dividend paid on the Company's Common Stock was increased to $.315 per share or an annualized dividend rate of $1.26 per share.

     [END OF MANAGEMENT'S DISCUSSION AND ANALYSIS]

SELECTED FINANCIAL DATA

(For the Years Ending December 31)
(In Thousands Except Per
Share Amounts)                   1994      1993      1992      1991      1990
Balance Sheet Data:
Assets:
Utility property - net       $221,685  $202,713  $183,815  $162,736  $151,480
Non-utility property - net      3,479     3,235     4,039     4,767     5,076
Capital leases - net            2,948     3,914     4,366     4,557     4,962
Current assets                 65,568    67,668    71,763    53,472    46,393
Deferred charges and other     37,668    34,588    38,939    38,789    29,925
   assets
     Total                   $331,348  $312,118  $302,922  $264,321  $237,836
Capitalization and Liabilities:
Capitalization:
Common equity                $ 99,175  $ 94,283  $ 87,771  $ 82,221  $ 80,109
Preferred stock                     -         -         -         -         -
Long-term debt                 77,923    87,432    90,750    50,410    64,604
     Total Capitalization     177,098   181,715   178,521   132,631   144,713
Capital lease obligations       2,237     3,149     3,591     3,838     4,233
Current liabilities            91,382    73,413    64,567    73,993    47,729
Deferred credits and reserves  60,631    53,841    56,243    53,859    41,161
     Total                   $331,348  $312,118  $302,922  $264,321  $237,836

Income Statement Data:
Operating revenues           $166,259  $166,261  $145,054  $137,719  $134,298
Cost of gas sold              (87,458)  (90,915)  (75,143)  (73,288)  (78,930)
Operating margin               78,801    75,346    69,911    64,431    55,368
Operating expenses (including
  income taxes)               (61,284)  (56,456)  (52,760)  (48,009)  (42,853)
Utility operating income       17,517    18,890    17,151    16,422    12,515
Other income - net of income    1,901     1,273       958        36     1,625
  taxes
Interest and debt expense      (8,409)   (8,141)   (7,466)   (8,141)   (8,445)
Accounting change                   -         -         -         -         -
Preferred stock dividends           -         -         -         -         -
Net income applicable to
  common stock                $11,009   $ 12,022 $ 10,643  $  8,317  $  5,695

Capitalization Ratios:
Common equity                    56.0%      51.9%    49.2%     62.0%     55.4%
Preferred stock                     -         -         -         -         -
Long-term debt                   44.0%      48.1%    50.8%     38.0%     44.6%

Common Stock Data (a):
Average shares outstanding      8,119      7,931    7,728     7,529     6,963
Income per share (b)          $  1.36      $1.52    $1.38     $1.10     $0.82
Dividends paid per share:
  Common Stock                $ 1.255     $1.235   $1.213    $1.193    $1.167
  Class A Common Stock              -         -         -         -         -
  Per weighted average        $ 1.255     $1.235   $1.213    $1.193    $1.167
  common share
Dividend payout rate               92%        81%      88%      108%      142%
Book value per share (a)      $ 12.05     $11.74   $11.19    $10.78    $10.75
Dividends as a percent of          10%        11%      11%       11%       11%
  of book value
Market price per share (a)    $ 19.25     $22.50   $21.25    $17.50    $15.00
Market price as a percent of
  book value                      160%       192%     190%      162%      139%
Return on average common equity  11.4%      13.2%    12.5%     10.2%      7.8%
___________________________________________________________________________
(a) Adjusted to reflect 3 for 2 stock split on July 29, 1992.
(b) 1988 includes the cumulative effect of an accounting change in the amount of $2,014 ($.33 per share).

SELECTED FINANCIAL DATA
(For the Years Ending December 31)
(In Thousands Except Per
  Share Amounts)                        1989       1988     1987
Balance Sheet Data:
Assets:
Utility property - net              $139,764   $131,450 $121,034
Non-utility property - net             3,893      2,793    3,167
Capital leases - net                   5,853      6,679    6,563
Current assets                        56,753     50,414   36,757
Deferred charges and other assets     27,464     21,050   20,376
     Total                          $233,727   $212,386 $187,897
Capitalization and Liabilities:
Capitalization:
Common equity                       $ 66,568   $ 63,027 $ 58,238
Preferred stock                            -          -        -
Long-term debt                        69,512     55,102   58,572
     Total Capitalization            136,080    118,129  116,810
Capital lease obligations              4,714      5,457    5,556
Current liabilities                   54,590     53,375   34,781
Deferred credits and reserves         38,343     35,425   30,750
     Total                          $233,727   $212,386 $187,897

Income Statement Data:
Operating revenues                  $139,892   $115,851 $117,947
Cost of gas sold                     (82,189)   (63,401) (65,093)
Operating margin                      57,703     52,450   52,854
Operating expenses (including
  income taxes)                      (41,525)   (38,844) (38,343)
Utility operating income              16,178     13,606   14,511
Other income - net of income taxes       956      1,046      233
Interest and debt expense             (8,217)    (7,369)  (6,740)
Accounting change                          -      2,014        -
Preferred stock dividends                  -          -        -
Net income applicable to
  common stock                      $  8,917  $   9,297 $  8,004

Capitalization Ratios:
Common equity                           48.9%      53.4%    49.9%
Preferred stock                           -         -         -
Long-term debt                          51.1%      46.6%    50.1%

Common Stock Data (a):
Average shares outstanding             6,200      6,065    5,948
Income per share (b)                   $1.44      $1.53    $1.35
Dividends paid per share:
  Common Stock                        $1.140     $1.113   $1.087
  Class A Common Stock                     -      $ .80    $ .76
  Per weighted average common share   $1.140     $1.013   $ .987
Dividend payout rate                      79%        66%      73%
Book value per share (a)              $10.62     $10.27    $9.69
Dividends as a percent of book value      11%        11%      11%
Market price per share (a)            $14.67     $13.00   $11.83
Market price as a percent of
  book value                             138%       127%     122%
Return on average common equity         13.8%      15.3%    14.2%
____________________________________________________________________
(a) Adjusted to reflect 3 for 2 stock split on July 29, 1992.
(b) 1988 includes the cumulative effect of an accounting change in the amount of $2,014 ($.33 per share).



SELECTED FINANCIAL DATA

(For the Years Ending December 31)
(In Thousands Except Per
  Share Amounts)                        1986      1985
Balance Sheet Data:
Assets:
Utility property - net              $111,214  $102,959
Non-utility property - net             3,665     3,834
Capital leases - net                   9,201     8,432
Current assets                        37,234    45,411
Deferred charges and other assets      4,235     4,676
     Total                          $165,549  $165,312
Capitalization and Liabilities:
Capitalization:
Common equity                       $ 54,569  $ 46,053
Preferred stock                            -     6,672
Long-term debt                        47,528    40,007
     Total Capitalization            102,097    92,732
Capital lease obligations              8,258     9,533
Current liabilities                   41,151    50,413
Deferred credits and reserves         14,043    12,634
     Total                          $165,549  $165,312

Income Statement Data:
Operating revenues                  $126,099  $128,165
Cost of gas sold                     (75,157)  (80,623)
Operating margin                      50,942    47,542
Operating expenses (including
  income taxes)                      (37,938)  (35,312)
Utility operating income              13,004    12,230
Other income - net of income taxes       383     1,201
Interest and debt expense             (5,861)   (6,010)
Accounting change                          -         -
Preferred stock dividends               (312)     (724)
Net income applicable to common stock $7,214    $6,697

Capitalization Ratios:
Common equity                          53.4%     49.7%
Preferred stock                           -       7.2%
Long-term debt                         46.6%     43.1%

Common Stock Data (a):
Average shares outstanding             5,588     5,193
Income per share (b)                   $1.29     $1.29
Dividends paid per share:
  Common Stock                        $1.060    $1.033
  Class A Common Stock                 $ .72     $ .68
  Per weighted average common share   $ .960    $ .920
Dividend payout rate                     74%       71%
Book value per share (a)               $9.25     $8.73
Dividends as a percent of book value     11%       12%
Market price per share (a)            $14.33    $11.59
Market price as a percent of
  book value                            155%      133%
Return on average common equity        14.3%     15.2%
_____________________________________________________________________
(a) Adjusted to reflect 3 for 2 stock split on July 29, 1992
(b) 1988 includes the cumulative effect of an accounting change in the amount of $2,014 ($.33 per share).

[END OF SELECTED FINANCIAL DATA]


SHAREHOLDER INFORMATION

Corporate Headquarters
Colonial Gas Company
40 Market Street
P.O. Box 3064
Lowell, MA 01853-3064
(508) 458-3171
FAX: (508) 459-2314

Stock Listing
The  Company's  Common Stock trades  on  the  Nasdaq Stock
Market under the symbol: CGES. Stock trading activity is reported in financial publications under the abbreviation of ColGas or ClnGas.

Annual Meeting
The Annual Meeting of Stockholders will be held on April 19, 1995 at 10:00 A.M. at The First National Bank of Boston, 100 Federal
Street, Boston, Massachusetts.

Annual Report - Form 10-K
A copy of the Company's 1994 Annual Report on Form 10-K as filed with the Securities and Exchange Commission, will be sent free of charge to any shareholder who contacts Lisa Lynch, Manager of Financial Services, at the corporate headquarters address above.

Transfer Agent
The First National Bank of Boston
P.O. Box 644
Mail Stop: 45-02-09
Boston, MA  02102-0644
1-800-736-3001
1-617-575-3100

Independent Certified Public Accountants
Grant Thornton LLP
98 North Washington Street
Boston, MA  02114
(617) 723-7900

Corporate Counsel
Palmer & Dodge
One Beacon Street
Boston, MA 02108
(617) 573-0100

Dividends
The Company has paid dividends on Common Stock for 58 consecutive years and has increased dividends each year for the past 15 years. Common Stock dividends are payable when declared by the Board of Directors.

Anticipated Record Date       Anticipated Payment Date
March 1, 1995                 March 15, 1995
June 1, 1995                  June 15, 1995
September 1, 1995             September 15, 1995
December 1, 1995              December 15, 1995

Dividend Reinvestment Plan
The Company's Dividend Reinvestment and Common Stock Purchase Plan (DRIP) provides shareholders of record with an economical and convenient method for purchasing additional shares of the Company's Common Stock without paying any brokerage fees.
  Participants in the plan may elect to purchase additional Colonial shares at a 5% discount from the market price by reinvesting all or a portion of their dividends with no brokerage fees. Participants in the plan may also make optional cash purchases of Common Stock at the market price in amounts ranging from a minimum of $10 to a maximum of $5,000 per calendar quarter, with no brokerage fees.
   New features of the plan at no charge to shareholders include:

Direct depost of dividends by electronic deposit
Automatic monthly investments by electronic funds transfer

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

Date Investment Must Be Received By Transfer Agent
April 7, 1995
May 8, 1995
June 8, 1995
July 7, 1995
August 8, 1995
September 8, 1995
October 5, 1995
November 8, 1995
December 8, 1995


Market Prices and Dividends
The following table reflects the high and low sales prices as reported by the Nasdaq Stock Market, for shares of the Company's Common
Stock for 1994 and 1993, and the quarterly dividends paid per share.

                            Sales Prices      Dividends
                            High     Low    Paid per Share
_________________________________________________________________

1994
                            -----------------------------------

The Year                   $23.75   $18.25      $1.255
4th Quarter                 21.75    18.25        .315
3rd Quarter                 22.00    20.50        .315
2nd Quarter                 21.75    18.50        .315
1st Quarter                 23.75    18.75        .310

1993                         __________________________________

The Year                   $26.50   $20.00      $1.235
4th Quarter                 25.00    21.75        .310
3rd Quarter                 26.50    24.00        .310
2nd Quarter                 25.00    20.00        .310
1st Quarter                 25.25    21.25        .305




_________________________________________________________________

Shareholders and Record Holders
At December 31, 1994, there were approximately 15,000
shareholders of the Company's Common Stock, including 5,777 shareholders of record.

Market Makers
Colonial currently has the following market makers: A. G. Edwards
&  Sons,  Inc.; Edward D. Jones & Co.; First Albany  Corporation;
Herzog,  Heine, Geduld, Inc.; S.J. Wolfe & Co.; and  Tucker
Anthony Incorporated.

Investment Information
Colonial  Gas  Company  is a corporate  member  of  the  National
Association of Investors Corporation (NAIC). The Company is also a participant in NAIC's Low Cost Investment Plan.

             [END OF SHAREHOLDER INFORMATION]

       [END OF EXHIBIT 13a TO COLONIAL GAS COMPANY
       FORM 10-K FOR YEAR ENDED DECEMBER 31, 1994]