Form 10-K, Exhibit 13
period 1995-12-31
COLONIAL GAS CO
filed 1996-03-15
CIK 60653

[EXHIBIT 13a TO COLONIAL GAS COMPANY
FOR 10-K FOR YEAR ENDED DECEMBER 31, 1995]

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts) Year Ended December 31,
                                         1995      1994      1993

Operating Revenues                   $164,649  $166,259  $166,261
Cost of gas sold                       83,631    87,458    90,915
  Operating Margin                     81,018    78,801    75,346
Operating Expenses:
  Operations                           31,309    33,004    32,957
  Maintenance                           4,401     5,074     4,726
  Depreciation and amortization        10,225     9,235     6,831
  Local property taxes                  3,020     2,740     2,496
  Other taxes                           2,130     2,182     2,055
  Restructuring charge                      -     3,185         -
   Total Operating Expenses            51,085    55,420    49,065
Income Taxes:
  Federal income tax                    6,912     4,806     6,111
  State franchise tax                   1,447     1,058     1,280
   Total Income Taxes                   8,359     5,864     7,391
Utility Operating Income               21,574    17,517    18,890
Other Operating Income (Expense):
  Truck transportation revenues         7,576    12,066     7,558
  Truck transportation expenses,
  including income taxes and interest  (6,972)  (10,579)   (7,163)
   Truck Transportation Net Income        604     1,487       395
  Other, net of income taxes               (8)     (151)     (186)
   Total Other Operating Income           596     1,336       209
Non-Operating Income, Net of Income       864       565     1,064
   Taxes
Income Before Interest and Debt        23,034    19,418    20,163
   Expense
Interest and Debt Expense               9,270     8,409     8,141
Net Income                            $13,764   $11,009   $12,022

Average Common Shares Outstanding       8,294     8,119     7,931

Income per Average Common Share         $1.66     $1.36     $1.52

Dividends Paid per Common Share        $1.275    $1.255    $1.235


The accompanying notes are an integral part of these statements.

[END OF CONSOLIDATED STATEMENTS OF INCOME]

CONSOLIDATED BALANCE SHEETS

Assets                                        December 31,
(In Thousands)                               1995     1994
Utility Property:
At original cost                          $308,191  $287,158
  Accumulated depreciation                 (72,636)  (65,473)
     Net Utility Property                  235,555   221,685
Non-Utility Property - Net                   5,036     3,479
     Net Property                          240,591   225,164

Capital Leases - Net                         2,253     2,948

Current Assets:
Cash and cash equivalents                    7,541     9,026
Accounts receivable                         19,069    13,846
  Allowance for doubtful accounts           (2,205)   (1,670)
Accrued utility revenues                     8,924     6,148
Unbilled gas costs                           9,688    12,178
Fuel inventory - at average cost            10,516    12,959
Materials and supplies - at average	     3,132     3,537
   cost
Prepayments and other current assets         4,337     9,544

     Total Current Assets                   61,002    65,568

Deferred Charges and Other Assets:
Unrecovered deferred income taxes           10,562    11,471
Unrecovered demand side management costs     4,977     3,120
Unrecovered environmental costs incurred     4,761     4,577
Unrecovered environmental costs accrued      2,300     3,800
Unrecovered pension costs                    3,917     2,607
Unrecovered transition costs accrued         3,600     4,700
Excess cost of investments over net assets   2,798     2,798
   acquired
Other                                        5,660     4,595
     Total Deferred Charges and Other       38,575    37,668
   Assets
Total Assets                              $342,421  $331,348

CONSOLIDATED BALANCE SHEETS

Capitalization and Liabilities                 December 31,
(In Thousands)                               1995      1994
Capitalization:
Common Equity:
Common Stock                               $27,863   $27,397
Premium on Common Stock                     51,447    49,211
Retained earnings                           25,760    22,567
     Total Common Equity                   105,070    99,175
Long-Term Debt                              75,418    77,923
     Total Capitalization                  180,488   177,098
Capital Lease Obligations                    1,359     2,237

Current Liabilities:
Current maturities of long-term debt         6,141     8,449
Current capital lease obligations              894       712
Notes payable                               61,835    49,500
Gas inventory purchase obligations          12,340    13,860
Accounts payable                            12,150     9,635
Accrued interest                             1,065     1,085
Pipeline refunds due customers               1,310     2,289
Current deferred income taxes                  314     2,139
Other current liabilities                    5,617     3,713
     Total Current Liabilities             101,666    91,382

Deferred Credits and Reserves:
Deferred income taxes - Funded              32,299    29,373
Deferred income taxes - Unfunded            10,562    11,471
Deferred income taxes - Due customers          112       378
Accrued environmental costs                  2,300     3,800
Accrued transition costs                     3,600     4,700
Unamortized investment tax credits           3,940     4,215
Pension reserve                              4,929     5,510
Other deferred credits and reserves          1,166     1,184
     Total Deferred Credits and Reserves    58,908    60,631
Total Capitalization and Liabilities      $342,421  $331,348


The accompanying notes are an integral part of these statements.

[END OF CONSOLIDATED BALANCE SHEETS]

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         Year Ended December 31,
(In Thousands)                            1995     1994     1993
Cash Flows From Operating Activities:
Net Income                             $13,764  $11,009  $12,022
Adjustments to reconcile net income
  to net cash:
  Depreciation and amortization         11,211   10,150    7,703
  Deferred income taxes                  1,159    3,555    2,139
  Amortization of investment tax credits  (275)    (234)    (255)
  Provision for uncollectible accounts   1,829    1,803    2,102
  Other, net                               973      811      190
                                        28,661   27,094   23,901
Changes in current assets and
   liabilities:
  Accounts receivable                   (6,517)     495      773
  Accrued utility revenues              (2,776)   1,022   (1,678)
  Unbilled gas costs                     2,490    4,581    2,122
  Fuel inventory                         2,443      758     (285)
  Materials and supplies                   405      275       56
  Prepayments and other current assets   5,207   (3,290)   2,055
  Accounts payable                       2,515   (2,526)    (382)
  Accrued interest                         (20)      68       (7)
  Pipeline refunds due customers          (979)     213      620
  Accrued pipeline charges                   -     (305)    (606)
  Current deferred income taxes         (1,825)     (73)  (2,111)
  Other current liabilities              1,904      (13)     933
Net Cash Provided by Operating          31,508   28,299   25,391
  Activities
Cash Flows From Investing Activities:
 Utility capital expenditures          (24,096) (28,195) (25,703)
 Non-utility capital expenditures       (1,974)    (876)    (453)
 Sale of non-utility assets                  -        -      586
 Change in deferred accounts            (2,077)    (716)    (354)
Net Cash Used in Investing Activities (28,147) (29,787) (25,924) Cash Flows From Financing Activities:
 Dividends paid on Common Stock        (10,571) (10,187)  (9,793)
 Issuance of Common Stock                2,702    4,070    4,283
 Issuance of long-term debt, net of
   issuance costs                       19,685      741        -
 Retirement of long-term debt,         (27,477)  (5,119)  (1,500)
   including premiums
 Change in notes payable                12,335   16,900    8,100
 Change in gas inventory purchase       (1,520)  (1,373)     492
  obligations
Net Cash (Used in) Provided by          (4,846)   5,032    1,582
  Financing Activities
Net (Decrease) Increase in Cash and     (1,485)   3,544    1,049
  Cash Equivalents
Cash and Cash Equivalents at Beginning   9,026    5,482    4,433
  of Year
Cash and Cash Equivalents at End       $ 7,541  $ 9,026 $  5,482
  of Year
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest - net of amount capitalized   $ 9,867  $ 9,283 $  8,891
Income and state franchise taxes       $ 3,444  $ 7,282 $  4,939

The accompanying notes are an integral part of these statements.

[END OF CONSOLIDATED STATEMENTS OF CASH FLOWS]

CONSOLIDATED STATEMENTS OF COMMON EQUITY

                                           Year ended December 31,
(In Thousands Except Per Share Amounts)      1995    1994    1993

Common Stock
  $3.33 par value; authorized 15,000 shares;
   outstanding, 8,367 in 1995, 8,227 in 1994,
   and 8,030 in 1993
  Beginning of year                       $27,397 $26,739 $26,122
   Issuance of Common Stock through
     Dividend Reinvestment and Common
      Stock Purchase Plan and
      Employee savings plan (140 shares
      in 1995, 197 shares in 1994 and 186
      shares in 1993)                         466     658     617

  End of year                             $27,863 $27,397 $26,739

Premium on Common Stock
  Beginning of year                       $49,211 $45,799 $42,133
   Issuance of Common Stock through
     Dividend Reinvestment and Common
      Stock Purchase Plan and
      Employee savings plan                 2,236   3,412   3,666

  End of year                             $51,447 $49,211 $45,799

Retained Earnings
  Beginning of year                       $22,567 $21,745 $19,516
   Net income                              13,764  11,009  12,022
   Cash dividends on Common Stock ($1.275
       a share in 1995, $1.255 a share in
      1994 and $1.235 a share in 1993)    (10,571)(10,187) (9,793)

  End of year                             $25,760 $22,567 $21,745

      Total Common Equity                $105,070 $99,175 $94,283


The accompanying notes are an integral part of these statements.

[END OF CONSOLIDATED STATEMENTS OF COMMON EQUITY]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A:  Summary of Significant Accounting Policies

Nature of Operations - Colonial Gas Company, a Massachusetts corporation formed in 1849, is primarily a regulated natural gas distribution utility. The Company serves over 141,000 utility customers in 24 municipalities located northwest of Boston and on Cape Cod. Through its subsidiary, Transgas Inc., the Company also provides over-the-road transportation of liquefied natural gas, propane, and other commodities.

Principles   of   Consolidation  -  The   consolidated   financial
statements include the accounts of the Company and its subsidiaries. All material intercompany items have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility Regulation - The Company's utility operations are subject to regulation by the Massachusetts Department of Public Utilities
(DPU) with respect to rates charged for natural gas sales and transportation, among other things. The Company's policies conform with generally accepted accounting principles, as applied to regulated public utilities.

Utility Property and Non-Utility Property - Utility property and non-utility property are stated at original cost, including labor, materials, taxes and overheads. The amount of interest capitalized as a component of construction overheads amounted to $568,000, $294,000 and $227,000 in 1995, 1994 and 1993, respectively.
      The original cost of depreciable utility property retired, together with the cost of removal, net of salvage, is charged to accumulated depreciation. Depreciation applicable to the Company's utility property in service is calculated in accordance with depreciation rates as approved by the DPU. The composite depreciation rate which was approximately 2.91% through October 31, 1993, was increased to approximately 3.77% effective with a rate increase as approved by the DPU on November 1, 1993. The composite depreciation rate is applied to the utility property balance at the beginning of each year. Depreciation on non-utility property is computed by various methods.

Operating Revenues - Operating revenues are accrued based upon the amount of gas delivered to utility customers through the end of the accounting period. Accrued utility revenues of $8,924,000 and $6,148,000, as reported in the Consolidated Balance Sheets at December 31, 1995 and 1994, respectively, represent the accrual of unbilled operating revenues net of related gas costs. The Company's policy is to record lost margins and financial incentives relating to the Company's demand side management (DSM) programs as revenue when earned by the Company and approved by the DPU. In September 1995, the Company received approval from the DPU to recover financial incentives and lost margins associated with the residential DSM programs. Based on this approval, the Company recorded $900,000 of lost margins and $220,000 of financial incentives as revenue in 1995. No lost margins or incentives for the commercial DSM programs have been recorded to date.

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

Fair Value of Financial Instruments - In accordance with Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Values of Financial Instruments", the fair value amounts are disclosed below. These fair value amounts are not necessarily indicative of the amounts that the Company could realize in a current market exchange.
      The carrying amount of cash and cash equivalents and short-term debt approximates fair value. The fair value of long-term debt is estimated based on the rates available to the Company at the end of each respective year for debt of the same remaining maturities. The carrying amount of long-term debt (including current maturities) was $81,559,000 and $86,372,000 as of December 31, 1995
and 1994, respectively. The fair value of long-term debt was $89,724,000 and $88,425,000 as of December 31, 1995 and 1994,
respectively.
      Under current regulatory treatment, any premiums paid to refinance long-term debt, would be recovered over the life of the new debt, and would not have a significant impact on the Company's results of operations.

Reclassifications - Reclassifications are made periodically to previously issued financial statements to conform to the current year presentation.

New Accounting Standard - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", which will be effective for the Company's fiscal year ending December 31, 1996. This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company intends to adopt this statement prospectively. The impact of this standard is not expected to have a material impact on the Company's financial condition or results of operations.



Note B:  Federal Income Tax

The Company records deferred income taxes for the income tax effect of the difference between book and tax depreciation and all other temporary book and tax differences, in accordance with SFAS
109. Prior to October 1981 as approved by the DPU, the Company did not record deferred income taxes but rather "flowed through" tax benefits to utility customers. At December 31, 1995, the Company has a liability of $10,562,000 on the Consolidated Balance Sheet as Deferred Income Taxes - Unfunded and a corresponding unrecovered deferred asset. The liability represents the tax effect of pre-1981 timing differences for which deferred income taxes had not been provided, increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The Company is recovering these unfunded deferred taxes from utility customers over the remaining book life of utility property.
      The Company has a liability (Deferred Income Taxes- Due Customers) of $112,000 at December 31, 1995, representing the amount of pre-July 1, 1987 deferred income taxes that were recorded in excess of the Federal statutory income tax rate of 34%. This liability is being returned to utility customers over the remaining book life of utility property. This liability is also charged for any Federal income taxes at rates above 34%. Federal income tax expense is comprised of the following components:
                                      Year Ended December 31,
(In Thousands)                        1995     1994     1993
Charged (credited) to operations:
Current                             $6,455   $2,157   $5,191
Deferred:
  Unbilled gas costs                (1,523)    (106)  (1,753)
  Accelerated depreciation           2,005    2,167    2,157
  Demand side management costs         (32)   1,115        -
  Pension                              (38)    (840)     141
  Recovery of unfunded deferred taxes  398      398      556
  Debt expense                         848      (21)     (20)
  Transition costs                    (871)     (55)       -
  Miscellaneous                        (57)     221       84
Amortization of investment tax        (273)    (230)    (245)
  credits
     Total                           6,912    4,806    6,111
Charged to other income                477    1,014      578
Total Federal income tax expense    $7,389   $5,820   $6,689


The effective Federal income tax rate and the reasons for the difference from the statutory Federal income tax rate are as follows:
                                      1995     1994     1993
Statutory Federal income tax rate      35%      35%      35%
Increases (reductions) in taxes
     resulting from:
   Amortization of investment tax      (1)      (1)      (1)
     credit
   Recovery of unfunded deferred taxes  2        2        3
   Miscellaneous items                 (1)      (1)      (1)
Effective Federal income tax rate      35%      35%      36%

Temporary differences which gave rise to the following deferred tax assets (liabilities) are:

                                       December 31,
(In Thousands)                        1995        1994
Construction contributions         $ 1,060    $  1,117
Other                                1,468         943
   Total deferred tax assets         2,528       2,060
Accelerated depreciation           (36,949)    (34,698)
Cost of removal                     (2,554)     (2,364)
Unbilled gas costs                    (315)     (3,184)
Environmental response costs        (1,865)     (1,839)
Demand side management costs        (1,764)     (1,803)
Other                               (2,256)     (1,155)
   Total deferred tax liabilities  (45,703)    (45,043)
Total deferred taxes              $(43,175)   $(42,983)


Note C:  Capital Stock

Pursuant to the Company's dividend reinvestment and common stock purchase plan, shareholders can automatically reinvest their cash dividends and can invest optional limited amounts of cash payments in newly issued shares.
   The Company has authorized and unissued 547,559 shares of Class A Preferred Stock, $25 par value, of which 100,000 shares have been designated a Junior Preferred Stock series and reserved for issuance under the Rights Plan described below, and 370,000 shares of Class B Preferred Stock, $1 par value.
   A Shareholder Rights Plan provides one right ("Right") to purchase one one-hundredth of a share of the Company's Series A-1 Junior Participating Preferred Stock, par value $25 per share, at a price of $60 per share, subject to adjustment. The Rights expire on December 1, 2003 and only become exercisable, or separately transferable, 10 days after a person or group acquires, or announces an intention to acquire, beneficial ownership of 20% or more of the Company's Common Stock. The Rights are redeemable by the Board at a price of $.01 per Right at any time prior to the expiration of ten days after the acquisition by a person or group of beneficial ownership of 20% or more of the Company's Common Stock.

Note D:  Retained Earnings

The Company's ability to pay dividends on its Common Stock from retained earnings is restricted by the first mortgage bond indenture and by the bank line of credit. Under the most restrictive covenant, approximately $23,943,000 of retained earnings was available to pay dividends on Common Stock as of December 31, 1995.



Note E:  Long-Term Debt

The composition of long-term debt is as follows:
                                           December 31,
   (In Thousands)                         1995     1994
First mortgage bonds:
  14.00%  Series CC due 1999           $     -  $   500
   8.86%  Series CD due 2001             6,000    7,000
   9.40%  Series CE due 1997            10,000   15,000
  10.25%  Series CF due 2004                 -   18,182
   8.05%  Series CG due 1999            20,000   20,000
   8.80%  Series CH due 2022            25,000   25,000
   6.85%  Series MTA-1   due 2025       10,000        -
   6.45%  Series MTA-2   due 2025       10,000        -

        Total                           81,000   85,682
Note payable                               559      690
Less: Long-term debt due within         (6,141)  (8,449)
  one year

Total long-term debt                   $75,418  $77,923

The aggregate amount of maturities and sinking fund requirements for the years 1996, 1997, 1998, 1999, and 2000 are $6,141,000,
$6,152,000, $1,164,000, $21,102,000, and $1,000,000, respectively.
  The first mortgage bonds are collateralized by utility property. The Company's first mortgage bond indenture includes, among other provisions, limitations on the issuance of long-term debt, leases and the payment of dividends from retained earnings. The note payable is collateralized by equipment.
  In September 1995, with the approval of the DPU, the Company established a medium term note (MTN) program which permits the issuance of up to $75 million of MTN's as bonds under its indenture. In October 1995, the Company issued $10 million of 30-year bonds with an average effective interest rate of 6.85% (6.44% during the first ten years and 7.38% in the next twenty years). In December 1995, the Company issued $10 million of 30-year bonds with an average effective interest rate of 6.45% (6.08% during the first ten years and 6.90% in the next twenty years). Both issues of bonds can be redeemed by the holder within a 30 day period at the end of ten years. It is anticipated that the remaining bonds under the MTN program will be issued in several series over the next two years.
  On December 29, 1995, the Company redeemed prior to maturity the $16,364,000 of Series CF, 10.25%, first mortgage bonds.

Note F:  Short-Term Debt

In July 1994, the Company established a three-year bank line of credit of $75 million with a consortium of four banks. The bank line of credit allows the Company to borrow on a demand basis up to $75 million, less whatever amount has been borrowed through the Company's gas inventory trust (described below). The line of credit allows the Company the option to borrow under four alternative rates: prime rate, certificate of deposit rate, eurodollar rate (LIBOR), and a competitive bid option. At December 31, 1995, the credit available under the bank line of credit was $825,000. The weighted average interest rates for short-term debt were 6.03% and 6.25% at December 31, 1995 and 1994, respectively.
  The Company has an agreement with a single-purpose Massachusetts trust, the Company's gas inventory trust, under which the Company sells supplemental gas inventory to the trust at the Company's cost. The Company's agreement with the trust requires it to repurchase such inventory at cost when needed and reimburse the trust for expenses incurred to finance the gas inventory. The trust finances such purchases of inventory by borrowing under a bank line of credit with a maximum borrowing commitment of $30 million that is complementary to and on similar terms as the Company's bank line of credit described above. The DPU has approved the inventory trust arrangement and has permitted the cost of such gas inventory, including fees and financing costs, to be recovered through the Company's CGAC. During 1995, 1994 and 1993 approximately $529,000, $504,000 and $390,000, respectively, of financing costs were incurred by the trust.



Note G:  Lease Obligations

The Company leases certain facilities and equipment used in its operations. In accordance with accounting for regulated public utilities, the Company has capitalized certain of these leases and reflects lease payments as rental expense in the periods to which they relate. This capitalization has no impact on the Company's net income.
   Assets held under capital leases amounted to approximately $7,291,000 and $7,230,000 at December 31, 1995 and 1994,
respectively. Accumulated amortization on assets held under capital leases amounted to approximately $5,038,000 and $4,282,000 at December 31, 1995 and 1994, respectively.
   The most significant agreements which meet the criteria for capital lease classification are a lease which expires in 1998 for a liquefied natural gas storage tank in South Yarmouth,
Massachusetts and a lease which expires in 2002 for office facilities in Lowell, Massachusetts. Both leases have fair market renewal options at the end of their initial terms.
   Total rental expense for the years 1995, 1994 and 1993 approximated $1,429,000, $2,049,000 and $1,808,000, respectively.
At December 31, 1995, the future minimum payments (including interest) under the Company's lease agreements are: $894,000 in 1996; $742,000 in 1997; $605,000 in 1998; $296,000 in 1999;
$254,000 in 2000; and $355,000 thereafter.

Note H:  Employee Benefit Plans

Savings Plan - The Company sponsors an employee 401(k) Savings Plan. The Company's matching contribution, exclusive of plan administration costs, was $459,000, $387,000 and $418,000 for 1995, 1994 and 1993, respectively.

Pension  Plans  -  The Company and its subsidiaries  have  various
defined   benefit   pension  plans  covering   substantially   all
employees.

Net   periodic   pension  cost  is  comprised  of  the   following
components:
                                      Year Ended December 31,
(In Thousands)                       1995      1994     1993

Benefits earned during the period  $  836   $ 1,195  $ 1,031
Interest cost on projected          3,279     2,803    2,690
  benefit obligation
Actual return on plan assets       (5,515)       77   (2,656)
Net amortization and deferral       2,757    (2,657)     325
Net periodic pension cost          $1,357    $1,418   $1,390

Assumptions used in actuarial calculations were as follows:

                                    Year Ended December 31,
                                   1995      1994     1993

Weighted average discount rate     7.50%     8.50%    7.25%
Future compensation increases      4.00%     5.00%    5.00%
Expected long-term rate of return  9.00%     9.00%    9.00%
  on assets


The funded status of the plans at December 31, 1995 and 1994 is as follows:
                                  1995                     1994
                          Assets   Accumulated        Assets  Accumulated
                          Exceed      Benefits        Exceed     Benefits
                     Accumulated        Exceed   Accumulated       Exceed
(In Thousands)          Benefits        Assets      Benefits       Assets

Projected benefit
obligations:
  Vested               $(28,993)    $(10,388)    $(21,897)     $(8,544)
  Nonvested                (628)        (869)      (2,988)        (563)
Accumulated             (29,621)     (11,257)     (24,885)      (9,107)
Due to recognition of
future salary increases  (4,173)         (88)      (4,664)         (42)

          Total         (33,794)     (11,345)     (29,549)      (9,149)
Plan assets at fair      31,168        6,420       27,715        5,259
value
Projected benefit        (2,626)      (4,925)     (1,834)       (3,890)
     obligation
     in excess of
     plan assets
Unrecognized net loss     1,758        1,232        (227)          513
   (gain)
Unrecognized              1,572        1,247       2,059         1,430
   transition amount
Unrecognized prior          347        1,493         448           706
   service cost
Additional liability          -       (3,885)          -        (2,607)
   accrued
Prepaid (accrued)        $1,051      $(4,838)    $   446       $(3,848)
   pension costs

Assets of the employee benefit plans are invested in domestic and international equities, medium-term domestic fixed income securities, international fixed income securities, real estate and other short-term debt instruments.

Additional benefits upon retirement were given to 47 employees who accepted the voluntary early retirement program in 1994. The additional loss of $2,537,000 as a result of this program was recorded as a restructuring charge in the fourth quarter of 1994.

Postretirement Life and Health Benefit Plan - The Company sponsors a postretirement benefit plan that covers substantially all employees. The plan provides medical, dental and life insurance benefits. The plan is contributory for retirees, with respect to postretirement medical and dental benefits; the plan is noncontributory with respect to life insurance benefits.
      During 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). Prior to 1993, expense was recognized when benefits were paid. In accordance with SFAS 106, the Company began recording the cost for this plan on an accrual basis in 1993. As permitted by SFAS 106, the Company will record the transition obligation over a twenty-year period. The Company's cost under this plan for 1995, 1994 and 1993 was $672,000, $694,000 and $817,000, respectively. A regulatory asset of $431,000 was recorded in 1993, leaving a net expense of $386,000. This regulatory asset represents the excess of postretirement benefits on the accrual basis over the paid amounts for the period of January 1, 1993 until November 1, 1993, the effective date of the DPU's approval of the Company's new rates. Currently, the DPU allows Massachusetts utilities to recover the tax deductible portion of these postretirement benefits.
      Beginning in 1990, the Company has funded a portion of these costs through the combination of a trust under Section 501(c)(9) of the Internal Revenue Code and separate accounts of the trust under Section 401(h) of the Internal Revenue Code. The Company is currently funding an amount each year equal to the maximum tax deductible amount.
      The following table sets forth the plan's funded status reconciled with the amounts recognized in the Company's financial statements at December 31, 1995 and 1994:

(In Thousands)                       1995       1994

Accumulated postretirement
       benefit obligation:
     Retirees                     $(3,816)   $(2,416)
     Fully eligible active plan    (1,047)    (1,457)
       participants
     Other active plan             (1,275)    (1,782)
       participants
                                   (6,138)    (5,655)
Plan assets at fair value           4,102      3,135
Accumulated postretirement         (2,036)    (2,520)
     benefit obligation
     in excess of plan assets
Unrecognized net (gain) from       (1,310)    (1,016)
     past experience
     different from that assumed
     and from changes in assumptions
Unrecognized transition obligation  4,584      4,854
Prepaid postretirement benefit     $1,238     $1,318
     cost

Net periodic postretirement benefit cost included the following components:

                                Year Ended December 31,
(In Thousands)                  1995      1994      1993

Service cost - benefits         $145      $202      $268
    attributable to service
    during the period
Interest cost on accumulated     505       455       478
    postretirement
    benefit obligation
Actual return on plan assets    (639)      143      (202)
Net amortization and deferral    661      (106)      273
Net periodic postretirement     $672      $694      $817
    benefit cost

     For measurement purposes, a 7% (4.5% for dental costs) annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996; the rate of increase for medical costs was assumed to decrease gradually from 7% to 4.5% in 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $706,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost for the year then ended by $84,000.
      The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.5% for 1995 and 1994, respectively. The expected long-term rate of return on plan assets was 9% for assets in the Section 401(h) accounts and, after estimated taxes, was 6% for assets in the
Section 501(c)(9) trust for all years presented.


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

FERC Order 636 Transition Costs - As a result of FERC Order 636, the Company's interstate pipeline service providers have been required to unbundle their supply and transportation services. This unbundling has caused the interstate pipeline companies to incur substantial costs in order to comply with Order 636. These transition costs include four types: (1) unrecovered gas costs (gas costs that had been incurred but not yet recovered by the pipelines when they were providing bundled service to local distribution companies); (2) gas supply realignment costs (the cost of renegotiating existing gas supply contracts with producers); (3) stranded costs (unrecovered costs of assets that can not be assigned to customers of unbundled services); and (4) new facilities costs (costs of new facilities required to physically implement Order 636).
   Pipelines are expected to be allowed to recover prudently incurred transition costs from customers such as the Company, primarily through a demand charge, after approval by FERC. The Company's transition cost liabilities are estimated to range from $11,600,000 to $16,400,000, of which the Company has paid $8,000,000 through December 31, 1995. The Company is recovering these costs from its customers, as approved by the DPU in October 1994. As of December 31, 1995, the Company has recorded on the balance sheet a long-term liability of $3,600,000 ("Accrued Transition Costs") and, based upon rate recovery, has recorded a regulatory asset of $3,600,000 ("Unrecovered Transition Costs Accrued"). Actual transition costs to be incurred depends on various factors, and therefore future costs may differ from the amounts discussed above.

Note J:  Contingencies
Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DPU ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1995, the Company had incurred environmental response costs of $10,418,000 of which $2,904,000 was for the former gas manufacturing site and $7,514,000 for the related disposal sites. The Company expects to continue incurring costs arising from these environmental matters.
  As of December 31, 1995, the Company has recorded on the balance sheet a long-term liability of $2,300,000 representing estimated future response costs for these sites based on the Company's preferred methods of remediation, of which $1,700,000 relates to the gas manufacturing site. Based upon the DPU order approving rate recovery of environmental response costs, a regulatory asset of $2,300,000 has been recorded on the balance sheet ("Unrecovered Environmental Costs Accrued"). Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.
  As of December 31, 1995, the Company had settled claims relating to these matters with all liability insurers and other known potentially responsible parties (PRP). In accordance with the DPU order referred to above, half the costs incurred in pursuing insurers and other PRP are recovered from the ratepayers through the CGAC and half are initially borne by the Company. Also, per this order, any insurance and other proceeds are applied first to the Company's costs of pursuing recovery from insurers and other PRP, with the remainder divided equally between the ratepayers and shareholders.
   The table below summarizes the environmental response costs incurred and insurance and other proceeds received relating to these environmental response costs:

(In Thousands)         Response Costs        Insurance and Other Proceeds
                     Recovered    Period                       Recorded as
                       from      of Rate     Returned to      Non-Operating
Year       Incurred  Customers   Recovery     Customers      Income Net of
                                                                   Taxes

1988         $   853   $   732     1990-1997         -               -
1989           4,031     3,455     1990-1997         -               -
1990             639       457     1991-1998         -               -
1991             374       213     1992-1999   $   851         $   525
1992             617       264     1993-2000     1,121             673
1993           1,226       350     1994-2001       469             290
1994           1,321       189     1995-2002       122              75
1995           1,357         -     1996-2003         -               -

Total        $10,418    $5,660                  $2,563          $1,563


Note K:  Quarterly Financial Data (Unaudited)
(In Thousands Except Per Share Amounts)
                                              Income
                          Utility            (Loss) Per  Dividends
                          Operating     Net    Average    Paid Per
                Operating    Income    Income  Common      Common
Quarter Ended    Revenues    (Loss)    (Loss)   Share       Share
1995
December 31       $56,625   $10,283    $8,530   $1.02       $.320
September 30       14,911    (2,251)   (3,932)   (.47)       .320
June 30            22,760      (925)   (3,283)   (.40)       .320
March 31           70,353    14,467    12,449    1.51        .315
1994
December 31       $48,077    $6,741    $4,782  $  .58       $.315
September 30       13,026    (3,132)   (4,834)   (.59)       .315
June 30            19,073    (1,849)   (3,338)   (.41)       .315
March 31           86,083    15,757    14,399    1.79        .310

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

[END OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Shareholders of Colonial Gas Company

We have audited the accompanying consolidated balance sheets of Colonial Gas Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows, and common equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Colonial Gas Company and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



GRANT THORNTON LLP


Boston, Massachusetts
January 17, 1996


[END OF REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net Income and Dividends
Net income and income per average common share were $13,764,000 ($1.66), $11,009,000 ($1.36) and $12,022,000 ($1.52) for the three years ended December 31, 1995, 1994, and 1993, respectively. Before a restructuring charge after-tax of $1,965,000 or $.24 per share, 1994 net income and income per average common share were $12,974,000 ($1.60).
    Net income was favorably impacted by colder-than-normal temperatures in 1995, 1994 and 1993, although at declining percentages over the periods. This is summarized as follows:

                                          1995    1994   1993
Percent colder than normal                 2.7%    5.3%   6.7%

Percent (warmer) colder than prior year   (2.5)%  (1.3)%  3.3%

Other items which had an impact on net income are discussed in the following sections.
   Dividends paid per common share were $1.275 in 1995, $1.255 in 1994 and $1.235 in 1993. The Company has paid dividends for 59 consecutive years, and has increased dividends each year for the past 16 years.


Operating Revenues
Operating revenues were $164,649,000 in 1995, $166,259,000 in 1994 and $166,261,000 in 1993. Operating revenues are impacted by the volumes of gas sold and transported, changes in base rates as approved by the Massachusetts Department of Public Utilities
(DPU), and the pass-through of gas costs to customers via a cost of gas adjustment clause (CGAC).
   The volumes of gas sold are affected by fluctuations in weather and the number of customers being served. Firm sales customers increased by 13,395 over the last three years from 127,964 in 1992 to 141,359 in 1995, an increase of 10.5%, which has added to firm sales volume. The chart below summarizes volumes of gas sold and transported and number of firm sales customers:

                                        1995    1994    1993
(In MMcf)
Gas sold
   Firm                               18,560  18,716  18,935
   Non-Firm                            1,148     729   1,030
Gas transported
   Firm                                2,537   6,090   4,163
   Non-Firm                            3,224   4,185   4,026

         Total gas sold and
            transported (In MMcf)     25,469  29,720  28,154

Firm Sales Customers                 141,359 136,636 132,187


   Operating revenues decreased $1,610,000, or 1.0%, from 1994 to 1995. This decrease resulted primarily from weather that was 2.5% warmer than the prior year (although 2.7% colder than normal) partially offset by a growing customer base and additional revenue of $1,120,000 resulting from regulatory approval to recover lost margins and financial incentives associated with the Company's residential conservation programs.
   Operating revenues were unchanged from 1993 to 1994. Utility revenues were positively impacted during 1994 by a 3.4% customer growth and a 4.9% rate increase which became effective in November 1993. Weather, although 5.3% colder than normal, was 1.3% warmer than 1993.

Cost of Gas Sold
Average cost of gas sold per Mcf was $4.22 in 1995, $4.48 in 1994 and $4.53 in 1993. Cost of gas sold is based upon the sales volumes, the price and mix of gas purchased and used to satisfy demand, and profits on non-firm sales and transportation, which flow back to firm sales customers as a credit through the CGAC.
     The Company distributes natural gas purchased under long-term contracts as well as gas purchased on the spot market. The following table summarizes the sources of gas purchased by the
Company:

(In MMcf)                                1995    1994    1993
Gas purchased
  Pipeline                             14,659  14,392  14,983
  Underground storage                   3,270   3,112   3,501
  LNG/Other                             2,426   2,390   1,832

     Total gas purchased               20,355  19,894  20,316

Underground storage consists primarily of spot gas purchased and injected into storage during the summer and fall for use during the following winter.

Operating Expenses
Operations  expense  was  $31,309,000  in  1995,  a  decrease   of
$1,695,000  or  5.1%,  from  1994, and  $33,004,000  in  1994,  an increase of $47,000, or 0.1%, from 1993. In 1994, the Company conducted a self-examination to reduce its cost structure. The decrease in 1995 was primarily due to less payroll and related benefits as a result of the early retirement program and other cost saving initiatives. The Company has budgeted no increase in operations and maintenance costs in 1996.
   Maintenance expense decreased $673,000, or 13.3%, in 1995 from 1994 and increased $348,000, or 7.4%, in 1994 from 1993. The decrease in 1995 was primarily due to cost controls resulting from the Company's self-examination in 1994. The increase in 1994 was primarily due to increased labor resulting from colder weather during the first quarter.
    Depreciation and amortization expense increased 10.7% or $990,000 in 1995 and 35.2% or $2,404,000 in 1994. The increase in
1995 was due to an increase in utility property. The increase in 1994 was primarily due to the increased depreciation rates as a result of the Company's 1993 rate order and an increase in utility property.
   Local property and other taxes increased 4.6% in 1995 from 1994 and 8.2% in 1994 from 1993. The increase in 1995 was due to higher property taxes and additional property subject to property subject to property taxes. The increase in 1994 was due to higher property and payroll taxes, and additional property subject to property taxes.
   A restructuring charge of $3,185,000 ($1,965,000 after-tax or $.24 per share) was recorded during the fourth quarter of 1994. This amount includes $2,537,000 for the cost of a voluntary early retirement program which was accepted by 47 employees and $648,000 for costs accrued by the Company in connection with the closure of two retail appliance stores.

Income Taxes
Total Federal income and state franchise taxes increased 42.5% or $2,495,000 in 1995 as a result of a higher level of income. Total Federal income and state franchise taxes decreased 20.7% or $1,527,000 in 1994 as a result of less income.

Other Operating Income (Expense)
Other operating income (expense), net of income taxes was $596,000 in 1995, $1,336,000 in 1994 and $209,000 in 1993. Other operating income primarily includes the results of the Company's wholly-owned energy trucking subsidiary (Transgas). Also included are heating and water heating equipment sales and installations. As discussed previously, the Company's retail appliance sales operation was discontinued as of December 31, 1994.
   Transgas' 1994 financial results were driven by extremely cold weather in the first quarter of 1994 which generated a significant increase in demand for the truck transportation of liquefied natural gas (LNG) and propane throughout the first three quarters of 1994. This accounts for the sharp increase in 1994 other operating income.
   Factors affecting the future financial results of Transgas include the amount of LNG used by local distribution companies throughout the northeast United States to satisfy requirements of their customers; the price of domestic and Canadian natural gas compared to imported LNG; the continued availability of imported LNG; and the level of construction and major maintenance projects of interstate pipeline companies which drives the demand for portable pipeline services.

Non-Operating Income
Non-operating income, net of income taxes, was $864,000 in 1995, $565,000 in 1994 and $1,064,000 in 1993. Non-operating income includes interest income and miscellaneous other income. Included in non-operating income for 1994 and 1993 were recoveries of $75,000 and $290,000, respectively, resulting from settlements reached with insurers and other potentially responsible parties relating to environmental response costs as described under "Environmental Matters". Also included in non-operating income for 1993 is an insurance recovery of $509,000 relating to a line of business that was discontinued in 1979.

Interest and Debt Expense
Interest and debt expense increased 10.2% and 3.3% in 1995 and 1994, respectively. The increase in 1995 was due to increased levels of short-term debt and higher short-term interest rates partially offset by a decrease in interest on long-term debt. The increase in 1994 was due to increased levels of short-term debt and higher short-term interest rates partially offset by a decrease in interest on long-term debt due to paydowns in 1993.

Effects of Inflation
Inflation generally has a negative impact upon the Company's profitability since the rates charged to the Company's utility customers, excluding changes in the cost of gas sold, cannot be increased without formal proceedings before the DPU. Changes in the cost of gas sold are automatically reflected in customer rates pursuant to semi-annual adjustments under the CGAC. In the absence of authorized rate increases, the Company must look to increased productivity and higher sales volumes to offset inflationary increases in its other costs of operations. The present regulatory process permits the Company to earn a rate of return based on the historical cost of utility property without recognition of the current replacement cost. The Company's policy is to file for an increase in rates only when increases in productivity and customers are not sufficient to counteract the impact of inflation. The Company has set a goal to defer its next base rate increase until at least the year 2000.

Regulatory Matters
Environmental response costs, transition costs and demand side management (DSM) program costs are recovered through the CGAC, as approved by the DPU. The environmental response costs recovered through the CGAC relate to the Company's former gas manufacturing operations, as described under "Environmental Matters". Transition costs relate to FERC approved pipeline charges resulting from Order 636. In addition to full recovery of the installed conservation measures, the Company is allowed to recover the margins lost as a result of the DSM programs and financial incentives based on the attainment of performance goals. In September 1995, the Company received approval from the DPU to recover lost margins and financial incentives associated with the residential DSM programs. Based on this approval, the Company recorded as operating revenues $900,000 of lost margins and $220,000 of financial incentives in 1995. The Company anticipates recording as operating revenues approximately $1 million of lost margins and incentives associated with the residential and commercial DSM programs in 1996.
   In 1993, the Company applied for what was only its second base rate increase request since 1984. Effective November 1, 1993, the Company received DPU approval of a settlement agreement that called for a base rate increase designed to produce additional revenues of $6.7 million or 4.9% annually. In addition to this rate increase, the DPU approved a proposal to expand the eligibility criteria for Colonial's discount rate for low-income residential heating customers and allowed the Company to retain 10% of the revenues generated from releasing the Company's interstate pipeline transportation capacity to third parties above an initial threshold of $2,500,000. In 1995, the Company received $2,818,000 of capacity release revenue, $2,786,000 of which was credited back to firm customers and $32,000 of which was retained by the Company.
   The table below summarizes the Company's last three requests to increase base revenue:


                       Increase Requested           Increase Approved
 Date Effective    Amount          Percentage   Amount        Percentage

November 1, 1984   $ 4.30 million    3.73%      $2.8 million      2.4%

November 1, 1990   $12.80 million    9.86%      $7.9 million      5.6%

November 1, 1993   $10.75 million    7.87%      $6.7 million      4.9%


   In 1993, Colonial began unbundling its firm sales service to commercial and industrial customers by offering a tariffed firm transportation-only service. Pursuant to this service, a customer procures its own gas supply and contracts with Colonial for firm transportation service through Colonial's distribution system. As of December 31, 1995, 11 customers had opted for tariffed firm transportation service, representing less than 2% of the Company's annual firm load.
  Two 1994 DPU industry-wide proceedings may result in the further unbundling and deregulation of the Company's business. One of those proceedings addresses whether and how the traditional cost-of-service/rate-of-return method of regulating gas and electric utilities might be replaced with some type of alternative "incentive" method. In a ruling issued in February 1995, the DPU indicated that it has the authority to implement incentive regulation and would be receptive to various types of proposals. The Company continues to analyze specific incentive regulation and unbundling options which it could propose to the DPU as a means of benefiting its customers and shareholders. The other proceeding addresses whether interruptible transportation and interruptible sales service on local distribution company (LDC) systems, and the release of interstate pipeline capacity by LDCs, should be structured or priced differently. The Company expects DPU rulings containing general guidelines on these matters in 1996.

Environmental Matters
Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DPU ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1995, the Company had incurred environmental response costs of $10,418,000, of which $2,904,000 was for the former gas manufacturing site and $7,514,000 for the related disposal sites. The Company expects to continue incurring costs arising from these environmental matters. As of December 31, 1995, the Company had recovered $5,660,000 from customers and $1,563,000 from liability insurers and other known potentially responsible parties.
  As of December 31, 1995, the Company has recorded on the balance sheet a long-term liability of $2,300,000 and, based upon rate recovery, has recorded a corresponding regulatory asset. The amount represents estimated future response costs for these sites based on the Company's preferred methods of remediation, of which $1,700,000 relates to the gas manufacturing site. Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.

Accounting Standards

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", which will be effective for the Company's fiscal year ending December 31, 1996. This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company intends to adopt this statement prospectively. The impact of this standard is not expected to have a material impact on the Company's financial condition or results operations.

During 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). Prior to 1993, expense was recognized when benefits were paid. In accordance with SFAS 106, the Company began recording the cost for this plan on an accrual basis in 1993. As permitted by SFAS 106, the Company will record the transition obligation over a twenty-year period. The Company's cost under this plan for 1995, 1994 and 1993 was $672,000, $694,000 and $817,000, respectively. A regulatory asset of $431,000 was recorded in 1993, leaving a net expense of
$386,000. This regulatory asset represents the excess of postretirement benefits on the accrual basis over the paid amounts for the period of January 1, 1993 until November 1, 1993, the effective date of the DPU's approval of the Company's new rates. Currently the DPU allows Massachusetts utilities to recover the tax deductible portion of these postretirement benefits.

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

Investing Activities
The Company invests in property, plant and equipment to improve and protect its distribution system, and to expand its system to meet customer demand. Utility capital expenditures were $24,096,000 in 1995, $28,195,000 in 1994 and $25,703,000 in 1993.
The Company's long-range plan calls for annual utility expenditures, of which over 40% is budgeted for new business, averaging $27,000,000 over the next five years as follows:


(In Thousands)           1996     1997      1998     1999     2000

Distribution          $20,700  $22,700   $22,300  $26,500  $24,800
Production              1,400    1,000     1,000      700      750
Information Systems     4,300    1,000       700      500      140
Automated Meter         1,100    1,100    $1,100    1,100       30
Reading
General                   300      700       300      400      380

     Total Capital    $27,800  $26,500   $25,400  $29,200  $26,100
     Expenditures

Financing Activities
In September 1995, with the approval of the DPU, the Company established a medium term note (MTN) program which permits the issuance of up to $75 million of MTN's as bonds under its
indenture. In October 1995, the Company issued $10 million of 30-
year bonds with an average effective interest rate of 6.85% (6.44% during the first ten years and 7.38% in the next twenty years). In December 1995, the Company issued $10 million of 30-year bonds with an average effective interest rate of 6.45% (6.08% during the first ten years and 6.90% in the next twenty years). Both issues of bonds can be redeemed by the holder within a 30 day period at the end of ten years. In February 1996, the Company issued $10 million of 30-
year bonds with an interest rate of 6.94%. It is anticipated that the remaining bonds under the MTN program will be issued in several series over the next two years.
     On December 29, 1995, the Company redeemed prior to maturity the $16,364,000 of Series CF, 10.25%, first mortgage bonds.
     The Company has a $75 million credit facility which allows it to meet its seasonal working capital needs. The present facility expires in June 1997. Up to $30 million of the credit facility can be used by the Company's gas inventory trust. The credit facility allows the Company the option to borrow under any one of four alternative rates.
  The Company has raised permanent capital during the last three years as follows:
(In Thousands)                            1995     1994        1993
Common Stock Under Dividend Reinvestment
  and Common Stock Purchase Plan and
  Employee Savings Plan                 $2,702   $4,070      $4,283
Long-Term Debt
  Note Payable                               -   $  741           -
  MTA-1, 6.85%, due 2025 *             $10,000        -           -
  MTA-2, 6.45%, due 2025 *             $10,000        -           -

* Subject to redemption in 2005 at the option of the holder

   The equity and debt components of the Company's capital structure at the end of the year is shown in the table below:

                                        1995    1994   1993
Equity                                   58%     56%    52%
Long-Term Debt                           42%     44%    48%

   As of April 1995, the quarterly dividend paid on the Company's Common Stock was increased to $.32 per share or an annualized dividend rate of $1.28 per share.

[END   OF  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION AND RESULTS OF OPERATIONS]


SELECTED FINANCIAL DATA

(For the Years Ending December 31)
(In Thousands Except Per Share Amounts)

                             1995      1994     1993      1992      1991

Balance Sheet Data:
Assets:
Utility property-net	 $235,555  $221,685  $202,713  $183,815  $162,736
Non-Utility property-net    5,036     3,479     3,235     4,039     4,767
Capital leases-net	    2,253     2,948     3,914  	  4,366     4,557
Current assets             61,002    65,568    67,668    71,763    53,472
Deferred charges and       38,575    37,668    34,588    38,939    38,789
   other assets
    Total                $342,421  $331,348  $312,118  $302,922  $264,321
Capitalization and
   Liabilities:
Capitalization:
Common equity	         $105,070  $ 99,175  $ 94,283  $ 87,771  $ 82,221
Long-term debt             75,418    77,923    87,432    90,750    50,410
   Total Capital-
     ization              180,488   177,098   181,715   178,521   132,631
Capital lease               1,359     2,237     3,149     3,591     3,838
   obligations
Current liabilities       101,666    91,382    73,413    64,567    73,993
Deferred credits and       58,908    60,631    53,841    56,243    53,859
   reserves

     Total               $342,421  $331,348  $312,118  $302,922  $264,321

Income Statement Data:
Operating revenues       $164,649  $166,259  $166,261  $145,054  $137,719
Cost of gas sold          (83,631)  (87,458)  (90,915)  (75,143)  (73,288)
Operating margin           81,018    78,801    75,346    69,911    64,431
Operating expenses        (59,444)  (61,284)  (56,456)  (52,760)  (48,009)
   (including income
    taxes)
Utility operating          21,574    17,517    18,890    17,151    16,422
   income
Other income-               1,460     1,901     1,273       958        36
   net of income taxes
Interest and               (9,270)   (8,409)   (8,141)   (7,466)   (8,141)
   debt expense
Accounting change               -         -         -         -         -
Preferred stock                 -         -         -         -         -
   dividends
Net income applicable     $13,764   $11,009   $12,022   $10,643    $8,317
   to common stock


Capitalization Ratios:
Common equity                 58%       56%       52%       49%       62%
Long-term debt                42%       44%       48%       51%       38%

Common Stock Data:
Average shares              8,294     8,119     7,931     7,728     7,529
   outstanding
Income per share            $1.66     $1.36(a)  $1.52     $1.38     $1.10
Dividends paid per share:
   Common Stock            $1.275    $1.255    $1.235    $1.213    $1.193
   Class A Common Stock         -         -         -         -         -
   Per weighted average    $1.275    $1.255    $1.235    $1.213    $1.193
     common share
Dividend payout rate          77%       92%       81%       88%      108%
Book value per share       $12.56    $12.05    $11.74    $11.19    $10.78
Dividends as a percent        10%       10%       11%       11%       11%
   of book value
Market price per share     $20.25    $19.25    $22.50    $21.25    $17.50
Market price as a            161%      160%      192%      190%      162%
   percent of book value
Return on average           13.5%     11.4%     13.2%     12.5%     10.2%
   common equity

(a)  1994 is after a restructuring charge of $.24 per share.
(b) 1988 includes the cumulative effect of an accounting change of $.33 per share.


SELECTED FINANCIAL DATA - Continued
(For the Years Ending December 31)
(In Thousands Except Per Share Amount)


                             1990      1989     1988       1987      1986

Balance Sheet Data:
Assets:
Utility property-net     $151,480  $139,764 $131,450   $121,034  $111,214
Non-Utility property-net    5,076     3,893    2,793      3,167     3,665
Capital leases-net          4,962     5,853    6,679      6,563     9,201
Current assets             46,393    56,753   50,414     36,757    37,234
Deferred charges and       29,925    27,464   21,050     20,376     4,235
   other assets
    Total                $237,836  $233,727 $212,386   $187,897  $165,549
Capitalization and
   Liabilities:
Capitalization:
Common equity            $ 80,109  $ 66,568 $ 63,027   $ 58,238  $ 54,569
Long-term debt             64,604    69,512   55,102     58,572    47,528
   Total Capital-         144,713   136,080  118,129    116,810   102,097
     ization
Capital lease               4,233     4,714    5,457      5,556     8,258
   obligations
Current liabilities        47,729    54,590   53,375     34,781    41,151
Deferred credits and       41,161    38,343   35,425     30,750    14,043
   reserves
     Total               $237,836  $233,727 $212,386   $187,897  $165,549

Income Statement Data:
Operating revenues       $134,298  $139,892 $115,851   $117,947  $126,099
Cost of gas sold          (78,930)  (82,189) (63,401)   (65,093)  (75,157)
Operating margin           55,368    57,703   52,450     52,854    50,942
Operating expenses        (42,853)  (41,525) (38,844)   (38,343)  (37,938)
   (including income
    taxes)
Utility operating          12,515    16,178   13,606     14,511    13,004
   income
Other income-               1,625       956    1,046        233       383
   net of income taxes
Interest and               (8,445)   (8,217)  (7,369)    (6,740)   (5,861)
   debt expense
Accounting change               -         -    2,014          -         -
Preferred stock                 -         -        -          -      (312)
   dividends
Net income applicable     $ 5,695   $ 8,917  $ 9,297    $ 8,004   $ 7,214
   to common stock


Capitalization Ratios:
Common equity                 55%       49%      53%        50%       53%
Long-term debt                45%       51%      47%        50%       47%

Common Stock Data:
Average shares              6,963     6,200    6,065      5,948     5,588
   outstanding
Income per share            $0.82     $1.44    $1.53(b)   $1.35     $1.29
Dividends paid per share:
   Common Stock            $1.167    $1.140   $1.113     $1.087    $1.060
   Class A Common Stock         -         -   $ .800     $ .760    $ .720
   Per weighted average    $1.167    $1.140   $1.013     $ .987    $ .960
     common share
Dividend payout rate         142%       79%      66%        73%       74%
Book value per share       $10.75    $10.62   $10.27     $ 9.69    $ 9.25
Dividends as a percent        11%       11%      11%        11%       11%
   of book value
Market price per share     $15.00    $14.67   $13.00     $11.83    $14.33
Market price as a            139%      138%     127%       122%      155%
   percent of book value
Return on average            7.8%     13.8%    15.3%      14.2%     14.3%
   common equity


(a)  1994 is after a restructuring charge of $.24 per share.
(b) 1988 includes the cumulative effect of an accounting change of $.33 per share.


[END OF SELECTED FINANCIAL DATA]


SHAREHOLDER INFORMATION

Corporate Headquarters
Colonial Gas Company
40 Market Street
P.O. Box 3064
Lowell, MA 01853-3064
(508) 458-3171
FAX: (508) 459-2314

Stock Listing
The Company's Common Stock trades on the Nasdaq Stock Market under the symbol: CGES. Stock trading activity is reported in financial publications under the abbreviation of ColGas or ClnGas.

Annual Meeting
The Annual Meeting of Stockholders will be held on April 17, 1996 at 10:00 A.M. at The First National Bank of Boston, 100 Federal
Street, Boston, Massachusetts.

Annual Report - Form 10-K
A copy of the Company's 1995 Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be sent free of charge to any shareholder who contacts the Investor Relations
Department at the corporate headquarters address above.

Transfer Agent
The First National Bank of Boston
c/o Boston EquiServe, L.P.
P.O. Box 644
Mail Stop: 45-02-64
Boston, MA  02102-0644
(800) 736-3001
(617) 575-3100

Independent Certified Public Accountants
Grant Thornton LLP
98 North Washington Street
Boston, MA  02114
(617) 723-7900

Corporate Counsel
Palmer & Dodge
One Beacon Street
Boston, MA 02108
(617) 573-0100

Dividends
The Company has paid dividends on Common Stock for 59 consecutive years  and  has  increased dividends each year for  the  past  16 years. Common Stock dividends are payable when declared by the Board of Directors.

Anticipated Record Date       Anticipated Payment Date
March 1, 1996                 March 15, 1996
May 31, 1996                  June 14, 1996
August 30, 1996               September 13, 1996
November 29, 1996             December 13, 1996

Dividend Reinvestment Plan
The Company's Dividend Reinvestment and Common Stock Purchase Plan (DRIP) provides shareholders of record with an economical and convenient method for purchasing additional shares of the Company's Common Stock without paying any brokerage fees.
  Participants in the plan may elect to purchase additional Colonial shares at a 5% discount from the market price by reinvesting all or a portion of their dividends with no brokerage fees. Participants in the plan may also make optional cash purchases of Common Stock at the market price in amounts ranging from a minimum of $10 to a maximum of $5,000 per calendar quarter, with no brokerage fees.
 Features of the plan at no charge to shareholders include:
 -  Direct deposit of dividends by electronic deposit
 -  Automatic  monthly  investments  by electronic funds transfer
 -  Safekeeping of stock certificates

   Additional  information  describing  the  plan,  including   a
prospectus  and  enrollment  information,  can  be  obtained   by
contacting  the  Company's Transfer Agent or  Investor  Relations
Department.

Investment Dates
The investment date for optional cash investments under the DRIP will be the fifteenth day of each month or, if that day is not a business day, the preceding business day. Optional cash investments must be received by the Company's Transfer Agent five business days before the investment date. The dates below will help you plan for any optional cash investments during 1996.

Date Investment Must Be        Investment
Received By Transfer Agent     Dates
April 8                        April 15
May 8                          May 15
June 7                         June 14
July 8                         July 15
August 8                       August 15
September 6                    September 13
October 7                      October 15
November 8                     November 15
December 6                     December 13

SHAREHOLDER INFORMATION

Market Prices and Dividends
The following table reflects the high and low sales prices as reported by the Nasdaq Stock Market, for shares of the Company's Common Stock for 1995 and 1994, and the quarterly dividends paid per share.

                      Sales Prices  Dividends
                  High    Low     Paid per Share


1995

The Year        $21.50   $18.00    $1.275
4th Quarter      21.50    19.50      .320
3rd Quarter      20.75    18.75      .320
2nd Quarter      21.25    18.00      .320
1st Quarter      21.25    18.25      .315


1994

The Year        $23.75   $18.25    $1.255
4th Quarter      21.75    18.25      .315
3rd Quarter      22.00    20.50      .315
2nd Quarter      21.75    18.50      .315
1st Quarter      23.75    18.75      .310


_________________________________________________________________

Shareholders and Record Holders
At December 31, 1995, there were approximately 15,000
shareholders of the Company's Common Stock, including 5,592 shareholders of record.

Market Makers
Colonial currently has the following market makers: A. G. Edwards
&  Sons,  Inc.; Edward D. Jones & Co.; First Albany  Corporation;
Herzog,  Heine,  Geduld,  Inc.; S. J. Wolfe  &  Co.;  and  Tucker
Anthony Incorporated.

Investment Information
Colonial  Gas  Company  is a corporate  member  of  the  National
Association of Investors Corporation (NAIC). The Company is also a participant in NAIC's Low Cost Investment Plan.

[END OF SHAREHOLDER INFORMATION]

[END OF EXHIBIT 13a TO COLONIAL GAS COMPANY
FOR 10-K FOR YEAR ENDED DECEMBER 31, 1995]