Form 10-K, Exhibit 13
period 1996-12-31
COLONIAL GAS CO
filed 1997-03-25
CIK 60653

[EXHIBIT 13a TO COLONIAL GAS COMPANY 10-K FOR YEAR ENDED DECEMBER 31, 1996]

                 CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts) Year Ended December 31,
                                      1996        1995        1994

Operating Revenues                  $170,929    $164,649    $166,259
Cost of gas sold                      87,188      83,631      87,458
Operating Margin                      83,741      81,018      78,801

Operating Expenses:
Operations                            31,383      31,309      33,004
Maintenance                            4,476       4,401       5,074
Depreciation and amortization         11,228      10,225       9,235
Local property taxes                   3,189       3,020       2,740
Other taxes                            2,183       2,130       2,182
Restructuring charge                     -           -         3,185
Total Operating Expenses              52,459      51,085      55,420

Income Taxes:
Federal income tax                     7,001       6,912       4,806
State franchise tax                    2,087       1,447       1,058
Total Income Taxes                     9,088       8,359       5,864
Utility Operating Income              22,194      21,574      17,517

Other Operating Income (Expense):
Truck transportation revenues         11,031       7,576      12,066
Truck transportation expenses,including
  income taxes and interest           (9,005)     (6,972)    (10,579)
Truck Transportation Net Income        2,026         604       1,487
Other, net of income taxes               210          (8)       (151)
Total Other Operating Income           2,236         596       1,336
Non-Operating Income,
  Net of Income Taxes                    757         864         565
Income Before Interest
  and Debt Expense 	              25,187      23,034      19,418
Interest and Debt Expense              8,709       9,270       8,409
Net Income                           $16,478     $13,764     $11,009

Average Common Shares Outstanding      8,432       8,294       8,119
Income per Average Common Share        $1.95       $1.66       $1.36

The accompanying notes are an integral part of these statements.

                    CONSOLIDATED BALANCE SHEETS

Assets                                        December 31,
(In Thousands)                       1996     	             1995

Utility Property:
At original cost                    $333,319                $308,191
Accumulated depreciation             (82,336)                (72,636)
Net Utility Property                 250,983                 235,555
Non-Utility Property - Net             5,925                   5,036
Net Property                         256,908                 240,591
Capital Leases - Net                   1,811                   2,253

Current Assets:
Cash and cash equivalents              3,541                   7,541
Accounts receivable                   17,719                  19,069
Allowance for doubtful accounts       (2,715)                 (2,205)
Accrued utility revenues               6,333                   8,924
Unbilled gas costs                    19,238                   9,688
Fuel inventory - at average cost      11,958                  10,516
Materials and supplies
  -at average cost                     2,891                   3,132
Prepayments and other current assets   8,593                   4,337

Total Current Assets                  67,558                  61,002

Deferred Charges and Other Assets:
Unrecovered deferred income taxes      9,774                  10,562
Unrecovered demand
  side management costs                7,075                   4,977
Unrecovered environmental
  costs incurred                       4,011                   4,761
Unrecovered environmental
  costs accrued 		       1,183                   2,300
Unrecovered pension costs              3,135                   3,917
Unrecovered transition costs accrued   4,500                   3,600
Excess cost of investments over
  net assets acquired                  2,798                   2,798
Other                                  5,659                   5,660

Total Deferred
Charges and Other Assets              38,135                  38,575
Total Assets                        $364,412                $342,421

                    CONSOLIDATED BALANCE SHEETS

Capitalization and Liabilities            December 31,
(In Thousands)                       1996                    1995

Capitalization:
Common Equity:
Common Stock                         $28,366                  $27,863
Premium on Common Stock               54,221                   51,447
Retained earnings                     31,319                   25,760
Total Common Equity                  113,906                  105,070
Long-Term Debt                        95,266                   75,418
Total Capitalization                 209,172                  180,488
Capital Lease Obligations                930                    1,359

Current Liabilities:
Current maturities of long-term debt   5,152                    6,141
Current capital lease obligations        881                      894
Notes payable                         50,400                   61,835
Gas inventory purchase obligations    13,039                   12,340
Accounts payable                      14,544                   12,150
Accrued interest                       1,815                    1,065
Current deferred income taxes          5,090                      314
Other current liabilities              3,248                    6,927
Total Current Liabilities             94,169                  101,666

Deferred Credits and Reserves:
Deferred income taxes - Funded        35,886                   32,299
Deferred income taxes - Unfunded       9,774                   10,562
Accrued environmental costs            1,183                    2,300
Accrued transition costs               4,500                    3,600
Unamortized investment tax credits     3,672                    3,940
Pension reserve                        4,174                    4,929
Other deferred credits and reserves      952                    1,278

Total Deferred Credits and Reserves   60,141                   58,908
Total Capitalization and
  Liabilities                       $364,412                 $342,421

The accompanying notes are an integral part of these statements.

               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Year Ended December 31,
(In Thousands)                        1996        1995        1994
Cash Flows From Operating Activities:

Net Income                           $16,478     $13,764     $11,009

Adjustments to reconcile net income to net cash:
Depreciation and amortization         12,361      11,211      10,150
Deferred income taxes                  7,968       1,159       3,555
Amortization of investment
  tax credits                           (268)       (275)       (234)
Provision for uncollectible
  accounts		               2,146       1,829       1,803
Other, net                               171         973         811
Total adjustments                     38,856      28,661      27,094

Changes in current assets and liabilities:
Accounts receivable                     (286)     (6,517)        495
Accrued utility revenues               2,591      (2,776)      1,022
Unbilled gas costs                    (9,550)      2,490       4,581
Fuel inventory                        (1,442)      2,443         758
Materials and supplies                   241         405         275
Prepayments and other
  current assets                      (4,256)      5,207      (3,290)
Accounts payable                       2,394       2,515      (2,526)
Accrued interest                         750         (20)         68
Pipeline refunds due customes         (2,077)       (979)        213
Accrued pipeline charges                 -            -         (305)
Other current liabilities             (1,602)         79         (86)
Net Cash Provided by
  operating activity                  25,619      31,508      28,299

Cash Flows From Investing Activities:
Utility capital expenditures         (26,875)    (24,096)    (28,195)
Non-utility capital expenditures      (1,367)     (1,974)       (876)
Change in deferred accounts           (1,502)     (2,077)       (716)
Net Cash Used in
  Investing Activities               (29,744)    (28,147)    (29,787)

Cash Flows From Financing Activities:
Dividends paid on Common Stock       (10,919)    (10,571)    (10,187)
Issuance of Common Stock               3,277       2,702       4,070
Issuance of long-term debt,
  net of issuance costs               29,787	  19,685         741
Retirement of long-term debt,
  including premiums	             (11,284)    (27,477)     (5,119)
Change in notes payable              (11,435)     12,335      16,900
Change in gas inventory
  purchase obligations                   699      (1,520)     (1,373)
Net Cash Provided by (Used in)
  Financing Activities         	         125      (4,846)      5,032
Net (Decrease) Increase in Cash
  and Cash Equivalents                (4,000)     (1,485)      3,544
Cash and Cash Equivalents
  at Beginning of Year                 7,541       9,026       5,482
Cash and Cash Equivalents
  at End of Year                      $3,541      $7,541      $9,026

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest - net of amount capitalized  $9,149      $9,867      $9,283
Income and state franchise taxes      $8,489      $3,444      $7,282

The accompanying notes are an integral part of these statements.

             CONSOLIDATED STATEMENTS OF COMMON EQUITY

                                         Year ended December 31,
(In Thousands Except Per Share Amounts)
  	                              1996        1995        1994

Common Stock
$3.33 par value; authorized 15,000 shares;
outstanding, 8,518 in 1996, 8,367 in 1995,
and 8,227 in 1994

Beginning of year                    $27,863     $27,397     $26,739
  Issuance of Common Stock through
  Dividend Reinvestment and Common
  Stock Purchase Plan and
  Employee savings plan (151 shares
  in 1996, 140 shares in 1995
  and 197 shares in 1994)                503         466         658

End of year                          $28,366     $27,863     $27,397

Premium on Common Stock
  Beginning of year                  $51,447     $49,211     $45,799

Issuance of Common Stock through
  Dividend Reinvestment and Common
  Stock Purchase Plan and
  Employee savings plan                2,774       2,236       3,412

End of year                          $54,221     $51,447     $49,211

Retained Earnings
Beginning of year                    $25,760     $22,567     $21,745
Net income                            16,478      13,764      11,009
Cash dividends on Common
  Stock ($1.295 a share in 1996,
  $1.275 a share in 1995 and
  $1.255 a share in 1994)	     (10,919)    (10,571)    (10,187)

End of year                          $31,319     $25,760     $22,567

Total Common Equity                 $113,906    $105,070     $99,175

The accompanying notes are an integral part of these statements.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A:  Summary of Significant Accounting Policies

Nature of Operations - Colonial Gas Company, a Massachusetts corporation formed in 1849, is primarily a regulated natural gas distribution utility. The Company serves over 145,000 utility customers in 24 municipalities located northwest of Boston and on Cape Cod. Through its subsidiary, Transgas Inc., the Company also provides over-the-road transportation of liquefied natural gas, propane, and other commodities.

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

Utility Property and Non-Utility Property - Utility property and non-utility property are stated at original cost, including labor, materials, taxes and overheads. The amount of interest capitalized as a component of construction overheads amounted to $437,000, $568,000, and $294,000 in 1996, 1995 and 1994, respectively.

     The original cost of depreciable utility property retired, together with the cost of removal, net of salvage, is charged to accumulated depreciation. Depreciation applicable to the Company's utility property in service is calculated in accordance with depreciation rates as approved by the DPU. The composite depreciation rate is approximately 3.79%. The composite depreciation rate is applied to the utility property balance at the beginning of each year. Depreciation on non-utility property is computed by various methods.

Operating Revenues - Operating revenues are accrued based upon the amount of gas delivered to utility customers through the end of the accounting period. Accrued utility revenues of $6,333,000 and $8,924,000, as reported in the Consolidated Balance Sheets at December 31, 1996 and 1995, respectively, represent the accrual of unbilled operating revenues net of related gas costs. The Company's policy is to record lost margins and financial incentives relating to the Company's demand side management (DSM) programs as revenue when earned by the Company and approved by the DPU. Under methodologies approved in 1995 for its residential DSM programs and in 1996 for its commercial and industrial programs, the Company recorded as revenue $1,034,000 of lost margins and $142,000 of financial incentives in 1996 and $900,000 of lost margins and $220,000 of financial incentives in 1995.

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

Pension Plans - The Company and its subsidiaries have defined benefit pension plans covering substantially all employees. These include two qualified union plans, one qualified plan for non-union employees, and various unqualified individual retirement agreements covering certain key employees and retirees. The Company's funding policy for the qualified plan is to contribute annually an amount at least equal to the normal cost plus a 30-year amortization of the unfunded actuarially calculated accrued liability.

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

     The carrying amount of cash and cash equivalents and short-term debt approximates fair value. The fair value of long-term debt is estimated based on the rates available to the Company at the end of each respective year for debt of the same remaining maturities. The carrying amount of long-term debt (including current maturities) was $100,418,000 and $81,559,000 as of December 31, 1996 and 1995, respectively. The fair value of long-term debt was $102,016,000 and $89,724,000 as of December 31, 1996 and 1995,
respectively.

     Under current regulatory treatment, any premiums paid to refinance long-term debt, would be recovered over the life of the new debt, and would not have a significant impact on the Company's results of operations.

Impairment of Long-Lived Assets - During 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of". This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not have a material impact on the Company's financial condition or results of operations.

Reclassifications - Reclassifications are made periodically to previously issued financial statements to conform to the current year presentation.

Note B:  Federal Income Tax

The Company records deferred income taxes for the income tax effect of the difference between book and tax depreciation and all other temporary book and tax differences, in accordance with SFAS 109. Prior to October 1981 as approved by the DPU, the Company did not record deferred income taxes but rather "flowed through" tax benefits to utility customers. At December 31, 1996, the Company has a liability of $9,774,000 on the Consolidated Balance Sheet as Deferred Income Taxes - Unfunded and a corresponding unrecovered deferred asset. The liability represents the tax effect of pre- 1981 timing differences for which deferred income taxes had not been provided and was increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The Company is recovering these unfunded deferred taxes from utility customers over the remaining book life of utility property.

Federal income tax expense is comprised of the following
components:
                                    Year Ended December 31,
(In Thousands)                        1996        1995        1994
Charged (credited) to operations:
Current                                $1,104     $6,455       $2,157
Deferred:
Unbilled gas costs                      2,929     (1,523)        (106)
Accelerated depreciation                2,202      2,005        2,167
Demand side management costs              747        (32)       1,115
Pension                                   449        (38)        (840)
Recovery of unfunded deferred taxes       398        398          398
Debt expense                              (53)       848          (21)
Transition costs                           (1)      (871)         (55)
Environmental                            (246)        22          137
Miscellaneous                            (260)       (79)          84
Amortization of investment
  tax credits                            (268)      (273)        (230)
Total                                   7,001      6,912        4,806
Charged to other income                 1,599        477        1,014
Total Federal income tax expense       $8,600     $7,389       $5,820

The effective Federal income tax rate and the reasons for the difference from the statutory Federal income tax rate are as follows:
                                      1996        1995        1994

Statutory Federal income tax rate      35%         35%         35%

Increases (reductions) in taxes resulting from:
Amortization of investment
  tax credits                          (1)         (1)         (1)
Recovery of unfunded
  deferred taxes 	                2           2           2
Miscellaneous items                    (2)         (1)         (1)
Effective Federal
  income tax rate                      34%         35%         35%

Temporary differences which gave rise to the following deferred tax assets (liabilities) are:

                                             December 31,
(In Thousands)                 	     1996                    1995

Construction contributions           $974  	            $1,060
Other                                 335                    1,468
Total deferred tax assets           1,309                    2,528
Accelerated depreciation          (39,580)                 (36,949)
Cost of removal                    (2,792)                  (2,554)
Unbilled gas costs                 (3,990)                    (315)
Environmental response costs       (1,571)                  (1,865)
Demand side management costs       (2,659)                  (1,764)
Other                              (1,467)                  (2,256)
Total deferred tax liabilities    (52,059)                 (45,703)
Total deferred taxes             $(50,750)                $(43,175)

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

Note D:  Long-Term Debt

The composition of long-term debt is as follows:
                                             December 31,
   (In Thousands)                    1996                    1995
First mortgage bonds:
8.86%  Series CD  due 2001        $ -                       $6,000
9.40%  Series CE  due 1997          5,000                   10,000
8.05%  Series CG  due 1999         20,000                   20,000
8.80%  Series CH  due 2022         25,000                   25,000
6.85%  Series MTA-1   due 2025     10,000                   10,000
6.45%  Series MTA-2   due 2025     10,000                   10,000
6.94%  Series MTA-3   due 2026     10,000                     -
6.20%  Series MTA-4   due 1998     10,000                     -
6.88%  Series MTA-5   due 2008     10,000                     -
Total                             100,000                   81,000
Note payable                          418                      559

Less: Long-term debt due
within one year                    (5,152)                  (6,141)

Total long-term debt              $95,266                  $75,418

     The aggregate amount of maturities for the years 1997, 1998, 1999, 2000 and 2001 are $5,152,000, $10,164,000, $20,102,000, $0 and $0,
respectively.

     The first mortgage bonds are collateralized by utility property. The Company's first mortgage bond indenture includes, among other provisions, limitations on the issuance of long-term debt, leases and the payment of dividends from retained earnings. The note payable is collateralized by equipment.

     In September 1995, with the approval of the DPU, the Company established a medium term note (MTN) program which permits the issuance of up to $75 million of MTN's as bonds under its indenture. In 1995, the Company issued $10 million of 30-year bonds (MTA-1) with an average effective interest rate of 6.85% (6.44% during the first ten years and 7.38% in the next twenty years) and $10 million of 30-year bonds (MTA-2) with an average effective interest rate of 6.45% (6.08% during the first ten years and 6.90% in the next twenty years). Both issues of bonds can be redeemed by the holder within a 30 day period at the end of ten years. During 1996, the Company issued three separate medium term notes totalling $30 million at various rates and terms. It is anticipated that the remaining bonds under the MTN program will be issued in 1997.

     In June 1996, the Company redeemed prior to maturity $5 million of Series CD, 8.86%, first mortgage bonds.

Note E:  Short-Term Debt

     In July 1994, the Company established a three-year bank line of credit of $75 million with a consortium of four banks. The bank line of credit allows the Company to borrow on a demand basis up to $75 million, less whatever amount has been borrowed through the Company's gas inventory trust (described below). The line of credit allows the Company the option to borrow under four alternative rates: prime rate, certificate of deposit rate, eurodollar rate (LIBOR), and a competitive bid option. At December 31, 1996, the credit available under the bank line of credit was $11,561,000. The weighted average interest rates for short-term debt were 5.87% and 6.03% at December 31, 1996 and 1995, respectively.

     The Company has an agreement with a single-purpose Massachusetts trust, the Company's gas inventory trust, under which the Company sells supplemental gas inventory to the trust at the Company's cost. The Company's agreement with the trust requires it to repurchase such inventory at cost when needed and reimburse the trust for expenses incurred to finance the gas inventory. The trust finances such purchases of inventory by borrowing under a bank line of credit with a maximum borrowing commitment of $30 million that is complementary to and on similar terms as the Company's bank line of credit described above. The DPU has approved the inventory trust arrangement and has permitted the cost of such gas inventory, including fees and financing costs, to be recovered through the Company's CGAC. During 1996, 1995 and 1994 approximately $500,000, $662,000 and $504,000, respectively, of interest  costs were incurred by the trust.

Note F:  Lease Obligations

     The Company leases certain facilities and equipment used in its operations. In accordance with accounting for regulated public utilities, the Company has capitalized certain of these leases and reflects lease payments as rental expense in the periods to which they relate. This capitalization has no impact on the Company's net income.

     Assets held under capital leases amounted to approximately $7,685,000 and $7,291,000 at December 31, 1996 and 1995,
respectively. Accumulated amortization on assets held under capital leases amounted to approximately $5,874,000 and $5,038,000 at December 31, 1996 and 1995, respectively.

     The most significant agreements which meet the criteria for capital lease classification are a lease which expires in 1998 for a liquefied natural gas storage tank in South Yarmouth,
Massachusetts and a lease which expires in 2002 for office facilities in Lowell, Massachusetts. Both leases have fair market renewal options at the end of their initial terms.

     Total rental expense for the years 1996, 1995 and 1994 approximated $1,493,000, $1,429,000 and $2,049,000, respectively.
At December 31, 1996, the future minimum payments (including interest) under the Company's lease agreements are: $881,000 in 1997; $737,000 in 1998; $420,000 in 1999; $300,000 in 2000;
$255,000 in 2001; and $100,000 thereafter.

Note G:  Employee Benefit Plans

Savings Plan - The Company sponsors an employee 401(k) Savings Plan. The Company's matching contribution, exclusive of plan administration costs, was $570,000, $459,000 and $387,000 for 1996, 1995 and 1994 respectively.

Pension  Plans  -  The Company and its subsidiaries  have  various
defined   benefit   pension  plans  covering   substantially   all
employees.

Net   periodic   pension  cost  is  comprised  of  the   following
components:
                                      Year Ended December 31,
(In Thousands)                         1996        1995        1994

Benefits earned during the period      $1,036       $836      $1,195
Interest cost on projected
  benefit obligation                    3,267      3,279       2,803
Actual return on plan assets           (4,710)    (5,515)         77
Net amortization and deferral           1,882      2,757      (2,657)
Net periodic pension cost              $1,475     $1,357      $1,418

Assumptions used in actuarial calculations were as follows:

					  Year Ended December 31,
                                       1996       1995         1994

Weighted average discount rate         7.75%      7.50%        8.50%
Future compensation increases          4.00%      4.00%        5.00%
Expected long-term rate of
  return on assets                     9.00%      9.00%        9.00%

The funded status of the plans at December 31, 1996 and 1995 is as follows:
                            1996                       1995
                     Assets  Accumulated        Assets   Accumulated
                     Exceed     Benefits        Exceed      Benefits
                Accumulated       Exceed   Accumulated        Exceed
(In Thousands)     Benefits       Assets      Benefits        Assets

Projected benefit
obligations:

Vested           $(28,612)      $(10,381)      $(28,993)    $(10,388)
Nonvested            (703)          (956)          (628)        (869)
Accumulated       (29,315)       (11,337)       (29,621)     (11,257)

Due to recognition
of future salary
  increases        (4,248)          (116)        (4,173)         (88)

  Total           (33,563)       (11,453)       (33,794)     (11,345)

Plan assets at
  fair value       33,743          7,715         31,168        6,420
  Projected benefit
  obligation:

Less than (in         180          (3,738)       (2,626)      (4,925)
  excess of)
  plan assets

Unrecognized net     (457)            188         1,758        1,232
  (gain) loss

Unrecognized        1,398           2,020         1,572        1,247
  transition amount

Unrecognized prior    487           1,064           347        1,493
  service cost

Additional liability   -           (3,157)           -        (3,885)
  accrued

Prepaid (accrued)  $1,608         $(3,623)       $1,051      $(4,838)
  pension costs

     Assets of the employee benefit plans are invested in domestic and international equities, medium-term domestic fixed income securities, international fixed income securities, real estate and other short-term debt instruments.

     Additional benefits upon retirement were given to 47 employees who accepted the voluntary early retirement program in 1994. The additional cost of $2,537,000 as a result of this program was recorded as a restructuring charge in the fourth quarter of 1994.

Postretirement Life and Health Benefit Plan - The Company sponsors a postretirement benefit plan that covers substantially all employees. The plan provides medical, dental and life insurance benefits. The plan is contributory for retirees, with respect to postretirement medical and dental benefits; the plan is noncontributory with respect to life insurance benefits.

     During  1993,  the  Company adopted Statement  of  Financial
Accounting Standards No. 106 "Employers" Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). Prior to 1993, expense was recognized when benefits were paid. In accordance with SFAS 106, the Company began recording the cost for this plan on an accrual basis in 1993. The Company amortizes the transition obligation over a twenty-year period. The Company's cost under this plan for 1996, 1995 and 1994 was $502,000, $672,000 and $694,000 respectively. A regulatory asset of $431,000 was recorded in 1993 representing the excess of postretirement benefits on the accrual basis over the paid amounts for the period of January 1, 1993 until November 1, 1993, the effective date of the DPU's approval of the Company's new rates. Currently, the DPU allows Massachusetts utilities to recover the tax deductible portion of these postretirement benefits.

     Beginning in 1990, the Company has funded a portion of these costs through the combination of a trust under Section 501(c)(9) of the Internal Revenue Code and separate accounts of the trust under Section 401(h) of the Internal Revenue Code.

     The following table sets forth the plan's funded status reconciled with the amounts recognized in the Company's financial statements at December 31, 1996 and 1995:

(In Thousands)                       1996                    1995

Accumulated postretirement
benefit obligation:
Retirees                         $(3,957)                 $(3,816)
Fully eligible active plan
  participants                    (1,033)                  (1,047)
Other active plan
  participants                    (1,239)                  (1,275)
   Total                          (6,229)                  (6,138)
Plan assets at fair value          4,563                    4,102

Accumulated postretirement
  benefit obligation
  in excess of plan assets:       (1,666)                  (2,036)

Unrecognized net (gain) from      (1,339)                  (1,310)
  past experience different from
  that assumed and from changes
  in assumptions

Unrecognized transition            4,315                    4,584
  obligation

Prepaid postretirement benefit    $1,310                   $1,238
  cost

Net periodic postretirement benefit cost included the following components:

                                         Year Ended December 31,
(In Thousands)                         1996       1995         1994

Service cost - benefits
  attributable to service              $137       $145         $202
  during the period
Interest cost on accumulated            461        505          455
  postretirement
  benefit obligation
Actual return on plan assets           (507)      (639)         143
Net amortization and deferral           410        661         (106)
Net periodic postretirement            $501       $672         $694
  benefit cost

      For measurement purposes, a 6.5% (4.5% for dental costs) annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; the rate of increase for medical costs was assumed to decrease gradually from 6.5% to 4.5% in 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December
31, 1996 by $755,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost for the year then ended by $71,000.

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75%, 7.5% and 8.5% for 1996, 1995 and 1994, respectively. The expected long-term rate of return on plan assets was 9% for assets in the Section 401(h) accounts and, after estimated taxes, was 6% for assets in the Section 501(c)(9) trust for all years presented.

Note H:  Other Commitments

Long-Term Obligations - The Company has contracts, which expire at various dates through the year 2013, for the acquisition of gas supplies and the storage and delivery of natural gas stored underground. The contracts contain minimum payment provisions which correspond to gas purchases that, in the opinion of management, are not in excess of the Company's requirements.

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

     Pipelines are expected to be allowed to recover prudently incurred transition costs from customers such as the Company, primarily through a demand charge, after approval by FERC. The Company's additional transition cost liabilities are estimated to range from $4,500,000 to $6,500,000. The Company is recovering these costs from its customers, as approved by the DPU in October 1994. As of December 31, 1996, the Company has recorded on the balance sheet a long-term liability of $4,500,000 ("Accrued Transition Costs") and, based upon rate recovery, has recorded a regulatory asset of $4,500,000 ("Unrecovered Transition Costs Accrued"). Actual transition costs to be incurred depends on various factors, and therefore future costs may differ from the amounts discussed above.

Note I:  Contingencies

     Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DPU ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1996, the Company had incurred environmental response costs of $11,156,000 of which $7,148,000 has been recovered from customers to date. The Company expects to continue incurring costs arising from these environmental matters.

     As of December 31, 1996, the Company has recorded on the balance sheet a long-term liability of $1,183,000 and, based upon rate recovery, has recorded a corresponding regulatory asset. This amount represents estimated future response costs for these sites based on the Company's preferred methods of remediation. Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.


Note J:  Quarterly Financial Data (Unaudited)

(In Thousands Except Per Share Amounts)
                                               Income
                           Utility            (Loss)Per    Dividends
                          Operating     Net    Average     Paid Per
                Operating  Income      Income  Common       Common
Quarter Ended   Revenues   (Loss)      (Loss)   Share        Share
1996

December 31      $53,869    $9,236     $7,035    $.83       $.325
September 30      15,245    (2,566)    (3,580)   (.42)       .325
June 30           24,237      (689)    (2,205)   (.26)       .325
March 31          77,578    16,213     15,228    1.82        .320
1995
December 31      $56,625   $10,283     $8,530   $1.02       $.320
September 30      14,911    (2,251)    (3,932)   (.47)       .320
June 30           22,760      (925)    (3,283)   (.40)       .320
March 31          70,353    14,467     12,449    1.51        .315

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

Note K:  Restructuring Charge

     In the fourth quarter of 1994, the Company recorded a restructuring charge of $3,185,000 ($1,965,000 after-tax or $.24 per share). This amount includes $2,537,000 for the cost of a voluntary early retirement program which was accepted by 47 employees and $648,000 for costs accrued by the Company in connection with the closure of two retail appliance stores.

Note L:  Subsequent Event

     In January 1997, the Company executed definitive agreements with Cabot LNG Corporation (Cabot) to (1) sell a 50% interest in Transgas for $7,000,000 as part of a joint venture and (2) form a separate joint venture owned 50/50 which will lease Colonial's LNG storage tank and related equipment. These joint ventures combine the LNG trucking and storage capabilities of Colonial with the marketing and storage capabilities of Cabot, and are expected to expand the overall utilization of LNG. Completion of the sale of the Transgas interest and implementation of the LNG storage joint venture is subject to certain regulatory approvals. Colonial will recognize a one-time gain, net of taxes, of approximately $.35 per share at the time of the sale, expected to occur in the first half of 1997.

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of Colonial Gas Company

     We have audited the accompanying consolidated balance sheets of Colonial Gas Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows, and common equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financialstatements referred to above present fairly, in all material respects, the consolidated financial position of Colonial Gas Company and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP
Boston, Massachusetts
January 13, 1997

                       REPORT OF MANAGEMENT

To the Shareholders of Colonial Gas Company

     Management is responsible for the preparation and integrity of the Company's financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles as applied to regulated public utilities and necessarily include some amounts that are based on management's best estimates and judgment.

The Company maintains a system of internal accounting and administrative controls and an ongoing program of internal audits that management believes provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. The Company's financial statements have been audited by the independent public accounting firm, Grant Thornton LLP, who also conducts a review of internal controls to the extent required by generally accepted auditing standards.

     The Audit Committee of the Board of Directors, composed solely of outside directors, meets with management, internal auditors and Grant Thornton LLP to review planned audit scope and results and to discuss other matters affecting internal accounting controls and financial reporting. The independent accountants and internal auditors have direct access to the Audit Committee and periodically meet with its members without management representatives present.


F. L. Putnam, III             		Nickolas Stavropoulos
President and Chief Executive Officer   Executive Vice President-
					Finance, Marketing and
                              		Chief Financial Officer

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                       RESULTS OF OPERATIONS

                       RESULTS OF OPERATIONS

Net Income and Dividends

     Net income and income per average common share were $16,478,000 ($1.95), $13,764,000 ($1.66) and $11,009,000 ($1.36) for the three years ended December 31, 1996, 1995, and 1994, respectively. Before a restructuring charge of $1,965,000 after-tax or $.24 per share, 1994 net income and income per average common share were $12,974,000 ($1.60).

     Net income was favorably impacted by colder than 20-year average temperatures in 1996, 1995 and 1994. This is summarized as follows:

                                       1996       1995         1994

Percent colder than
  20-year average                      3.0%       2.3%         5.0%

Percent colder (warmer)
  than prior year                      0.7%      (2.5)%       (1.3)%

     Other items which had an impact on net income are discussed in the following sections.

     Dividends paid per common share were $1.295 in 1996, $1.275 in 1995 and $1.255 in 1994. The Company has paid dividends for 60 consecutive years, and has increased dividends each year for the past 17 years.

Operating Revenues

     Operating revenues were $170,929,000 in 1996, $164,649,000 in 1995 and $166,259,000 in 1994. Operating revenues are impacted by the volumes of gas sold and transported, changes in base rates as approved by the Massachusetts Department of Public Utilities (DPU), and the pass-through of gas costs to customers via a cost of gas adjustment clause (CGAC).

     The volumes of gas sold are affected by fluctuations in weather and the number of customers being served. Firm sales customers increased by 13,235 over the last three years from 132,187 in December 1993 to 145,422 in December 1996, an increase of 10%, which has added to firm sales volume. The chart below summarizes volumes of gas sold and transported and number of firm sales customers:

                                       1996       1995         1994
(In MMcf)

Gas sold
Firm                                  19,563      18,560      18,716
Non-Firm                                 648       1,148         729
Gas transported
Firm                                   3,918       2,537       6,090
Non-Firm                               2,671       3,224       4,185
Total gas sold and transported        26,800      25,469      29,720
  (In MMcf)
Firm Sales Customers                 145,422     141,359     136,636


     Operating revenues increased $6,280,000, or 3.8% from 1995 to 1996. This increase resulted from weather that was 0.7% colder than last year and customer growth of 2.9%.

     Operating revenues decreased $1,610,000, or 1.0%, from 1994 to 1995. This decrease resulted primarily from weather that was 2.5% warmer than the prior year (although 2.3% colder than the 20-year average) partially offset by a growing customer base and additional revenue of $1,120,000 resulting from regulatory approval to recover lost margins and financial incentives associated with the Company's residential conservation programs.

Cost of Gas Sold

     Average cost of gas sold per Mcf was $4.29 in 1996, $4.22 in 1995 and $4.48 in 1994. Cost of gas sold is based upon the sales volumes, the price and mix of gas purchased and used to satisfy demand, and profits on non-firm sales and transportation, which flow back to firm sales customers as a credit through the CGAC.

     The Company distributes natural gas purchased under long-term contracts as well as gas purchased on the spot market. The following table summarizes the sources of gas purchased by the
Company:

(In MMcf)                             1996        1995        1994

Gas purchased
Pipeline                              15,115      14,659      14,392
Underground storage                    3,346       3,270       3,112
LNG/Other                              2,596       2,426       2,390
Total gas purchased                   21,057      20,355      19,894

     Underground storage consists primarily of spot gas purchased and injected into storage during the summer and fall for use during the following winter.

Operating Expenses

     Operations expense was $31,383,000 in 1996, an increase of $74,000 or 0.2%, from 1995, and $31,309,000 in 1995, a decrease of
$1,695,000, or 5.1%, from 1994. In 1996, the Company was able to maintain operations expense at prior years level. The decrease in 1995 was primarily due to less payroll and related benefits as a result of the early retirement program and cost saving initiatives resulting from the Company's self-examination in 1994. Maintenance expense increased $75,000, or 1.7%, in 1996 from 1995 and decreased $673,000, or 13.3%, in 1995 from 1994. The decrease in 1995 was primarily due to cost saving initiatives.

     Depreciation and amortization expense increased 9.8% or $1,003,000 in 1996 and 10.7% or $990,000 in 1995. The increases in 1996 and 1995 were due to an increase in utility property.

     Local property and other taxes increased 4.3% in 1996 from 1995 and 4.6% in 1995 from 1994. The increases in 1996 and 1995 were due to higher property taxes and additional property subject to property taxes.

     A restructuring charge of $3,185,000 ($1,965,000 after-tax or $.24 per share) was recorded during the fourth quarter of 1994. This amount includes $2,537,000 for the cost of a voluntary early retirement program which was accepted by 47 employees and $648,000 for costs accrued by the Company in connection with the closure of two retail appliance stores.

Income Taxes

     Total Federal income and state franchise taxes increased 8.7% or $729,000 in 1996 as a result of a higher level of income. Total
Federal income and state franchise taxes increased 42.5% or $2,495,000 in 1995 as a result of more income.

Other Operating Income (Expense)

     Other operating income (expense), net of income taxes was $2,236,000 in 1996, $596,000 in 1995 and $1,336,000 in 1994. Other operating income primarily includes the results of the Company's wholly-owned energy trucking subsidiary (Transgas). Also included are heating and water heating equipment sales and installations. As discussed previously, the Company's retail appliance sales operation was discontinued as of December 31, 1994.

     Transgas' 1996 financial results were driven by a 68% increase in liquefied natural gas (LNG) hauls leading to a $3,455,000 increase in trucking revenue and a $1,422,000 increase in truck transportation net income. This increase in demand of truck transportation of LNG occurred for most of the year and was primarily due to the colder than normal weather in the fourth quarter of 1995 and the first quarter of 1996.

     Transgas' 1994 financial results were driven by extremely cold weather in the first quarter of 1994 which generated a significant increase in demand for the truck transportation of liquefied natural gas (LNG) and propane throughout the first three quarters of 1994.

     Factors affecting the future financial results of Transgas, in addition to the impact of weather variations, include the amount of LNG used by local distribution companies throughout the northeast United States to satisfy requirements of their customers; the price of domestic and Canadian natural gas compared to imported LNG; the continued availability of imported LNG; and the level of construction and major maintenance projects of interstate pipeline companies which drives the demand for portable pipeline services.

     As discussed in "LNG Joint Ventures", the Company has agreed to sell a 50% interest in Transgas. Effective upon such sale, the Company will be recognizing 50% of the net income of Transgas on an equity basis.

Non-Operating Income

     Non-operating income, net of income taxes, was $757,000 in 1996, $864,000 in 1995 and $565,000 in 1994. Non-operating income includes interest income and miscellaneous other income.

Interest and Debt Expense

     Interest and debt expense decreased $561,000 or 6.1% in 1996. The decrease in 1996 was due to a decrease in interest on long-term debt resulting from the early retirement of higher interest debt in December 1995 offset by increased levels of short-term debt, although at lower short-term interest rates. Interest and debt expense increased 10.2% in 1995 from 1994. The increase in 1995 was due to increased levels of short-term debt and higher short-term interest rates partially offset by a decrease in interest on long-term debt.

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

Regulatory Matters

     Environmental response costs, transition costs and demand side management (DSM) program costs are recovered through the CGAC, as approved by the DPU. The environmental response costs recovered through the CGAC relate to the Company's former gas manufacturing operations, as described under "Environmental Matters". Transition costs relate to FERC approved pipeline charges resulting from Order
636. In addition to full recovery of the installed conservation measures, the Company is allowed to recover, under methodologies approved in 1995 for its residential DSM programs and in 1996 for its commercial and industrial programs resulting lost margins and financial incentives based on the attainment of performance goals. In 1996, the Company recorded as operating revenues $1,034,000 of lost margins and $142,000 of financial incentives associated with the residential and commercial DSM programs and in 1995, recorded as operating revenues $900,000 of lost margins and $220,000 of financial incentives.

     The Company has made only two requests for base rate increases since 1984. Its most recent request was made in 1993. In response to that request, the DPU approved a base rate increase designed to produce additional revenues of $6.7 million or 4.9% annually, effective
November 1, 1993.

     The Company's goal is to postpone the filing of a request for its next base rate increase until at least the year 2000 through cost-cutting and other measures, such as the LNG joint venture with Cabot LNG Corporation described below, while maintaining an adequate return to shareholders. Under a 1995 industry-wide ruling of the DPU, the Company will be required in its next base rate filing either to present an alternative incentive-based method of pricing or to justify continuation of the traditional cost-of-service/ rate-of-return method. The Company has reviewed alternative incentive-based pricing methods but has not yet determined what method of regulation will be of greatest benefit to its customers and shareholders.

     During 1996, the DPU ordered all Massachusetts gas companies to offer only "unbundled" gas service to interruptible and special contract customers, as a means of promoting greater competition at the city-gate. Unbundled service separates (i) the part of the service involving procuring the gas and transporting it to the city-gate (i.e. the point where the Company takes gas from the interstate pipeline into its distribution systems); and (ii) the delivery of the gas to the customer's facility through the local distribution system. The Company had previously offered both bundled and unbundled service to interruptible and special contract customers.

     Since 1993, the Company also has been offering unbundled service as an alternative to its firm commercial and industrial customers.
As of December 31, 1996, 19 customers had opted for the firm transportation service, representing less than 2% of the Company's annual firm load. The Company is analyzing methods for making unbundled service viable for the greater number of firm customers, and anticipates DPU rulings containing additional unbundling guidelines in 1997.

     In its 1996 order, the DPU continued to allow Massachusetts gas companies to price interruptible services at negotiated rates based on the value of that service to the customer. Additionally, Massachusetts gas companies will now be permitted to retain 25% of the net margins earned on interruptible sales, interruptible transportation and capacity release transactions, to the extent those margins exceed thresholds based on previous activity. The Company had previously been allowed to retain 10% of capacity release revenues above an initial threshold of $2,500,000 under its 1993 base rate proceeding. The amounts retained by the Company from interruptible sales, interruptible transportation and capacity release transactions in 1996, 1995 and 1994 totaled $0, $81,000 and $32,000 respectively. All other revenues from these transactions flow back to firm sales customers through the CGAC.

Environmental Matters

     Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DPU ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1996, the Company had incurred environmental response costs of $11,156,000 of which $7,148,000 has been recovered from customers to date. The Company expects to continue incurring costs arising from these environmental matters.

     As of December 31, 1996, the Company has recorded on the balance sheet a long-term liability of $1,183,000 and, based upon rate recovery, has recorded a corresponding regulatory asset. This amount represents estimated future response costs for these sites based on the Company's preferred methods of remediation. Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.


Accounting Standards

     Impairment of Long-Lived Assets - During 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of". This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not have a material impact on the Company's financial condition or results of operations.

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

Investing Activities

     The Company invests in property, plant and equipment to improve and protect its distribution system, and to expand its system to meet customer demand. Utility capital expenditures were $26,875,000 in 1996, $24,096,000 in 1995 and $28,195,000 in 1994. The Company's
long-range plan calls for annual utility expenditures, of which over 50% is budgeted for new business, averaging $28,000,000 over the next five years as follows:


(In Thousands)          1997      1998     1999     2000     2001

Distribution          $22,900   $22,500  $23,100  $23,800  $24,700
Production              3,200       200      100      400      300
Information Systems     7,400     4,100      400      400      400
Automated Meter         1,100     1,100    1,200      300      300
Reading
General
                          200       300      300      300      300
Total Capital         $34,800   $28,200  $25,100  $25,200  $26,000
Expenditures

Financing Activities

     In September 1995, with the approval of the DPU, the Company established a medium term note (MTN) program which permits the issuance of up to $75 million of MTN's as bonds under its indenture. In 1995, the Company issued $10 million of 30-year bonds (MTA-1) with an average effective interest rate of 6.85% (6.44% during the first ten years and 7.38% in the next twenty years) and $10 million of 30-year bonds (MTA-2) with an average effective interest rate of 6.45% (6.08% during the first ten years and 6.90% in the next twenty years). Both issues of bonds can be redeemed by the holder within a 30 day period at the end of ten years. During 1996, the Company issued three separate medium term notes totaling $30 million at various rates and terms. It is anticipated that the remaining bonds under the MTN program will be issued in 1997.

     In June 1996, the Company redeemed prior to maturity the $5 million of Series CD, 8.86%, first mortgage bonds.

     The aggregate amount of maturities for the years 1997, 1998, 1999, 2000 and 2001 are $5,152,000, $10,164,000, $20,102,000, $0 and $0,
respectively.

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

     The Company has raised permanent capital during the last three years as follows:

(In Thousands)                        1996        1995        1994
Common Stock Under
  Dividend Reinvestment
  and Common Stock Purchase
  Plan and
  Employee Savings Plan               $3,277      $2,702      $4,070
Note Payable                            -            -          $741
Medium term notes under the
  first mortgage indenture           $30,000     $20,000         -

   The equity and debt components of the Company's capital structure at the end of the year is shown in the table below:

                                      1996        1995        1994

Equity                                54%          58%        56%
Long-Term Debt                        46%          42%        44%

   As of April 1996, the quarterly dividend paid on the Company's Common Stock was increased to $.325 per share or an annualized dividend rate of $1.30 per share.

LNG Joint Ventures

     In January 1997, the Company executed definitive agreements with Cabot LNG Corporation (Cabot) to (1) sell a 50% interest in Transgas for $7,000,000 as part of a joint venture and (2) form a separate joint venture owned 50/50 which will lease Colonial's LNG storage tank and related equipment. These joint ventures combine the LNG trucking and storage capabilities of Colonial with the marketing and storage capabilities of Cabot, and are expected to expand the overall utilization of LNG. Completion of the sale of the Transgas interest and implementation of the joint venture is subject to certain regulatory approvals. Colonial will recognize a one-time gain, net of taxes, of approximately $.35 per share at the time of the sale, expected to occur in the first half of 1997. The Company has agreed to sell a 50% interest in Transgas. Effective upon such sale, the Company will be recognizing 50% of the net income of Transgas on an equity basis.

                FINANCIAL AND OPERATING STATISTICS

(For the Years Ending December 31)

Operating Revenues (In Thousands)

                         1996      1995      1994      1993      1992

Residential           $108,879  $103,991  $104,812  $106,362  $91,412
Commercial and
  industrial            54,324    52,926    56,358    53,933   46,951
Firm transportation      1,843     1,294     1,210       816      585
Non-firm sales           2,985     3,745     2,429     3,613    4,860
Non-firm trans
-portation                 453       424       401       409      254
Other                    2,445     2,269     1,049     1,128      992

Total operating
  revenues            $170,929  $164,649  $166,259  $166,261 $145,054

Gas Sold (MMcf)
Residential             12,094    12,734    11,190    11,492   11,097
Commercial and
  industrial             7,469     5,826     7,526     7,443    7,445
Non-firm                   648     1,148       729     1,030    1,508

Total gas sales         20,211    19,708    19,445    19,965   20,050

Gas Transported (MMcf)
Firm                     3,918     2,537     6,090     4,163    1,997
Non-firm                 2,671     3,224     4,185     4,026    2,820

Total gas transported    6,589     5,761    10,275     8,189    4,817

Total gas sold and
transported             26,800    25,469    29,720    28,154   24,867

Gas Purchased (MMcf)
Pipeline                15,115    14,659    14,392    14,983   16,633
Underground storage      3,346     3,270     3,112     3,501    2,666
LNG - as liquid          1,067       844     1,129       907      564
LNG - as vapor           1,528     1,574     1,236       917    1,095
Propane/SNG                  1         8        25         8        9

Total gas purchased     21,057    20,355    19,894    20,316   20,967

Company use and other     (846)     (647)     (449)     (351)    (917)

Available for sale      20,211    19,708    19,445    19,965   20,050

Customers - End of period
Residential            131,286   127,419   123,077   118,918  115,115
Commercial and
  industrial            14,136    13,940    13,559    13,269   12,849
Firm transportation         19        11         8         1        1
Non-firm sales              25        27        21        21       21
Non-firm transportation      5         2         2         2        2

Total customers
  - end of period      145,471   141,399   136,667   132,211  127,988


Average Annual Mcf Sold/Customer
Residential                 96        94        96       101      103
Commercial and
  industrial               533       531       569       575      595
Average Annual Bill/Customer
Residential               $868      $858      $897      $939     $839
Commercial and
  industrial            $3,880    $3,901    $4,260    $4,167   $3,732
Average Revenue/Mcf

Residential             $9.00     $9.15     $9.37     $9.26    $8.16

Commercial and
industrial              $7.27     $7.35     $7.49     $7.25    $6.27
Residential Heating
  Customers as a
  % of all Residential
  Customers               90%       90%       90%       90%      90%
Highest Daily
  Sendout
  (Mcf)                170,984   199,275   204,896   184,303  157,567
Percent Colder
  (Warmer) than
  20-year average         3.0%      2.3%      5.0%      6.3%     3.0%


                      SELECTED FINANCIAL DATA

(For the Years Ending December 31)
(In Thousands Except Per Share Amounts)

                         1996      1995      1994      1993      1992
Balance Sheet Data:
Assets:
Utility property-net  $250,983   $235,555  $221,685  $202,713  $183,815
Non-utility property
  -net                   5,925      5,036     3,479     3,235     4,039
Capital leases-net       1,811      2,253     2,948     3,914     4,366
Current assets          67,558     61,002    65,568    67,668    71,763
Deferred charges
  and other assets      38,135     38,575    37,668    34,588    38,939

Total                 $364,412   $342,421  $331,348  $312,118  $302,922

Capitalization and Liabilities:
Capitalization:
Common equity         $113,906   $105,070   $99,175   $94,283   $87,771
Long-term debt          95,266     75,418    77,923    87,432    90,750
Total Capitalization   209,172    180,488   177,098   181,715   178,521
Capital lease obligations  930      1,359     2,237     3,149     3,591
Current liabilities     94,169    101,666    91,382    73,413    64,567
Deferred credits
  and reserves          60,141     58,908    60,631    53,841    56,243

Total                 $364,412   $342,421  $331,348  $312,118  $302,922

Income Statement Data:
Operating revenues    $170,929   $164,649  $166,259  $166,261  $145,054
Cost of gas sold       (87,188)   (83,631)  (87,458)  (90,915)  (75,143)
Operating margin        83,741     81,018    78,801    75,346    69,911
Operating expenses
(including income
  taxes)               (61,547)   (59,444)  (61,284)  (56,456)  (52,760)
Utility operating
  income                22,194     21,574    17,517    18,890    17,151
Other income-net
  of income taxes        2,993      1,460     1,901     1,273       958
Interest and debt
  expense               (8,709)    (9,270)   (8,409)   (8,141)   (7,466)
Accounting change          -         -         -        -          -
Net income             $16,478    $13,764   $11,009   $12,022   $10,643


Capitalization Ratios:
Common equity              54%       58%       56%       52%       49%
Long-term debt             46%       42%       44%       48%       51%

Common Stock Data:
Average shares
  outstanding            8,432      8,294     8,119     7,931     7,728
Income per share        $1.95      $1.66     $1.36(a)  $1.52     $1.38

Dividends paid per share:
Common Stock            $1.295     $1.275    $1.255    $1.235    $1.213
Class A Common Stock      -           -         -        -          -
Per weighted average
  common share          $1.295     $1.275    $1.255    $1.235    $1.213
Dividend payout rate      66%         77%       92%       81%       88%
Book value per share   $13.37     $12.56    $12.05    $11.74    $11.19
Dividends as a percent
  of book value           10%        10%       10%       11%       11%
Market price per share $21.25     $20.25    $19.25    $22.50    $21.25
Market price as a percent
  of book value          159%       161%      160%      192%      190%

Return on average
  common equity         15.1%      13.5%     11.4%     13.2%     12.5%

(a) 1994 is after a restructuring charge of $.24 per share.
(b) 1988 includes the cumulative effect of an accounting change of $.33 per share.

                      SHAREHOLDER INFORMATION

Corporate Headquaters
Colonial Gas Company
40 Market Street
P. O. Box 3064
Lowell, MA 01853-3064
(508) 322-3000
FAX: (508) 459-2314

Stock Listing

     The Company's Common Stock trades on the Nasdaq Stock Market under the symbol: CGES. Stock trading activity is reported in financial publications under the abbreviation of ColGas or ClnGas.

Annual Meeting

     The Annual Meeting of Stockholders will be held on April 16, 1997 at 10:00 A.M. at The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts.

Annual Report - Form 10-K

     A copy of the Company's 1996 Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be sent free of charge to any shareholder who contacts the Investor Relations
Department at the corporate headquarters address above.

Transfer Agent:

The First National Bank of
Boston
c/o Boston EquiServe, L.P.
P. O. Box 644
Mail Stop: 45-02-64
Boston, MA  02102-0644
(800) 736-3001
(617) 575-3100

Independent Certified Public
Accountants:

Grant Thornton LLP
98 North Washington Street
Boston, MA  02114
(617) 723-7900

Corporate Counsel:

Palmer & Dodge LLP
One Beacon Street
Boston, MA 02108
(617) 573-0100

Dividends

     The Company has paid dividends on Common Stock for 60 consecutive years and has increased dividends each year for the past 17 years. Common Stock dividends are payable when declared by the Board of Directors.

Anticipated Record Date			Anticipated Payment Date
  February 28, 1997			  March 14, 1997
  May 30, 1997				  June 13, 1997
  August 29, 1997 			  September 15, 1997
  December 1, 1997			  December 15, 1997

Dividend Reinvestment Plan

    The Company's Dividend Reinvestment and Common Stock Purchase Plan
(DRIP) provides shareholders of record with an economical and convenient method of purchasing additional shares of the Company's Common Stock without paying any brokerage fees.

     Participants in the plan may elect to purchase additional Colonial shares at a 5% discount from the market price by reinvesting all or a portion of their dividends with no brokerage fees. Participants in the plan may also make optional cash purchases of Common Stock at the market price in amounts ranging from a minimum of $10 to a maximum of $5,000 per calender quater, with no brokerage fees.

     Features of the plan at no charge to shareholders include:
	- Direct deposit of dividends by electronic deposit
	- Automatic monthly investments by electronic funds transfer
	- Safekeeping of stock certificates

     Additional information describing the plan, including a prospectus and enrollment information, can be obtained by contracting the Company's Transfer Agent or Investor Relations Department.

Investment Dates

     The investment date for optional cash investments under the DRIP will be the fifteenth day of each month or, if that day is not a business day, the preceeding business day. Optional cash investments must be receiced by the Company's Transfer Agent five business days before the investment date. The dates below will help you plan for any optional cash investments during 1997.

Date Investment Must Be 			Investment
Received By Transfer Agent			Dates

April 8						April 15
May 8						May 15
June 6						June 13
July 8						July 15
August 8					August 15
September 8					September 15
October 7					October 15
November 7					November 14
December 8					December 15

                     SHAREHOLDER INFORMATION

Market Prices and Dividends

     The following table reflects the high and low sales prices as reported by the Nasdaq Stock Market, for shares of the Company's Common Stock for 1996 and 1995, and the quarterly dividends paid per share.

                           Sales Prices          Dividends
                        High         Low         Paid per Share
_________________________________________________________________

1996                         __________________________________

The Year               $24.25       $20.00          $1.295
4th Quarter             24.00        21.25            .325
3rd Quarter             24.25        20.25            .325
2nd Quarter             24.25        20.00            .325
1st Quarter             24.00        20.25            .320


1995                         __________________________________

The Year               $21.50       $18.00          $1.275
4th Quarter             21.50        19.50            .320
3rd Quarter             20.75        18.75            .320
2nd Quarter             21.25        18.00            .320
1st Quarter             21.25        18.25            .315


_________________________________________________________________

Shareholders and Record Holders

     At December 31, 1996, there were approximately 15,000
shareholders of the Company's Common Stock, including 5,361 shareholders of record.

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

                     [END OF EXHIBIT 13a]