Form 10-K, Exhibit 13
period 1997-12-31
COLONIAL GAS CO
filed 1998-03-13
CIK 60653

[EXHIBIT 13a TO COLONIAL GAS COMPANY
              10-K FOR YEAR ENDED DECEMBER 31, 1997]


CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts) Year Ended December 31,
                                        1997     1996    1995

Operating Revenues                   $187,140 $169,878 $163,668
Cost of gas sold                      102,455   87,188   83,631
  Operating Margin                     84,685   82,690   80,037
Operating Expenses:
  Operations                           30,044   30,372   30,410
  Maintenance                           4,503    4,476    4,401
  Depreciation and amortization        12,049   11,228   10,225
  Local property taxes                  3,139    3,189    3,020
  Other taxes                           2,122    2,183    2,130
   Total Operating Expenses            51,857   51,448   50,186
Income Taxes:
  Federal income tax                    8,264    7,001    6,879
  State franchise tax                   1,708    2,087    1,447
   Total Income Taxes                   9,972    9,088    8,326
Utility Operating Income               22,856   22,154   21,525
Other Operating Income (Expense):
  Energy Trucking revenues              5,529   11,031    7,576
  Energy Trucking expenses, including
   income taxes and interest           (5,202)  (9,005)  (6,972)
   Energy Trucking Net Income             327    2,026      604
  Other, net of income taxes              318      250       41
   Total Other Operating Income           645    2,276      645
Non-Operating Income, Net of Income Taxes 573      757      864
Income Before Interest and
   Debt Expense                        24,074   25,187   23,034
Interest and Debt Expense               8,034    8,709    9,270
Net Income                            $16,040  $16,478  $13,764

Average Common Shares Outstanding       8,598    8,432    8,294

Income per Average Common Share         $1.87    $1.95    $1.66



The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

Assets                                    December 31,
(In Thousands)                          1997     1996
Utility Property:
  At original cost                   $362,742  $333,319
  Accumulated depreciation            (88,210)  (82,336)
  Net Utility Property                274,532   250,983
Non-Utility Property - Net              7,312     5,925
  Net Property                        281,844   256,908

Capital Leases - Net                    2,630     1,811

Current Assets:
Cash and cash equivalents                 259     3,541
Accounts receivable                    21,788    17,719
  Allowance for doubtful accounts      (3,203)   (2,715)
Accrued utility revenues                7,417     6,333
Unbilled gas costs                     19,266    19,238
Fuel inventory - at average cost       12,959    11,958
Materials and supplies -
   at average cost                      2,950     2,891
Prepayments and other current assets    6,531     8,593

  Total Current Assets                 67,967    67,558

Deferred Charges and Other Assets:
Unrecovered deferred income taxes       9,014     9,774
Unrecovered demand side management
  costs                                 8,273     7,075
Unrecovered environmental costs
   incurred                             3,833     4,011
Unrecovered environmental costs accrued   707     1,183
Unrecovered pension costs               3,455     3,135
Unrecovered transition costs accrued    2,800     4,500
Excess cost of investments over
   net assets acquired                  2,798     2,798
Other                                   5,670     5,659
  Total Deferred Charges and
   Other Assets                        36,550    38,135
Total Assets                         $388,991  $364,412

CONSOLIDATED BALANCE SHEETS

Capitalization and Liabilities            December 31,
(In Thousands)                          1997      1996
Capitalization:
Common Equity:
Common Stock                         $ 28,932   $28,366
Premium on Common Stock                57,277    54,221
Retained earnings                      35,923    31,319
     Total Common Equity              122,132   113,906
Long-Term Debt                        100,102    95,266
     Total Capitalization             222,234   209,172
Capital Lease Obligations               1,617       930

Current Liabilities:
Current maturities of long-term debt   10,164     5,152
Current capital lease obligations       1,013       881
Notes payable                          49,400    50,400
Gas inventory purchase obligations     14,895    13,039
Accounts payable                       15,674    14,544
Accrued interest                        2,375     1,815
Current deferred income taxes           3,654     5,090
Other current liabilities               5,333     3,248
     Total Current Liabilities        102,508    94,169

Deferred Credits and Reserves:
Deferred income taxes - Funded         41,443    35,886
Deferred income taxes - Unfunded        9,014     9,774
Accrued environmental costs               707     1,183
Accrued transition costs                2,800     4,500
Unamortized investment tax credits      3,372     3,672
Pension reserve                         4,507     4,174
Other deferred credits and reserves       789       952
     Total Deferred Credits and
        Reserves                       62,632    60,141
Total Capitalization and Liabilities $388,991  $364,412


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       Year Ended December 31,
(In Thousands)                          1997    1996     1995
Cash Flows From Operating Activities:
Net Income                            $16,040  $16,478  $13,764
Adjustments to reconcile net income
   to net cash:
  Depreciation and amortization        13,334   12,361   11,211
  Deferred income taxes                 3,208    7,968    1,159
  Amortization of investment tax
     credits                             (300)    (268)    (275)
  Provision for uncollectible accounts  1,955    2,146    1,829
  Other, net                              109      171      973
                                       34,346   38,856   28,661

Changes in current assets and liabilities:
  Accounts receivable and accrued
     utility revenues                  (6,620)   2,305   (9,293)
  Unbilled gas costs                      (28)  (9,550)   2,490
  Fuel inventory                       (1,001)  (1,442)   2,443
  Prepayments and other current assets  2,003   (4,015)   5,612
  Accounts payable                      1,130    2,394    2,515
  Other current liabilities             2,645   (2,929)    (920)
Net Cash Provided by Operating
   Activities                          32,475   25,619   31,508
Cash Flows From Investing Activities:
 Utility capital expenditures         (35,788) (26,875) (24,096)
 Non-utility capital expenditures      (1,888)  (1,367)  (1,974)
 Change in deferred accounts             (842)  (1,502)  (2,077)
Net Cash Used in Investing Activities (38,518) (29,744) (28,147) Cash Flows From Financing Activities:
 Dividends paid on Common Stock       (11,435) (10,919) (10,571)
 Issuance of Common Stock               3,622    3,277    2,702
 Issuance of long-term debt, net
    of issuance costs                  14,870   29,787   19,685
 Retirement of long-term debt,
    including premiums                 (5,152) (11,284) (27,477)
 Change in notes payable               (1,000) (11,435)  12,335
 Change in gas inventory
    purchase obligations                1,856      699   (1,520)
Net Cash Provided by (Used in)
Financing Activities                    2,761      125   (4,846)
Net Decrease in Cash and Cash
   Equivalents                         (3,282)  (4,000)  (1,485)
Cash and Cash Equivalents at
   Beginning of Year                    3,541    7,541    9,026
Cash and Cash Equivalents at
   End of Year                          $ 259  $ 3,541  $ 7,541
Supplemental Disclosures of Cash
   Flow Information:
Cash paid during the year for:
Interest - net of amount capitalized  $ 9,465   $9,149  $ 9,867
Income and state franchise taxes      $ 7,509   $8,489  $ 3,444

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMMON EQUITY

                                         Year ended December 31,
(In Thousands Except Per Share Amounts)   1997    1996    1995

Common Stock
  $3.33 par value; authorized 15,000
  shares; outstanding, 8,688 in 1997,
  8,518 in 1996, and 8,367 in 1995
  Beginning of year                     $28,366  $27,863  $27,397
   Issuance of Common Stock through
     Dividend Reinvestment and Common
      Stock Purchase Plan and
      Employee savings plan (170 shares
      in 1997, 151 shares in 1996
      and 140 shares in 1995)               566      503      466

  End of year                           $28,932  $28,366  $27,863

Premium on Common Stock
  Beginning of year                     $54,221  $51,447  $49,211
   Issuance of Common Stock through
     Dividend Reinvestment and Common
      Stock Purchase Plan and
      Employee savings plan               3,056    2,774    2,236

  End of year                           $57,277  $54,221  $51,447

Retained Earnings
  Beginning of year                     $31,319  $25,760  $22,567
   Net income                            16,040   16,478   13,764
   Cash dividends on Common
      Stock ($1.33 a share in
      1997, $1.295 a share in
      1996 and $1.275 a share
      in 1995)                          (11,435) (10,919) (10,571)

  End of year                           $35,923  $31,319  $25,760

      Total Common Equity              $122,132 $113,906 $105,070


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A:  Summary of Significant Accounting Policies

Nature of Operations - Colonial Gas Company, a Massachusetts corporation formed in 1849, is primarily a regulated natural gas distribution utility. The Company serves over 151,000 utility customers in 24 municipalities located northwest of Boston and on Cape Cod. Through its subsidiary, Transgas Inc., the Company also provides over-the-road transportation of liquefied natural gas, propane, and other commodities.

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

Utility Regulation - The Company's utility operations are subject to regulation by the Massachusetts Department of Telecommunications & Energy ("DTE"), formerly known as the Massachusetts Department of Public Utilities, with respect to rates charged for natural gas sales and transportation, among other things. The Company's policies conform with generally accepted accounting principles, as applied to regulated public utilities.

Utility Property and Non-Utility Property - Utility property and non-utility property are stated at original cost, including labor, materials, taxes and overheads. The amount of interest capitalized as a component of construction overheads amounted to $594,000, $437,000, and $568,000 in 1997, 1996 and 1995, respectively.

      The original cost of depreciable utility property retired, together with the cost of removal, net of salvage, is charged to accumulated depreciation. Depreciation applicable to the Company's utility property in service is calculated in accordance with depreciation rates as approved by the DTE. A composite depreciation rate of approximately 3.8% is applied to the utility property balance at the beginning of each year. Depreciation on non-utility property is computed by various methods.

Operating Revenues - Operating revenues are accrued based upon the amount of gas delivered to utility customers through the end of the accounting period. Accrued utility revenues of $7,417,000 and $6,333,000, as reported in the Consolidated Balance Sheets at December 31, 1997 and 1996, respectively, represent the accrual of unbilled operating revenues net of related gas costs. The Company's policy is to record lost margins and financial incentives relating to the Company's demand side management ("DSM") programs as revenue when earned by the Company and approved by the DTE.

Unbilled Gas Costs - The Company charges or credits its utility customers for increases or decreases in gas costs from those reflected in its base tariffs by applying a cost of gas adjustment clause ("CGAC"). In accordance with the CGAC, any under or over recoveries of gas costs are charged or credited to the unbilled gas cost account and recorded as a current asset or liability. Such under or over recoveries are collected or refunded, with interest accrued at the prime rate, in subsequent periods.

Pipeline Refunds Due Customers - The Company periodically receives refunds from interstate pipeline companies related to rate adjustments ordered by the Federal Energy Regulatory Commission ("FERC"). Refunds are returned to utility customers under methods approved by the DTE.

Excess Cost of Investments over Net Assets Acquired - This asset arose principally from the pre-1971 acquisitions of utility operations. No amortization has been provided since, in the opinion of management, there has been no diminution in value of the applicable investments.

Income  Taxes - The Company records deferred income taxes for  the income tax effect of the difference between book and tax depreciation and all other temporary book and tax differences, in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). Unamortized investment tax credits, which were allowed under Federal income tax laws prior to 1987, have been deferred and are being amortized as a credit to income tax expense over the estimated service lives of the corresponding assets.

Interest and Debt Expense - Interest and debt expense includes interest on long-term debt, interest on short-term notes payable and regulatory interest. As approved by the DTE, regulatory interest is interest income credited on regulatory assets or interest expense charged on regulatory liabilities.

Pension Plans - The Company and its subsidiaries have defined benefit pension plans covering substantially all employees. These include two qualified union plans, one qualified plan for non-union employees, and various unqualified individual retirement agreements covering certain key employees and retirees. The Company's funding policy for the qualified plans is to contribute annually an amount at least equal to the normal cost plus a 30-year amortization of the unfunded actuarially calculated accrued liability.

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

      The carrying amount of cash and cash equivalents and short-term debt approximates fair value. The fair value of long-term debt is estimated based on the rates available to the Company at the end of each respective year for debt of the same remaining maturities. The carrying amount of long-term debt (including current maturities) was $110,266,000 and $100,418,000 as of December 31, 1997 and 1996, respectively. The fair value of long-term debt was $115,700,000 and $102,000,000 as of December 31, 1997 and 1996,
respectively.

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

Note B:  Federal Income Tax

The Company records deferred income taxes for the income tax effect of the difference between book and tax depreciation and all other temporary book and tax differences, in accordance with SFAS
109. Prior to October 1981 as approved by the DTE, the Company did not record deferred income taxes but rather "flowed through" tax benefits to utility customers. At December 31, 1997, the Company has a liability of $9,014,000 on the Consolidated Balance Sheet as Deferred Income Taxes - Unfunded and a corresponding unrecovered deferred asset. The liability represents the tax effect of pre-1981 timing differences for which deferred income taxes had not been provided and was increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The Company is recovering these unfunded deferred taxes from utility customers over the remaining book life of utility property.

     Federal income tax expense is comprised of the following components:

                                 Year Ended December 31,
(In Thousands)                   1997     1996     1995
Charged (credited) to
   operations:
Current                        $5,188   $1,104   $6,422
Deferred:
  Accelerated depreciation      1,688    2,202    2,005
  Unbilled gas costs              (98)   2,929   (1,523)
  Demand side management costs     88      747      (32)
  Pension costs                   301      449      (38)
  Recovery of unfunded
     deferred taxes               398      398      398
  Debt expense                    (53      (53)     848
  Transition costs                 --       (1)    (871)
  Environmental Response Costs    (58)    (246)      22
  Bad debt                        889     (167)    (175)
  Miscellaneous                   221      (93)      96
Amortization of investment tax
   credits                       (300)    (268)     273
     Total                      8,264    7,001    6,879
Charged to other income           312    1,599      510
     Total Federal income
        tax expense            $8,576   $8,600   $7,389

The effective Federal income tax rate and the reasons for the difference from the statutory Federal income tax rate are as follows:

                                     1997     1996    1995

Statutory Federal income tax rate     35%      35%     35%
Increases (reductions) in taxes
   resulting from:
   Amortization of investment
   tax credits                        (1)      (1)     (1)
   Recovery of unfunded deferred
      taxes                            2        2       2
   Miscellaneous items                (1)      (2)     (1)
     Effective Federal income
       tax rate                       35%      34%     35%

Temporary differences which gave rise to the following deferred tax assets (liabilities) are:

                                 December 31,
(In Thousands)                 1997       1996
Deferred Tax Assets:
Construction contributions    $ 891    $    974
Other                           227         335
   Total deferred tax assets  1,118       1,309

Deferred Tax Liabilities:
Accelerated depreciation    (41,345)    (39,580)
Unbilled gas costs           (3,654)     (3,990)
Demand side management costs (2,765)     (2,659)
Environmental response costs (1,502)     (1,571)
Cost of removal              (3,033)     (2,792)
Other                        (2,930)     (1,467)
   Total deferred tax
   liabilities              (55,229)    (52,059)
Total deferred taxes       $(54,111)   $(50,750)

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

Note D:  Long-Term Debt

The composition of long-term debt is as follows:
                        Maturity  Put         December 31,
   (In Thousands)       Date      Date      1997       1996
First mortgage bonds:
   9.40%  Series CE     due 1997          $     -  $   5,000
   8.05%  Series CG     due 1999           20,000     20,000
   8.80%  Series CH     due 2022           25,000     25,000
   6.85%  Series MTA-1  due 2025  2005     10,000     10,000
   6.45%  Series MTA-2  due 2025  2005     10,000     10,000
   6.94%  Series MTA-3  due 2026           10,000     10,000
   6.20%  Series MTA-4  due 1998           10,000     10,000
   6.88%  Series MTA-5  due 2008           10,000     10,000
   6.81%  Series MTA-6  due 2027  2002     15,000          0
        Total                             110,000    100,000
Note payable                                  266        418
Less: Long-term debt due within one year  (10,164)    (5,152)

Total long-term debt                     $100,102    $95,266

The aggregate amount of maturities for the years 1998 through 2002
are  $10,164,000  in  1998, and $20,102,000  in  1999.   Bonds  of
$15,000,000 due in 2027 can be redeemed by the holder in 2002.

  The first mortgage bonds are collateralized by utility property. The Company's first mortgage bond indenture includes, among other provisions, limitations on the issuance of long-term debt, leases and the payment of dividends from retained earnings. The note payable is collateralized by equipment.

   The Company has a medium term note ("MTN") program which permits the issuance of up to $75 million of MTN's as bonds under its indenture of which $65 million has been issued as of December 1997. The bonds with a put date noted above can be redeemed by the holder within a 30 day period in the year indicated.

   Interest Rate Instruments: - The Company has entered into treasury rate locks in order to hedge the interest rate on long-term debt anticipated to be issued in early 1998. The treasury rate locks are for $10 million at a 10 year treasury rate of 5.88% and for $20 million at a 15 year treasury rate of 5.88%. Upon issuance of the debt, any gain or loss realized on the treasury rate locks will be amortized to interest expense over the term of the related debt.

Note E:  Short-Term Debt

In September 1997, the Company established a three-year bank line of credit of $75 million with a consortium of five banks. The bank line of credit allows the Company to borrow on a demand basis up to $75 million, less whatever amount has been borrowed through the Company's gas inventory trust (described below). The line of credit allows the Company the option to borrow under three alternative rates: based on eurodollar rate (LIBOR), prime rate, or a competitive bid option. At December 31, 1997, the credit available under the bank line of credit was $10,705,000. The weighted average interest rates for short-term debt were 6.18% and 5.87% at December 31, 1997 and 1996, respectively.

  The Company has an agreement with a single-purpose Massachusetts trust, the Company's gas inventory trust, under which the Company sells supplemental gas inventory to the trust at the Company's cost. The Company's agreement with the trust requires it to repurchase such inventory at cost when needed and reimburse the trust for expenses incurred to finance the gas inventory. The trust finances such purchases of inventory by borrowing under a bank line of credit with a maximum borrowing commitment of $30 million that is complementary to and on similar terms as the Company's bank line of credit described above. The DTE has approved the inventory trust arrangement and has permitted the cost of such gas inventory, including fees and financing costs, to be recovered through the Company's CGAC. During 1997, 1996 and 1995 approximately $564,000, $500,000 and $662,000, respectively, of interest  costs were incurred by the trust.

Note F:  Lease Obligations

The Company leases certain facilities and equipment used in its operations. In accordance with accounting for regulated public utilities, the Company has capitalized certain of these leases and reflects lease payments as rental expense in the periods to which they relate. This capitalization has no impact on the Company's net income.

   Assets held under capital leases amounted to approximately $7,703,000 and $7,685,000 at December 31, 1997 and 1996,
respectively. Accumulated amortization on assets held under capital leases amounted to approximately $5,072,000 and $5,874,000 at December 31, 1997 and 1996, respectively.

   The most significant agreements which meet the criteria for capital lease classification are a lease which expires in 1998 for a liquefied natural gas storage tank in South Yarmouth,
Massachusetts and a lease which expires in 2002 for office facilities in Lowell, Massachusetts. Both leases have fair market renewal options at the end of their initial terms.

   Total rental expense for the years 1997, 1996 and 1995 approximated $1,527,000, $1,493,000 and $1,429,000, respectively.
At December 31, 1997, the future minimum payments (including interest) under the Company's lease agreements are: $1,069,000 in 1998; $749,000 in 1999; $619,000 in 2000; $544,000 in 2001;
$201,000 in 2002; and $0 thereafter.

Note G:  Employee Benefit Plans

Savings Plan - The Company sponsors an employee 401(k) Savings Plan. The Company's matching contribution, exclusive of plan administration costs, was $625,000, $570,000 and $459,000 for 1997, 1996 and 1995, respectively.

Pension  Plans  -  The Company and its subsidiaries  have  various
defined   benefit   pension  plans  covering   substantially   all
employees.

Net   periodic   pension  cost  is  comprised  of  the   following
components:
                                      Year Ended December 31,
(In Thousands)                        1997      1996    1995

Benefits earned during the period   $1,042    $1,036  $  836
Interest cost on projected
   benefit obligation                3,427     3,267   3,279
Actual return on plan assets        (6,711)   (4,710) (5,515)
Net amortization and deferral        3,673     1,882   2,757
Net periodic pension cost           $1,431    $1,475  $1,357

Assumptions used in actuarial calculations were as follows:

                                     Year Ended December 31,
                                     1997      1996     1995

Weighted average discount rate       7.00%     7.75%    7.50%
Future compensation increases        4.00%     4.00%    4.00%
Expected long-term rate of return
on assets                            9.00%     9.00%    9.00%

The funded status of the plans at December 31, 1997 and 1996 is as follows:
                              1997                      1996
                          Assets Accumulated       Assets Accumulated
                          Exceed    Benefits       Exceed    Benefits
                     Accumulated      Exceed  Accumulated      Exceed
(In Thousands)          Benefits      Assets     Benefits      Assets

Projected benefit
obligations:
  Vested               $(32,420)   $(12,020)    $(28,612)   $(10,381)
  Nonvested                (828)     (1,088)        (703)       (956)
Accumulated             (33,248)    (13,108)     (29,315)    (11,337)
Due to recognition of
future salary increases  (4,497)       (136)      (4,248)       (116)
          Total         (37,745)    (13,244)     (33,563)    (11,453)
Plan assets at fair      38,765       9,567       33,743       7,715
value
Projected benefit
obligation                1,020      (3,677)         180      (3,738)
     less than (in
     excess of)
     plan assets
Unrecognized net (gain)      78         729         (457)        188
     loss
Unrecognized              1,223         331        1,398       2,020
transition amount
Unrecognized prior          (60)      2,424          487       1,064
service cost
Additional liability
accrued                       -      (3,350)           -      (3,157)
Prepaid (accrued)
pension costs            $2,261    $ (3,543)    $  1,608      (3,623)

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

      During 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). Prior to 1993, expense was recognized when benefits were paid. In accordance with SFAS 106, the Company began recording the cost for this plan on an accrual basis in 1993. The Company amortizes the transition obligation over a twenty-year period. The Company's cost under this plan for 1997, 1996 and 1995 was $410,000, $501,000 and $672,000 respectively. A regulatory asset of $431,000 was recorded in 1993 representing the excess of postretirement benefits on the accrual basis over the paid amounts for the period of January 1, 1993 until November 1, 1993, the effective date of the DTE's approval of the Company's new rates. Currently, the DTE allows Massachusetts utilities to recover the tax deductible portion of these postretirement benefits.

      Beginning in 1990, the Company has funded a portion of these costs through the combination of a trust under Section 501(c)(9) of the Internal Revenue Code and separate accounts of the trust under Section 401(h) of the Internal Revenue Code.

      The following table sets forth the plan's funded status reconciled with the amounts recognized in the Company's financial statements at December 31, 1997 and 1996:

(In Thousands)                      1997       1996

Accumulated postretirement
benefit obligation:
     Retirees                     $(4,564)   $(3,957)
     Fully eligible active plan
        participants               (1,192)    (1,033)
     Other active plan
        participants               (1,423)    (1,239)
     Total                         (7,179)    (6,229)
Plan assets at fair value           5,163      4,563
Accumulated postretirement
     benefit obligation
     in excess of plan assets      (2,016)    (1,666)
Unrecognized net (gain) from
     past experience different
     from that assumed and from
    changes in assumptions         (1,351)    (1,679)
Unrecognized transition
obligation                          4,045      4,315
Prepaid postretirement benefit
cost                                $ 678      $ 970


Net periodic postretirement benefit cost included the following components:

                                Year Ended December 31,
(In Thousands)                  1997      1996      1995

Service cost - benefits
attributable to service         $113      $137      $145
     during the period
Interest cost on accumulated
postretirement                   477       461       505
     benefit obligation
Actual return on plan assets    (779)     (507)     (639)
Net amortization and deferral    599       410       661
Net periodic postretirement     $410      $501      $672
benefit cost

     For measurement purposes, a 6% (4.5% for dental costs) annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998; the rate of increase for medical costs was assumed to decrease gradually to 4.5% for 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $979,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost for the year then ended by $81,000.

      The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%, 7.75% and 7.5% for 1997, 1996 and 1995, respectively. The expected long-term rate of return on plan assets was 9% for assets in the Section 401(h) accounts and, after estimated taxes, was 6% for assets in the Section 501(c)(9) trust for all years presented.


Note H:  Other Commitments

Long-Term Obligations - The Company has contracts, which expire at various dates through the year 2013, for the acquisition and delivery of gas supplies and the storage and delivery of natural gas stored underground. The contracts contain minimum payment provisions which correspond to gas purchases that, in the opinion of management, are not in excess of the Company's requirements.

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

   Pipelines are expected to be allowed to recover prudently incurred transition costs from customers such as the Company, primarily through a demand charge, after approval by FERC. The Company's additional transition cost liabilities are estimated to range from $2,800,000 to $3,300,000. The Company is recovering these costs from its customers, as approved by the DTE in October 1994. As of December 31, 1997, the Company has recorded on the balance sheet a long-term liability of $2,800,000 ("Accrued Transition Costs") and, based upon expected rate recovery, has recorded a regulatory asset of $2,800,000 ("Unrecovered Transition Costs Accrued"). Actual transition costs to be incurred depends on various factors, and therefore future costs may differ from the amounts discussed above.

Note I:  Contingencies
The Company is involved in various legal actions and claims arising in the normal course of business. Management does not believe the outcome of any action or claim will have a material adverse effect upon the Company's financial position or results of operations.

      Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DTE ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1997, the Company had incurred environmental response costs of $11,875,000 of which $8,042,000 has been recovered from customers to date.

  As of December 31, 1997, the Company has recorded on the balance sheet a long-term liability of $707,000 and, based upon expected rate recovery, has recorded a corresponding regulatory asset. This amount represents estimated future response costs for these sites based on the Company's preferred methods of remediation. Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.


Note J:  Quarterly Financial Data (Unaudited)
(In Thousands Except Per Share Amounts)        Income
                           Utility           (Loss) Per   Dividends
                          Operating     Net    Average     Paid Per
                Operating   Income     Income   Common       Common
Quarter Ended    Revenues   (Loss)     (Loss)   Share         Share
1997
December 31       $62,275  $9,481     $7,814      $.90      $.335
September 30       14,877  (3,043)    (4,566)     (.53)      .335
June 30            26,927    (556)    (2,501)     (.29)      .335
March 31           83,061  16,974     15,293      1.79       .325
1996
December 31       $53,612  $9,289     $7,035      $.83      $.325
September 30       14,983  (2,613)    (3,580)     (.42)      .325
June 30            23,973    (714)    (2,205)     (.26)      .325
March 31           77,310  16,192     15,228      1.82       .320

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


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Shareholders of Colonial Gas Company

We have audited the accompanying consolidated balance sheets of Colonial Gas Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows, and common equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Colonial Gas Company and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                             GRANT THORNTON LLP


Boston, Massachusetts
January 14, 1998

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


F. L. Putnam, III                     Nickolas Stavropoulos
President and Chief                   Executive Vice President-
Executive Officer                     Finance, Marketing and
                                      Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net Income and Dividends

Net income and income per average common share were $16,040,000 ($1.87), $16,478,000 ($1.95), and $13,764,000 ($1.66) for the
years ended December 31, 1997, 1996, and 1995, respectively.

  Net income was favorably impacted by colder than 20-year average temperatures in 1997, 1996 and 1995. This is summarized as follows:
                                          1997    1996   1995
Percent colder than 20-year average       1.8%    3.0%   2.4%

Percent colder (warmer) than prior year  (1.2)%   0.6%  (2.5)%

Other items which had an impact on net income are discussed in the following sections.

   Dividends paid per common share were $1.33 in 1997, $1.295 in 1996 and $1.275 in 1995. The Company has paid dividends for 61 consecutive years, and has increased dividends each year for the past 18 years.


Operating Revenues

Operating revenues were $187,140,000 in 1997, $169,878,000 in 1996 and $163,668,000 in 1995. Operating revenues are impacted by the volumes of gas sold and transported, changes in base rates as approved by the Massachusetts Department of Telecommunications & Energy (DTE), formerly known as the Massachusetts Department of Public Utilities, and the pass-through of gas costs to customers via a cost of gas adjustment clause ("CGAC").

   The volumes of gas sold are affected by fluctuations in weather and the number of customers being served. Firm customers increased by 14,900 over the last three years from 136,700 in December 1994 to 151,600 in December 1997, an increase of 10.9%. The chart below summarizes volumes of gas sold and transported and number of firm customers:

                                       1997    1996     1995
(In MMcf)
Gas sold
   Firm                              19,997   19,56  318,560
   Non-Firm                              62     648    1,148
Gas transported
   Firm                               3,278   3,918    2,537
   Non-Firm                           3,791   2,671    3,224
         Total gas sold and
            transported (In MMcf)    27,128  26,800   25,469

Firm Customers                      151,600 145,400  141,400

   Operating revenues increased $17,262,000 or 10.2% from 1996 to 1997. This increase resulted from customer growth of 4.2% and higher gas costs, which offset weather which was 1.2% warmer than the prior year.

   Operating revenues increased $6,210,000, or 3.8% from 1995 to 1996. This increase resulted from weather that was 0.6% colder than the prior year and customer growth of 2.9%.

Cost of Gas Sold

Average cost of gas sold per Mcf was $5.08 in 1997, $4.29 in 1996 and $4.22 in 1995. Cost of gas sold is based upon the sales volumes, the price and mix of gas purchased and used to satisfy demand, and profits on non-firm sales and transportation, which flow back to firm sales customers as a credit through the CGAC.

     The Company distributes natural gas purchased under long-term contracts as well as gas purchased on the spot market. The following table summarizes the sources of gas purchased by the
Company:

(In MMcf)                                1997    1996    1995
Gas purchased
  Pipeline                             14,763  15,115  14,659
  Underground storage                   3,605   3,346   3,270
  LNG/Other                             2,365   2,596   2,426
     Total gas purchased               20,733  21,057  20,355

Underground storage consists primarily of spot gas purchased and injected into storage during the summer and fall for use during the following winter.

Operating Expenses

Operations expense was $30,044,000 in 1997, a decrease of $328,000 or 1.1%, from 1996, and $30,372,000 in 1996, a decrease of
$38,000, or 0.1%, from 1995.

   Maintenance expense increased $27,000, or 0.6%, in 1997 from 1996 and increased $75,000, or 1.7%, in 1996 from 1995.

  Depreciation and amortization expense increased $821,000 or 7.3% in 1997 and $1,003,000 or 9.8% in 1996. The increases in 1997 and
1996 were due to increases in utility property.

   Local property and other taxes decreased 2.1% in 1997 from 1996 due to reduced property taxes. Local property and other taxes increased 4.3% in 1996 from 1995. The increase in 1996 was due to higher property taxes and additional property subject to property taxes.

Income Taxes

Total Federal income and state franchise taxes increased $884,000 or 9.7% in 1997 from 1996 and increased $762,000 or 9.2% in 1996 from 1995 as a result of a higher level of income for the utility operations.

Other Operating Income (Expense)

Other operating income (expense), net of income taxes was $645,000 in 1997, $2,276,000 in 1996 and $645,000 in 1995. Other operating income primarily includes the results of the Company's wholly-owned energy trucking subsidiary (Transgas). Also included are heating and water heating equipment sales and installations.

   Transgas' 1997 financial results were driven by a 50% decrease in liquefied natural gas ("LNG") hauls leading to a $5,502,000 decrease in energy trucking revenue and a $1,699,000 decrease in energy trucking net income. This decrease in demand of transportation of LNG occurred for most of the year and was primarily due to the warmer than normal weather in the first quarter of 1997.

   Transgas' 1996 financial results were driven by a 68% increase in LNG hauls leading to a $3,455,000 increase in energy trucking revenue and a $1,422,000 increase in energy trucking net income. This increase in demand of transportation of LNG occurred for most of the year and was primarily due to the colder than normal weather in the fourth quarter of 1995 and the first quarter of 1996.

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

Non-Operating Income

Non-operating income, net of income taxes, was $573,000 in 1997, $757,000 in 1996 and $864,000 in 1995. Non-operating income includes interest income and miscellaneous other income.

Interest and Debt Expense

Interest and debt expense decreased $675,000 or 7.7% in 1997 from 1996. The decrease in 1997 was due to decreased levels of short-term debt and greater interest income on higher balances of regulatory assets, which offset interest expense. These were partially offset by an increase in interest on long-term debt. Interest and debt expense decreased $561,000 or 6.1% in 1996. The decrease in 1996 was due to a decrease in interest on long-term debt resulting from the early retirement of higher interest debt in December 1995 offset by increased levels of short-term debt, although at lower short-term interest rates.

Effects of Inflation

Inflation generally has a negative impact upon the Company's profitability since the rates charged to the Company's utility customers, excluding changes in the cost of gas sold, cannot be increased without formal proceedings before the DTE. Changes in the cost of gas sold are automatically reflected in customer rates pursuant to semi-annual adjustments under the CGAC. In the absence of authorized rate increases, the Company must look to increased productivity and higher sales volumes to offset inflationary increases in its other costs of operations. The present regulatory process permits the Company to earn a rate of return based on the historical cost of utility property without recognition of the current replacement cost. The Company's policy is to file for an increase in rates only when increases in productivity and customers are not sufficient to counteract the impact of inflation. The Company has set a goal to defer its next base rate increase until at least the year 2000.

Regulatory Matters

The Company is a public utility subject to the jurisdiction and regulatory authority of the DTE with respect to its rates as well as to the issuance of securities, franchise territory and other related matters. On July 18, 1997, the DTE directed the Company and the other investor-owned gas utilities in Massachusetts to collaborate on developing common principles to unbundle their services to provide customers with broader supplier choice. The DTE further directed that all gas utilities have unbundled rates in effect by November 1, 1998 for all customer classes.

   Unbundled service separates (i) the part of the service involving procuring the gas and transporting it to the city-gate (i.e. the point where the Company takes gas from the interstate pipeline into its distribution systems); and (ii) the delivery of the gas to the customer's facility through the local distribution system. The Company presently offers an unbundled service to commercial and industrial customers who seek to have other suppliers procure their gas which the Company then delivers to them through its distribution system. The Company's proposal for further rate unbundling is being developed and is expected to be filed in the spring of 1998. In addition, the Company continues to participate in the DTE-directed Unbundling Collaborative. The Company cannot predict the outcome of the unbundling collaborative process or the other regulatory changes that may take place, but at this time, the Company does not anticipate that the unbundling of its services will have a material financial impact on its business.

    Under the present regulatory system, the DTE permits Massachusetts gas companies to utilize a CGAC through which firm sales customers pay, via their monthly gas bill, the costs incurred by the companies in procuring and transporting gas to the companies distribution systems. Changes in non-gas or base rates charged to customers are subject to approval by the DTE after formal proceedings.

   Environmental response costs, transition costs and demand side management ("DSM") program costs are recovered through the CGAC, as approved by the DTE. The environmental response costs recovered through the CGAC relate to the Company's former gas manufacturing operations, as described under "Environmental Matters". Transition costs relate to Federal Energy Regulatory Commission ("FERC") approved pipeline charges resulting from Order 636. In addition to full recovery of the installed conservation measures, the Company is allowed to recover, under methodologies approved in 1995 for its residential DSM programs and in 1996 for its commercial and industrial programs resulting lost margins and financial incentives based on the attainment of performance goals.

   The Company has made only two requests for base rate increases since 1984. Its most recent request was made in 1993. In response to that request, the DTE approved a base rate increase that was designed to produce additional revenues of $6.7 million or 3.9% annually, effective November 1, 1993. Based upon continued strong customer growth, cost control and improved productivity, the Company's goal remains to postpone the filing of a request for its next base rate increase until at least the year 2000, while maintaining an adequate return to shareholders. Under a 1995 industry wide ruling of the DTE, the Company will be required in its next base rate filing either to present an alternative incentive based method of pricing or to justify continuation of the traditional cost of service/rate of return method.

  On the same July 18, 1997 date that the DTE issued its directive to the Massachusetts investor-owned gas utilities to collaborate on unbundling their services, the DTE issued its order declining to approve the Company's proposed joint venture with Cabot LNG Corporation. The proposed joint venture would have combined certain LNG assets and resources of the two companies, including the Company's Tewksbury LNG facility and its LNG trucking subsidiary, Transgas Inc. The DTE's decision declining to approve the joint venture appeared to be based in large part on its unwillingness to allow a supply asset like the Tewksbury LNG facility to be used as proposed until the issues related to unbundling were resolved.

   The Company follows the provisions of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") requiring the Company to record the financial statement effects of the rate regulation to which the Company is currently subject. Future regulatory changes could result in the Company no longer meeting the provisions of SFAS 71 for all or part of its business, thereby requiring the elimination of the financial statement effects of regulation for that portion of its business.

Environmental Matters

Working with the Massachusetts Department of Environmental Protection, the Company is engaged in site assessments and evaluation of remedial options for contamination that has been attributed to the Company's former gas manufacturing site and at various related disposal sites. During 1990, the DTE ruled that Colonial and eight other Massachusetts gas distribution companies can recover environmental response costs related to former gas manufacturing operations over a seven-year period, without carrying costs, through the CGAC. Through December 31, 1997, the Company had incurred environmental response costs of $11,875,000 of which $8,042,000 has been recovered from customers to date.

  As of December 31, 1997, the Company has recorded on the balance sheet a long-term liability of $707,000 and, based upon expected rate recovery, has recorded a corresponding regulatory asset. This amount represents estimated future response costs for these sites based on the Company's preferred methods of remediation. Actual environmental response costs to be incurred depends on various factors, and therefore future costs may differ from the amount currently recorded as a liability.

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

The Year 2000 Issue

The Company's principal computer systems are currently capable of processing the year 2000 or are in the process of being upgraded or replaced by systems that are similarly capable. The Company does not expect the cost of addressing this issue to have a material impact on the Company's financial results.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

The Company's liquidity is affected by its ability to generate funds from operations and to access capital markets. The Company's operations are seasonal with its cash flow reflecting this seasonality. The Company typically generates approximately 70 to 80 percent of its annual operating revenues during the November through April heating season, which results in a high level of cash flow from operations from late winter through early summer. As a result of this seasonality, the Company's liquidity can be affected by significant variations in weather. Short-term borrowings are highest during the fall and early winter months due to the completion of the annual construction program and seasonal working capital requirements.

Investing Activities

The Company invests in property, plant and equipment to improve and protect its distribution system, and to expand its system to meet customer demand. Utility capital expenditures were $35,788,000 in 1997, $26,875,000 in 1996 and $24,096,000 in 1995.
The Company's long-range plan calls for annual utility expenditures, of which over 52% is budgeted for new business, averaging $28,000,000 over the next five years as follows:



(In Thousands)           1998     1999      2000     2001     2002

Distribution          $22,500  $23,100   $23,800  $24,700  $25,600
Production              1,800      100       400      300      900
Information Systems     5,000    3,100     2,400      500      400
Automated Meter
   Reading              3,100      300       300      300      200
General                   300      300       300      300      300
     Total Capital
        Expenditures  $32,700  $26,900   $27,200  $26,100  $27,400



Financing Activities
  The Company has raised permanent capital during the last three years as follows:

(In Thousands)                     1997      1996      1995
Common Stock Under Dividend
   Reinvestment and Common Stock
   Purchase Plan and Employee
   Savings Plan                  $3,621    $3,277    $2,702
  Medium term notes under
     the first mortgage
     indenture                  $15,000   $30,000   $20,000

   The aggregate amount of maturities of Long-Term Debt for the years 1998 through 2002 are $10,164,000 in 1998, and $20,102,000 in 1999. Series MTA-6 Bonds due in 2027 can be redeemed by the holder in 2002. The Company has entered into treasury rate locks in order to hedge the interest rate on long-term debt anticipated to be issued in early 1998. The treasury rate locks are for $10 million at a 10-year treasury rate of 5.88% and for $20 million at a 15-year treasury rate of 5.88%.

   The Company has a $75 million credit facility expiring in September 2000, which allows it to meet its seasonal working capital needs. Up to $30 million of the credit facility can be used by the Company's gas inventory trust. The credit facility allows the Company the option to borrow under any one of three alternative rates.

   The equity and debt components of the Company's capital structure at the end of the year is shown in the table below:

                                        1997    1996   1995
Equity                                   55%     54%    58%
Long-Term Debt                           45%     46%    42%

   As of April 1997, the quarterly dividend paid on the Company's Common Stock was increased to $.335 per share or an annualized dividend rate of $1.34 per share.

Forward Looking Information

This report and other Company reports contain forward looking statements which are subject to the inherent uncertainties in predicting future results and conditions. Certain factors that could cause actual results to differ materially from those projected in these forward looking statements include, but are not limited to, variations in weather, changes in the regulatory environment, customers' preferences on energy sources, general economic condition, increased competition and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of the Company.

FINANCIAL AND OPERATING STATISTICS
(For the Years Ending
December 31)           1997      1996       1995     1994      1993
Operating
   Revenues
  (In Thousands)
Residential         $121,649   $108,879  $103,991  $104,812  $106,362
Commercial and
   industrial         59,163     54,324    52,926    56,358    53,933
Firm transportation    1,941      1,843     1,294     1,210       816
Non-firm sales         2,530      2,985     3,745     2,429     3,613
Non-firm
   transportation        631        453       424       401       409
Other                  1,226      1,394     1,288     1,017       233
     Total operating
        revenues    $187,140   $169,878  $163,668  $165,327  $165,366

Gas Sold (MMcf)
Residential           12,492     12,094    11,361    11,190    11,492
Commercial and
   industrial          7,505      7,469     7,199     7,526     7,443
Non-firm                  62        648     1,148       729     1,030
     Total gas
       sales          20,059     20,211    19,708    19,445    19,965
Gas Transported (MMcf)
Firm                   3,278      3,918     2,537     6,090     4,163
Non-firm               3,791      2,671     3,224     4,185     4,026
     Total gas
       transported     7,069      6,589     5,761    10,275     8,189
     Total gas sold
       and trans-
       ported         27,128     26,800    25,469    29,720    28,154
Gas Purchased (MMcf)
Pipeline              14,763     15,115    14,659    14,392    14,983
Underground storage    3,605      3,346     3,270     3,112     3,501
LNG - as liquid          680      1,067       844     1,129       907
LNG - as vapor         1,680      1,528     1,574     1,236       917
Propane                    5          1         8        25         8
     Total gas
       purchased      20,733     21,057    20,355    19,894    20,316
Company use and
   other                (674)      (846)     (647)     (449)     (351)
     Available for
       sale           20,059     20,211    19,708    19,445    19,965
Customers - End of
  period
Residential          136,826    131,286   127,419   123,077   118,918
Commercial and
   industrial         14,697     14,136    13,940    13,559    13,269
Firm transportation       30         19        11         8         1
Non-firm sales            22         25        27        21        21
Non-firm transportation   15          5         2         2         2
  Total customers -
   end of period     151,590    145,471   141,399   136,667   132,211
Average Annual Mcf
   Sold/Customer
Residential               96         96        94        96       101
Commercial and
   industrial            519        533       531       569       575
Average Annual
   Bill/Customer
Residential             $935       $868      $858      $897      $939
Commercial and
   industrial         $4,093     $3,880    $3,901    $4,260    $4,167
Average Revenue/Mcf
Residential            $9.74      $9.00     $9.15     $9.37     $9.26
Commercial and
   industrial          $7.88      $7.27     $7.35     $7.49     $7.25
Residential Heating
   Customers as a
   % of all Residential
   Customers             91%        90%       90%       90%       90%
Highest Daily
   Sendout (Mcf)     183,063    170,984   199,275   204,896   184,303
Percent Colder
   (Warmer) than
   20-year average      1.8%       3.0%      2.4%      5.0%      6.3%

SELECTED FINANCIAL DATA

(For the Years Ending December 31)
(In Thousands Except
Per Share Amounts)         1997      1996       1995     1994      1993

Balance Sheet Data:
Assets:
Utility property - net  $274,532  $250,983   $235,555 $221,685  $202,713
Non-utility property
   - net                   7,312     5,925      5,036    3,479     3,235
Capital leases - net       2,630     1,811      2,253    2,948     3,914
Current assets            67,967    67,558     61,002   65,568    67,668
Deferred charges and
   other assets           36,550    38,135     38,575   37,668    34,588
     Total              $388,991  $364,412   $342,421 $331,348  $312,118
Capitalization and
   Liabilities:
Capitalization:
Common equity           $122,132  $113,906   $105,070 $ 99,175  $ 94,283
Long-term debt           100,102    95,266     75,418   77,923    87,432
     Total
       Capitalization    222,234   209,172    180,488  177,098   181,715
Capital lease obligations  1,617       930      1,359    2,237     3,149
Current liabilities      102,508    94,169    101,666   91,382    73,413
Deferred credits and
   reserves               62,632    60,141     58,908   60,631    53,841
     Total              $388,991  $364,412   $342,421 $331,348  $312,118

Income Statement Data:
Operating revenues      $187,140  $169,878   $163,668 $165,327  $165,366
Cost of gas sold        (102,455)  (87,188)   (83,631) (87,458)  (90,915)
Operating margin          84,685    82,690     80,037   77,869    74,451
Operating expenses
   (including income
    taxes)               (61,829)  (60,536)   (58,512) (60,331)  (55,736)
Utility operating income  22,856    22,154     21,525   17,538    18,715
Other income - net of
   income taxes            1,218     3,003      1,509    1,880     1,448
Interest and debt
   expense                (8,034)   (8,709)    (9,270)  (8,409)   (8,141)
Accounting change              -         -          -        -         -
Net income               $16,040  $ 16,478    $13,764  $11,009  $ 12,022

Capitalization Ratios:
Common equity                55%       54%        58%      56%       52%
Long-term debt               45%       46%        42%      44%       48%
Common Stock Data:
Average shares
   outstanding             8,598     8,432      8,294    8,119     7,931
Income per share           $1.87     $1.95      $1.66    $1.36(a)  $1.52
Dividends paid per share:
  Common Stock             $1.33    $1.295     $1.275   $1.255    $1.235
  Class A Common Stock         -         -          -        -         -
  Per weighted average
     common share          $1.33    $1.295     $1.275   $1.255    $1.235
Dividend payout rate         71%       66%       77%       92%       81%
Book value per share      $14.06    $13.37    $12.56    $12.05    $11.74
Dividends as a percent
   of book value              9%       10%       10%       10%       11%
Market price per share    $28.81    $21.25    $20.25    $19.25    $22.50
Market price as a
   percent of book value    205%      159%      161%      160%      192%
Return on average common
   equity                  13.6%     15.1%     13.5%     11.4%     13.2%

(a) 1994 is after a restructuring charge of $.24 per share.
(b) 1988 includes the cumulative effect of an accounting change of $.33 per share.

                          SHAREHOLDER INFORMATION

Corporate Headquarters
Colonial Gas Company
40 Market Street
P. O. Box 3064
Lowell, MA 01853-3064
(978) 322-3000
FAX: (978) 459-2314
www.colonialgas.com

Annual Meeting
The  Annual Meeting of Stockholders will be held on  April
15,  1998 at 10:00 a.m. at BankBoston, 100 Federal Street,
Boston, Massachusetts.

Stock Listing
The  Company's Common Stock began trading on the New  York
Stock  Exchange  under the symbol "CLG" on  September  18,
1997. Prior to that date, the Company traded on the NASDAQ
Stock  Market  under  the  symbol  "CGES".  Stock  trading
activity  is reported in financial publications under  the
abbreviation of ColonlGas or ColnlGa.
Annual Report - Form 10-K
A copy of the Company's 1997 Annual Report on Form 10-K as
filed with the Securities and Exchange Commission will  be
sent  free  of charge to any shareholder who contacts  the
Investor    Relations   Department   at   the    corporate
headquarters   address  above.   Many  of  the   Company's
financial statements are also available on its website.

Transfer Agent
BankBoston, N.A.
c/o Boston EquiServe, L.P.
P. O. Box 8040
Mail Stop: 45-02-64
Boston, MA  02266-8040
(800) 736-3001
(781) 575-3100

Independent Certified Public Accountants
Grant Thornton LLP
98 North Washington Street
Boston, MA  02114
(617) 723-7900

Corporate Counsel
Palmer & Dodge LLP
One Beacon Street
Boston, MA 02108
(617) 573-0100

Dividends
The  Company  has paid dividends on Common  Stock  for  61
consecutive years and has increased dividends each year for the past 18 years. Common Stock dividends are payable if and when declared by the Board of Directors.

Anticipated Record Date        Anticipated Payment Date
February 27, 1998              March 13, 1998
June 1, 1998                   June 15, 1998
September 1, 1998              September 15, 1998
December 1, 1998               December 15, 1998

Dividend Reinvestment Plan
The  Company's  Dividend  Reinvestment  and  Common  Stock
Purchase Plan ("DRIP") provides shareholders of record with an economical and convenient method for purchasing additional shares of the Company's Common Stock without paying any brokerage fees.
 Participants in the plan may elect to purchase additional
Colonial shares at a 5% discount from the market price by reinvesting all or a portion of their dividends with no brokerage fees. Participants in the plan may also make optional cash purchases of Common Stock at the market price in amounts ranging from a minimum of $10 to a maximum of $5,000 per calendar quarter, with no brokerage fees.
   Features of the plan at no charge to shareholders include:

 - Direct deposit of dividends by electronic deposit

 - Automatic  monthly  investments  by  electronic   funds
   transfer

 - Safekeeping of stock certificates

  Additional information describing the plan, including  a
prospectus and enrollment information, can be obtained  by
contacting  the  Company's  Transfer  Agent  or   Investor
Relations Department.

Investment Dates
The investment date for optional cash investments under the DRIP will be the fifteenth day of each month or, if that day is not a business day, the preceding business day. Optional cash investments must be received by the Company's Transfer Agent five business days before the investment date. The dates below will help you plan for any optional cash investments during 1998.

Date Investment Must Be          Investment
Received By Transfer Agent       Dates

April 8                          April 15
May 8                            May 15
June 8                           June 15
July 8                           July 15
August 7                         August 14
September 8                      September 15
October 7                        October 15
November 6                       November 13
December 8                       December 15


Equity Research

Equity   research   reports   are  independently   prepared   and
distributed  by the following firms: A. G. Edwards & Sons,  Inc.;
Edward  Jones; First Dallas Securities; Merill Lynch; and  Tucker
Anthony Incorporated.

Investment Information

Colonial  Gas  Company  is a corporate  member  of  the  National
Association of Investors Corporation (NAIC). The Company is also a participant in NAIC's Low Cost Investment Plan.

SHAREHOLDER INFORMATION

Market Prices and Dividends


The following table reflects the high and low sales prices as reported by the New York Stock Exchange (since the third quarter of 1997) and NASDAQ Stock Market, for shares of the Company's Common Stock for 1997 and 1996, and the quarterly dividends paid per share.

                           Sales Prices        Dividends
                           High    Low       Paid per Share

1997                    __________________________________

The Year              	 $30-1/16  $19-1/4       $1.330
4th Quarter               30-1/16   23-11/16       .335
3rd Quarter               25-1/4    20-1/2         .335
2nd Quarter               22-3/4    19-1/4         .335
1st Quarter               24        20             .325


1996                    __________________________________

The Year                 $24-1/4   $20           $1.295
4th Quarter               24        21-1/4         .325
3rd Quarter               24-1/4    20-1/4         .325
2nd Quarter               24-1/4    20             .325
1st Quarter               24        20-1/4         .320



Shareholders and Record Holders
At December 31, 1997, there were approximately 15,000
shareholders of the Company's Common Stock, including 5,111 shareholders of record.


            [END OF EXHIBIT 13a TO COLONIAL GAS COMPANY
              10-K FOR YEAR ENDED DECEMBER 31, 1997]